Exhibit 2.1

ARRANGEMENT AGREEMENT

CENTERRA GOLD INC.

- and -

THOMPSON CREEK METALS COMPANY INC.

July 5, 2016

TABLE OF CONTENTS

ARTICLE 1
INTERPRETATION

1.1	Definitions	1
1.2	Currency	16
1.3	Interpretation Not Affected by Headings	16
1.4	Knowledge	17
1.5	Extended Meanings, Etc.	17
1.6	Date of any Action; Computation of Time	17
1.7	Schedules	17

ARTICLE 2
THE ARRANGEMENT

2.1	The Arrangement	18
2.2	Implementation Steps by the Company	18
2.3	Implementation Steps by the Purchaser	20
2.4	Interim Order	20
2.5	Circular	21
2.6	Court Proceedings	23
2.7	Dissent Rights	23
2.8	List of Securityholders	23
2.9	Securityholder Communications	24
2.10	Company PSUs, Company RSUs and Cash Based Incentive Plan Awards	24
2.11	Payment of Consideration	25
2.12	Withholding Taxes	25
2.13	U.S. Securities Law Matters	25
2.14	U.S. Tax Matters	26

ARTICLE 3
REPRESENTATIONS AND WARRANTIES

3.1	Representations and Warranties of the Company	27
3.2	Representations and Warranties of the Purchaser	54
3.3	Survival of Representations and Warranties	64

ARTICLE 4
COVENANTS

4.1	Covenants of the Company Regarding the Conduct of Business	64
4.2	Covenants of the Purchaser Regarding the Conduct of Business	70
4.3	Access to Information	71
4.4	Covenants of the Company Regarding the Arrangement	72
4.5	Covenants of the Purchaser Regarding the Performance of Obligations	73
4.6	Mutual Covenants	74
4.7	Covenants Related to Regulatory Approvals	75
4.8	Employment Agreements	76

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4.9	Indemnification and Insurance	77
4.10	Control of Business	77
4.11	Company Notes	77
4.12	Negotiations with Respect to Notes	79
4.13	Pre-Acquisition Reorganization	79
4.14	TSX Delisting and OTCQX Removal	80

ARTICLE 5
ADDITIONAL AGREEMENTS

5.1	Acquisition Proposals	80
5.2	Termination Fee and Expenses	86

ARTICLE 6
TERMINATION

6.1	Termination	88
6.2	Void upon Termination	90
6.3	Notice and Cure Provisions	90

ARTICLE 7
CONDITIONS PRECEDENT

7.1	Mutual Conditions Precedent	91
7.2	Additional Conditions Precedent to the Obligations of the Company	92
7.3	Additional Conditions Precedent to the Obligations of the Purchaser	93

ARTICLE 8
GENERAL

8.1	Notices	94
8.2	Assignment	96
8.3	Benefit of Agreement	96
8.4	Third Party Beneficiaries	96
8.5	Time of Essence	96
8.6	Public Announcements	96
8.7	Governing Law; Attornment	97
8.8	Entire Agreement	97
8.9	Amendment	97
8.10	Waiver and Modifications	98
8.11	Severability	98
8.12	Mutual Interest	98
8.13	Further Assurances	99
8.14	Injunctive Relief	99
8.15	No Personal Liability	99
8.16	Counterparts	99

Schedule A	-	Form of Plan of Arrangement

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Schedule B	Arrangement Resolution

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ARRANGEMENT AGREEMENT

THIS AGREEMENT is made as of July 5, 2016

BETWEEN

CENTERRA GOLD INC.,

a corporation incorporated under the laws of Canada (the “Purchaser”)

-  and  -

THOMPSON CREEK METALS COMPANY INC.,

a corporation incorporated under the laws of the Province of British Columbia (the “Company”).

WHEREAS the Purchaser proposes to acquire all of the outstanding common shares of the Company pursuant to the Arrangement (as defined herein), as provided in this Agreement;

AND WHEREAS the Company Special Committee (as defined herein) has unanimously determined that the Arrangement is fair to the Company Shareholders (as defined herein) and that the Arrangement is in the best interests of the Company and has recommended to the Company Board (as defined herein) that the Company Board recommend that the Company Shareholders vote in favour of the Arrangement Resolution (as defined herein);

AND WHEREAS the Company Board has unanimously (other than an abstention by a single director) determined that the Arrangement is fair to the Company Shareholders and that the Arrangement is in the best interests of the Company and has resolved, subject to the terms of this Agreement, to recommend that the Company Shareholders vote in favour of the Arrangement Resolution;

AND WHEREAS it is intended that the exchange of Company Shares (as defined herein) for the Share Consideration (as defined herein) pursuant to the Arrangement qualify as a reorganization within the meaning of Section 368(a) of the Code (as defined herein);

NOW THEREFORE in consideration of the premises and the covenants and agreements herein contained, the Parties agree as follows:

ARTICLE 1
 INTERPRETATION

1.1                                                                               Definitions

In this Agreement, unless otherwise defined or expressly stated herein or something in the subject matter or the context is inconsistent therewith:

“2017 Note Indenture” means the Indenture between the Company and Wells Fargo Bank, National Association, as U.S. Trustee, dated as of May 11, 2012, as supplemented by the First

Supplemental Indenture, dated as of May 11, 2012 among the Company, the guarantors party thereto and the U.S. trustee and the Fifth Supplemental Indenture dated as of November 27, 2012 among the Company and Wells Fargo Bank, National Trust Association, as U.S. trustee and U.S. collateral agent and Valiant Trust Company, as Canadian co-trustee and Canadian collateral agent;

“2018 Note Indenture” means the Indenture among the Company, the guarantors party thereto and Wells Fargo Bank, National Association, as trustee, dated as of May 20, 2011;

“2019 Note Indenture” means the Indenture among the Company and Wells Fargo Bank, National Association, as U.S. trustee and Valiant Trust Company, as Canadian trustee, as supplemented by the First Supplemental Indenture thereto, dated as of May 11, 2012, among the Company, the guarantors party thereto and the U.S. trustee, as further supplemented by the Second Supplemental Indenture thereto, dated as of May 11, 2012, among the Company, the guarantors party thereto, the U.S. trustee and the Canadian co-trustee, dated as of May 11, 2012, and as further supplemented by the Fourth Supplemental Indenture, thereto, dated as of June 21, 2012, among the Company, the U.S. trustee and Valiant Trust Company as Canadian co-trustee;

“Aboriginal” means any aboriginal peoples of Canada, including Indian (First Nation), Inuit and Métis peoples of Canada and includes any group of Aboriginals, including Tribal or Métis Councils;

“Aboriginal Claim” means any claim, written assertion or demand, whether proven or unproven, made by any Aboriginals with respect to Aboriginal title, Aboriginal rights, treaty rights or any other Aboriginal interest;

“Aboriginal Information” means any and all written documents or electronic and other communications and any oral communications respecting Aboriginal Claims, the issuance of any Permit that involve Aboriginal Claims and the duty to consult Aboriginals;

“Acceptable Confidentiality Agreement” means a confidentiality agreement between the Company and a third party other than the Purchaser that taken as a whole, is substantially similar to the Confidentiality Agreement and that contains: (a) confidentiality restrictions that are no less favourable to the Company than those set out in the Confidentiality Agreement including any waivers thereto; and (b) a standstill or similar provision that restricts the making, or amendment, of an Acquisition Proposal, except that such provision may include an exception solely to the extent necessary to allow a person to make a non-public proposal to the Company Board;

“Acquisition Agreement” means any letter of intent, memorandum of understanding or other Contract, agreement in principle, acquisition agreement, merger agreement or similar agreement or understanding with respect to any Acquisition Proposal but does not include an Acceptable Confidentiality Agreement;

“Acquisition Proposal” means, at any time after the entering into of this Agreement, whether or not in writing, any (a) proposal with respect to: (i) any direct or indirect acquisition, take-over bid, tender offer, exchange offer, treasury issuance or other transaction that, if consummated, would result in any person or group of persons other than the Purchaser (or any affiliate of the Purchaser) beneficially owning Company Shares (or securities convertible into or exchangeable or exercisable for Company Shares) representing 20% or more of the Company Shares then outstanding (assuming, if applicable, the conversion, exchange or exercise of such securities convertible into or exchangeable or exercisable for Company Shares), 20% or more of the Company 2017 Notes, Company 2018 Notes or 20% or more of the Company 2019 Notes; (ii) any plan of arrangement, amalgamation, merger, share exchange, consolidation, reorganization, recapitalization, liquidation, dissolution, winding up, exclusive license, business combination or other similar transaction in respect of the Company or any of its subsidiaries; or (iii) any direct or indirect acquisition by any person or group of persons of any assets of the Company and/or any interest in one or more of its subsidiaries (including shares or other equity interest of subsidiaries) that are or that hold the Material Property or that individually or in the aggregate or contribute 20% or more of the consolidated revenue of the Company and its subsidiaries or represent 20% or more of the voting, equity or other securities of any such subsidiary (or rights or interests therein or thereto) or constitute or hold 20% or more of the fair market value of the assets of the Company and its subsidiaries (taken as a whole) based on the financial statements of the Company most recently filed prior to such time as part of the Company Public Disclosure Record (or any sale, disposition, lease, license, royalty, alliance or joint venture, long-term supply agreement or other arrangement having a similar economic effect), whether in a single transaction or a series of related transactions, (b) inquiry, expression or other indication of interest or offer to, or public announcement of or of an intention to do any of the foregoing, (c) modification or proposed modification of any such proposal, inquiry, expression or indication of interest; or (d) any transaction or agreement, the consummation of which could reasonably be expected to impede, prevent or delay the transactions contemplated by this Agreement or completion of the Arrangement; in each case excluding the Arrangement and the other transactions contemplated by this Agreement;

“affiliate” and “associate” have the meanings respectively ascribed thereto under the National Instrument 45-106 — Prospectus Exemptions;

“Agreement” means this Agreement (including the Schedules attached hereto) as the same may be amended, supplemented, restated or otherwise modified from time to time in accordance with the terms hereof;

“Annual Financial Statements” means the audited financial statements of the Company as at, and for the years ended, December 31, 2015 and December 31, 2014 including the notes thereto;

“Arrangement” means an arrangement under the provisions of Section 288 of the BCBCA, on the terms and conditions set forth in the Plan of Arrangement as amended or varied from time to time in accordance with the terms of this Agreement or the Plan of Arrangement or made at the direction of the Court in the Final Order;

“Arrangement Filings” means the records and information provided to the Registrar under Subsection 292(a) of the BCBCA, together with a copy of the entered Final Order;

“Arrangement Resolution” means the special resolution approving the Arrangement to be considered and, if thought fit, passed by the Company Shareholders, such resolution to be considered at the Company Meeting and to be substantially in the form and content of Schedule B hereto;

“BCBCA” means the Business Corporations Act (British Columbia) including all regulations made thereunder, as promulgated or amended from time to time;

“Business Day” means a day other than a Saturday, a Sunday or any other day on which commercial banking institutions in Vancouver, British Columbia, Toronto, Ontario or the State of Colorado are authorized or required by applicable Law to be closed;

“Cash Based Incentive Plan” means the Company’s cash based incentive plan dated effective April 6, 2016.

“Change of Recommendation” has the meaning ascribed thereto in Section 6.1(c)(i);

“Circular” means the notice of meeting and accompanying information circular and proxy circular (including all schedules, appendices and exhibits thereto) to be sent to applicable Company Shareholders in connection with the Company Meeting, including any amendments or supplements thereto in accordance with the terms of this Agreement;

“Code” means the United States Internal Revenue Code of 1986, as amended;

“Collective Agreements” means collective agreements and related documents including benefit agreements, letters of understanding, letters of intent and other written communications (including arbitration awards) by which the Company and any of its subsidiaries are bound;

“commercially reasonable efforts” with respect to any Party means the cooperation of such Party and the use by such Party of its reasonable efforts consistent with reasonable commercial practice without payment or incurrence of any material liability or obligation;

“Commitment Letters” has the meaning ascribed thereto in Section 3.2(u)

“Company” has the meaning specified in the preamble;

“Company 2017 Notes” means the 9.75% senior secured notes of the Company due December 1, 2017 issued pursuant to the 2017 Note Indenture;

“Company 2017 Noteholders” means a holder of one or more Company 2017 Notes;

“Company 2018 Notes” means the 7.375% senior unsecured notes of the Company due June 1, 2018 issued pursuant to the 2018 Note Indenture;

“Company 2018 Noteholders” means a holder of one or more Company 2018 Notes;

“Company 2019 Notes” means the 12.5% senior unsecured notes of the Company due May 1, 2019 issued pursuant to the 2019 Note Indenture;

“Company 2019 Noteholders” means a holder of one or more Company 2019 Notes;

“Company Board” means the board of directors of the Company;

“Company Diligence Information” means the documents provided or made available to the Purchaser by the Company as posted on the Company’s SecureDocs data site or otherwise provided to the Purchaser by the Company as at 5:00 p.m. (Toronto time) on July 4, 2016 for the purposes of the Purchaser’s due diligence in connection with the Arrangement, the index of documents of which is appended to the Company Disclosure Letter;

“Company Disclosure Letter” means the disclosure letter dated the date hereof regarding this Agreement that has been executed by the Company and delivered to and accepted by the Purchaser prior to the execution of this Agreement;

“Company Material Adverse Effect” means any result, fact, change, effect, event, circumstance, occurrence or development that, individually or taken together with all other results, facts, changes, effects, events, circumstances, occurrences or developments, has or would reasonably be expected to have a material and adverse effect on the business, operations, results of operations, capitalization, assets, liabilities (contingent or otherwise), obligations (whether absolute, accrued, conditional or otherwise) or condition (financial or otherwise) of the Company and its subsidiaries, taken as a whole, except any result, fact, change, proposed change, effect, event, circumstance, occurrence or development resulting from:

(a)                                 any change in general political, economic or financial or capital market conditions in Canada or the United States;

(b)                                 any change in Laws;

(c)                                  any change affecting the global mining industry in general;

(d)                                 any change affecting securities or commodity markets in general;

(e)                                  the price of copper, gold or molybdenum;

(f)                                   any change relating to currency exchange, interest rates or rates of inflation;

(g)                                  any change in U.S. GAAP;

(h)                                 any failure by the Company or any of its subsidiaries to meet any public estimates or expectations regarding its revenues, earnings or other financial performance or results of operations;

(i)                                     anything that has been disclosed in the Company Public Disclosure Record or in the Company Disclosure Letter;

(j)                                    a change as a result of the announcement of the execution of this Agreement or of the transactions contemplated hereby (including changes in the market price of the Company’s securities); or

(k)                                 any securityholder class action, or other litigation arising from allegations of a breach of fiduciary duty with respect to this Agreement,

provided, however, that each of clauses (a) through (g) above shall not apply to the extent that any of the changes, developments, conditions or occurrences referred to therein disproportionately adversely affect the Company and its subsidiaries taken as a whole in comparison to other comparable persons who operate in the copper, gold or molybdenum mining industries; and provided further, however, that references in certain sections of this Agreement to dollar amounts are not intended to be, and shall not be deemed to be, illustrative or interpretive for purposes of determining whether a Company Material Adverse Effect has occurred;

“Company Meeting” means the special meeting of the Company Shareholders, including any adjournment or postponement thereof, to be called and held in accordance with the Interim Order for the purpose of considering and, if thought fit, approving the Arrangement Resolution;

“Company Note Indentures” means, together, the 2017 Note Indenture, the 2018 Note Indenture and the 2019 Note Indenture;

“Company Noteholders” means, together, the Company 2017 Noteholders, the Company 2018 Noteholders and the Company 2019 Noteholders;

“Company Notes” means, together, the Company 2017 Notes, the Company 2018 Notes and the Company 2019 Notes;

“Company Optionholder” means a holder of one or more Company Options;

“Company Options” means, at any time, options to acquire Company Shares granted pursuant to the Long Term Incentive Plan or a stock option inducement award agreement disclosed to the Purchaser in writing which are, at such time, outstanding and unexercised, whether or not vested;

“Company Properties” means the Company’s interests in the Mount Milligan Mine, Endako Mine, Thompson Creek Mine and the Langeloth Metallurgical Facility;

“Company PSUs” means the performance share units granted under the Long Term Incentive Plan;

“Company Public Disclosure Record” means all documents filed or furnished under applicable Securities Laws by or on behalf of the Company on SEDAR or EDGAR between January 1, 2015 and the date hereof;

“Company RSUs” means the restricted share units granted under the Long Term Incentive Plan or under a restricted share unit inducement award agreement;

“Company Senior Management” means the Company’s President and Chief Executive Officer, Executive Vice President and Chief Financial Officer, Executive Vice President and Chief Commercial Officer, Vice President — Human Resources and HR Systems and the General Counsel and Secretary;

“Company Shareholder” means a holder of one or more Company Shares;

“Company Shares” means the common shares without par value in the capital of the Company;

“Company Special Committee” means the special committee of certain independent members of the Company Board that has considered the Arrangement and the transactions contemplated by this Agreement;

“Competition Act” means the Competition Act (Canada), as amended;

“Competition Act Approval” means: (a) the Commissioner of Competition or his delegate shall have issued an advance ruling certificate under Section 102 of the Competition Act with respect to the transactions contemplated by this Agreement; or (b) both of (i) the Commissioner of Competition or his delegate shall have advised the Purchaser in writing that he does not, at that time, intend to make an application under Section 92 of the Competition Act in respect of the transactions contemplated herein and (ii) the applicable waiting period under the Competition Act shall have expired or been terminated or the obligation to file merger notifications under Part IX of the Competition Act shall have been waived;

“Confidentiality Agreements” means the confidentiality agreements dated as of February 26, 2016 and as of June 26, 2016, each between the Company and the Purchaser;

“Contract” means any contract, agreement, license, franchise, lease, arrangement, commitment, understanding, joint venture, partnership, note, instrument, or other right or obligation (whether written or oral) to which the Company, or any of its subsidiaries, is a party or by which the Company, or any of its subsidiaries, is bound or affected or to which any of their respective properties or assets is subject;

“Court” means the Supreme Court of British Columbia, or other court as applicable;

“Debt Financing” means the fully committed $250 million term credit facility and $75 million revolving facility to be entered into between the Purchaser and The Bank of Nova Scotia on closing of the Arrangement;

“Depositary” means any trust company, bank or other financial institution agreed to in writing by each of the Parties for the purpose of, among other things, exchanging certificates representing Company Shares for the Share Consideration in connection with the Arrangement;

“Directors” means Timothy J. Haddon, Jacques Perron, Denis C. Arsenault, Carol T. Banducci, Kevin Drover, James L. Freer and James P. Geyer;

“Dissent Rights” means the rights of dissent in respect of the Arrangement described in the Plan of Arrangement;

“EDGAR” means the SEC’s Electronic Data Gathering, Analysis and Retrieval system;

“Effective Date” has the meaning ascribed thereto in Section 1.1 of the Plan of Arrangement;

“Effective Time” has the meaning ascribed thereto in Section 1.1 of the Plan of Arrangement;

“Employee Plans” means all benefit, bonus, incentive, pension, retirement, savings, stock purchase, profit sharing, stock option, stock appreciation, phantom stock, termination, change of control, life insurance, medical, health, welfare, hospital, dental, vision care, drug, sick leave, disability, and similar plans, programmes, arrangements or practices relating to any current or former director, officer or employee of the Company and any of its subsidiaries other than benefit plans established pursuant to statute;

“Environment” means the natural environment (including soil, land surface or subsurface strata, surface water, groundwater, sediment, ambient air (including all layers of the atmosphere), organic and inorganic matter and living organisms, including human health and safety, and any other environmental medium or natural resource);

“Environmental Laws” means Laws relating to reclamation or restoration of properties; abatement of pollution; protection of the Environment; protection of wildlife, including endangered species; ensuring public health and safety from environmental hazards; protection of cultural or historic resources; management, treatment, storage, disposal or control of, or exposure to, Hazardous Substances; releases or threatened releases of pollutants, contaminants, chemicals or industrial, toxic or Hazardous Substances, to air, surface water and groundwater; and all other Laws relating to manufacturing, processing, distribution, use, treatment, storage, disposal, handling or transport of pollutants, contaminants, chemicals or industrial, toxic or hazardous substances or wastes;

“Equity Financing” means the Cdn.$170 million bought deal short form prospectus offering by the Purchaser of Purchaser subscription receipts announced on the date hereof;

“Fairness Opinion” means the opinion of the Financial Advisor to the effect that, as of the date of such opinion and based upon and subject to the assumptions, limitations and qualifications set forth therein, the Share Consideration to be received by the Company Shareholders under the Arrangement is fair, from a financial point of view, to the Company Shareholders;

“Final Order” means the order of the Court approving the Arrangement under Section 291 of the BCBCA, in form and substance acceptable to the Company and the Purchaser, each acting reasonably, after a hearing upon the procedural and substantive fairness of the terms and conditions of the Arrangement, as such order may be affirmed, amended, modified, supplemented or varied by the Court (with the consent of both the Company and the Purchaser, each acting reasonably) at any time prior to the Effective Date or, if appealed, as affirmed or amended (provided that any such amendment, modification, supplement or variation is acceptable to both the Company and the Purchaser, each acting reasonably) on appeal unless such appeal is withdrawn, abandoned or denied;

“Financial Advisor” means BMO Nesbitt Burns Inc.;

“Fundamental Representations” means the representations and warranties of the Company in Sections 3.1(f) [Capitalization], and 3.1(s)(i) [Interest in Properties].

“Governmental Authority” means any multinational, federal, provincial, territorial, state, regional, municipal, local or other government or governmental body and any division, agent, official, minister, agency, commission, commissioner, bureau, board or authority of any government, governmental body, quasi-governmental or private body (including the TSX or any other stock exchange) exercising any statutory, regulatory, expropriation or taxing authority under the authority of any of the foregoing and any domestic, foreign or international judicial, quasi-judicial or administrative court, tribunal, commission, board, panel or arbitrator acting under the authority of any of the foregoing;

“Hazardous Substances” means any element, waste or other substance, whether natural or artificial and whether consisting of gas, liquid, solid or vapour that is prohibited, listed, defined, designated or classified as hazardous, radioactive, corrosive, explosive, infectious, carcinogenic, or toxic or a pollutant or a contaminant under or pursuant to, or that could result in liability under, any applicable Environment Laws including petroleum and all derivatives thereof or synthetic substitutes therefor, hydrogen sulphide, arsenic, cadmium, lead, mercury, polychlorinated biphenyls (“PCBs”), PCB-containing equipment and material, mould, asbestos, asbestos-containing material, urea-formaldehyde and urea-formaldehyde-containing material;

“IFRS” means International Financial Reporting Standards as issued by the International Accounting Standards Board;

“Indemnified Party” and “Indemnified Parties” have the meanings ascribed thereto in Section 4.9(a);

“Interim Order” means the interim order of the Court to be issued following the application therefor submitted to the Court as contemplated by Section 2.2(a), in form and substance acceptable to the Company and the Purchaser, each acting reasonably, providing for, among other things, the calling and holding of the Company Meeting, as such order may be affirmed, amended, modified, supplemented or varied by the Court with the consent of both the Company and the Purchaser, each acting reasonably;

“Investment Canada Act” means the Investment Canada Act (Canada);

“Investment Canada Act Approval” means that the responsible Minister under the Investment Canada Act shall have sent a notice to the Purchaser stating that the Minister is satisfied that the transactions contemplated by this Agreement are likely to be of net benefit to Canada;

“Joint Venture” means a joint venture, partnership or other similar arrangement, whether in corporate, partnership, contractual or other legal form, in which the Company directly or indirectly holds voting shares, equity interests or other rights of participation but which is not a subsidiary of the Company, and any subsidiary of any such entity;

“Key Regulatory Approvals” means Competition Act Approval and Investment Canada Act Approval;

“Kumtor Project” means the Kumtor gold mine and all associated activities;

“Kumtor Project Agreements” means the 2009 agreements governing the Kumtor Project;

“Kyrgyz Parties” means Kyrgyzaltyn JSC and/or the Government of the Kyrgyz Republic, including any persons acting as Representatives thereof;

“Kyrgyz Republic Matter” means any result, fact, change, proposed change, effect, event, circumstance, occurrence, development or other matter of any nature whatsoever with respect to, or arising out or in connection with the Kumtor Project, the business and/or operations of Kumtor Gold Company, the ownership, direction or control, directly or indirectly, by the Kyrgyz Parties, by way of securities ownership or otherwise, of the Purchaser or any of its subsidiaries, the membership of nominees of the Kyrgyz Parties on the board of directors of the Purchaser, the Kumtor Project Agreements, and/or any dispute or disagreement (including Proceedings) related to, or arising out of or in connection with any of the foregoing, including the impact of any of the foregoing on the prospects of Kumtor Gold Company or the cash flows of the Purchaser derived from the Kumtor Project and/or the Kumtor Gold Company;

“Laws” means all laws, statutes, codes, ordinances (including zoning), decrees, rules, regulations, by-laws, notices, judicial, arbitral, administrative, ministerial, departmental or regulatory judgments, injunctions, orders, decisions, settlements, writs, assessments, arbitration awards, rulings, determinations or awards, decrees or other requirements of any Governmental Authority having the force of law and any legal requirements arising under the common law or principles of law or equity and the term “applicable” with respect to such Laws and, in the context that refers to any person, means such Laws as are applicable at the relevant time or times to such person or its business, undertaking, property or securities and emanate from a Governmental Authority having jurisdiction over such person or its business, undertaking, property or securities;

“Liens” means any pledge, claim, lien, charge, option, hypothec, mortgage, security interest, restriction, adverse right, prior assignment, lease, sublease, royalty, levy, right to possession or any other encumbrance, easement, license, right of first refusal, covenant, voting trust or agreement, transfer restriction under any shareholder or similar agreement, right or restriction of any kind or nature whatsoever, whether contingent or absolute, direct or indirect, or any agreement, option, right or privilege (whether by Law, contract or otherwise) capable of becoming any of the foregoing;

“Litigation” has the meaning ascribed thereto in Section 4.1(k);

“Long Term Incentive Plan” means the Amended and Restated Company 2010 Long-Term Incentive Plan approved by Company Shareholders on May 13, 2014;

“Material Contract” has the meaning ascribed thereto in Section 3.1(w);

“Material Property” means the Company’s open-pit copper-gold mine and concentrator in British Columbia known as the Mount Milligan Mine;

“MI 61-101” means Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions;

“misrepresentation” has the meaning attributed to such term under the Securities Act;

“Money Laundering Laws” has the meaning ascribed thereto in Section 3.1(m)(iii);

“Named Executive Officers” means the Company’s President and Chief Executive Officer, Executive Vice President and Chief Financial Officer and the Executive Vice President and Chief Commercial Officer and Vice President — Human Resources and HR Systems;

“NI 43-101” means National Instrument 43-101 — Standards of Disclosure for Mineral Projects;

“NI 52-109” means National Instrument 52-109 — Certification of Disclosure in Issuers’ Annual and Interim Filings;

“ordinary course of business”, or any similar reference, means, with respect to an action taken or to be taken by any person, that such action is consistent with the past practices of such person and is taken in the ordinary course of the normal day-to-day business and operations of such person and, in any case, is not unreasonable or unusual in the circumstances when considered in the context of the provisions of this Agreement;

“OHSA” has the meaning ascribed thereto in Section 3.1(z)(iii);

“OTCQX” means the OTCQX market of the OTC Market Group;

“Outside Date” means October 31, 2016, subject to the right of the Purchaser or the Company to postpone the Outside Date for up to an additional 30 days (in increments of at least 15 days, as specified by the postponing Party) if one or more Key Regulatory Approvals have not been obtained in sufficient time to allow the Effective Date to occur by October 31, 2016 (or any subsequent Outside Date) and any such remaining Key Regulatory Approvals are reasonably likely to be obtained within such additional 30 day period, by giving written notice to the other Party to such effect no later than 5:00 p.m. (Vancouver time) on the date that is not less than seven days prior to the original Outside Date (and any subsequent Outside Date), or such later date as may be agreed to in writing by the Parties;

“Parties” means the parties to this Agreement and “Party” means any one of them;

“Permit” means any lease, license, permit, certificate, consent, order, grant, approval, classification, registration or other authorization of or from any Governmental Authority;

“person” includes an individual, sole proprietorship, corporation, body corporate, incorporated or unincorporated association, syndicate or organization, partnership, limited partnership, limited liability company, unlimited liability company, joint venture, joint stock company, trust, natural person in his or her capacity as trustee, executor, administrator or other legal representative, a government or Governmental Authority or other entity, whether or not having legal status;

“Plan of Arrangement” means the plan of arrangement substantially in the form and content set out in Schedule A hereto, as amended, modified or supplemented from time to time in accordance with this Agreement or Article 6 of the Plan of Arrangement or at the direction of the Court in the Final Order, with the consent of the Company and the Purchaser, each acting reasonably;

“Pre-Acquisition Reorganization” has the meaning ascribed thereto in Section 4.12;

“Proceedings” has the meaning ascribed thereto in Section 3.1(q);

“Purchaser” has the meaning specified in the preamble;

“Purchaser Diligence Information” means the documents provided or made available to the Company by the Purchaser as posted on the Purchaser’s data site or otherwise provided to the Company by the Purchaser as at 5:00 p.m. (Toronto time) on July 4, 2016 for the purposes of the Company’s due diligence in connection with the Arrangement, the index of documents of which is appended to the Purchaser Disclosure Letter;

“Purchaser Disclosure Letter” means the disclosure letter dated the date hereof regarding this Agreement that has been executed by the Purchaser and delivered to and accepted by the Company prior to the execution of this Agreement;

“Purchaser Properties” has the meaning ascribed thereto in Section 3.2(m);

“Purchaser Public Disclosure Record” means all documents filed or furnished under applicable Securities Laws by or on behalf of the Purchaser on SEDAR between January 1, 2015 and the date hereof;

“Purchaser Material Adverse Effect” means any result, fact, change, effect, event,  circumstance, occurrence or development that, individually or taken together with all other results, facts, changes, effects, events, conditions, circumstances, occurrences or developments, has or would reasonably be expected to have a material and adverse effect on the business, operations, results of operations, capitalization, assets, liabilities (contingent or otherwise), obligations (whether absolute, accrued, conditional or otherwise), condition (financial or otherwise) of the Purchaser and its subsidiaries, taken as a whole, except any result, fact, change, proposed change, effect, event, circumstance, occurrence or development resulting from:

(a)                               any change in general political, economic or financial or capital market conditions in Canada or the United States;

(b)                               any change in Laws;

(c)                                any change affecting the global mining industry in general;

(d)                               any change affecting securities or commodity markets in general;

(e)                                the price of gold;

(f)                                 any change relating to currency exchange, interest rates or rates of inflation;

(g)                                any change in IFRS;

(h)                               any Kyrgyz Republic Matter;

(i)                                   any failure by the Purchaser or any of its subsidiaries to meet any public estimates or expectations regarding its revenues, earnings or other financial performance or results of operations;

(j)                                  anything that has been disclosed in the Purchaser Public Disclosure Record or in the Purchaser Disclosure Letter;

(k)                               any securityholder class action, or other litigation arising from allegations of a breach of fiduciary duty with respect to this Agreement; or

(l)                                   a change as a result of the announcement of the execution of this Agreement or of the transactions contemplated hereby (including changes in the market price of the Purchaser’s securities), provided, however, that each of clauses (a) through (g) above shall not apply to the extent that any of the changes, developments, conditions or occurrences referred to therein disproportionately adversely affect the Purchaser and its subsidiaries taken as a whole in comparison to other comparable persons who operate in the gold mining industry; and provided further, however, that references in certain sections of this Agreement to dollar amounts are not intended to be, and shall not be deemed to be, illustrative or interpretive for purposes of determining whether a Purchaser Material Adverse Effect has occurred;

“Purchaser Senior Management” means the Purchaser’s Chief Executive Officer, President, Vice President and Chief Operating Officer and Vice President and Chief Financial Officer and Vice President, Business Development and Exploration.

“Purchaser Shares” means the common shares in the capital of the Purchaser;

“Registrar” means the person appointed as the Registrar of Companies under section 400 of the BCBCA;

“Regulatory Approvals” means sanctions, rulings, consents, orders, exemptions, permits, waivers, early termination authorizations, clearances, written confirmations of no intention to initiate legal proceedings and other approvals (including the lapse, without objection, of a prescribed time under a statute or regulation that states that a transaction may be implemented if a prescribed time lapses following the giving of notice without an objection being made) of Governmental Authorities and relating to the Arrangement, and includes the Key Regulatory Approvals;

“Release” means any sudden, intermittent or gradual release, spill, leak, pumping, addition, pouring, emission, emptying, discharge, migration, injection, escape, leaching, disposal, dumping, deposit, spraying, burial, abandonment, incineration, seepage, placement or introduction of a Hazardous Substance, whether accidental or intentional, into the Environment;

“Remedial Action” shall mean any investigation, feasibility study, monitoring, testing, sampling, removal (including removal of underground storage tanks), restoration, clean-up, remediation, closure, site restoration, remedial response or remedial work, in each case in relation to environmental matters;

“Representatives” means, collectively, with respect to a Party, that Party’s officers, directors, employees, consultants, advisors, agents or other representatives (including lawyers, accountants, investment bankers and financial advisors) and in the case of the Purchaser, The Bank of Nova Scotia and Credit Suisse Securities (Canada) Inc. and Scotia Capital Inc. in their role as lenders and underwriters in connection with the Debt Financing and Equity Financing, respectively;

“Returns” means all returns, reports, declarations, elections, notices, filings, forms, statements and other documents (whether in tangible, electronic or other form) and including any amendments, schedules, attachments, supplements, appendices and exhibits thereto, made, prepared, filed or required to be made, prepared or filed by Law in respect of Taxes;

“SEC” means the United States Securities and Exchange Commission;

“Securities Act” means the Securities Act (Ontario) and the rules, regulations and published policies made thereunder;

“Securities Laws” means: (a) the Securities Act and all other applicable Canadian provincial and territorial securities Laws; (b) the U.S. Securities Act, the U.S. Exchange Act and all other U.S. federal and state securities Laws; and (c) the rules and regulations of the TSX;

“SEDAR” means the Canadian Securities Administrators’ System for Electronic Document Analysis Retrieval;

“Share Consideration” means 0.0988 of a Purchaser Share for each Company Share;

“subsidiary” means, with respect to a specified entity, any:

(a)                                 corporation of which issued and outstanding voting securities of such corporation to which are attached more than 50% of the votes that may be cast to elect directors of the corporation (whether or not shares of any other class or classes will or might be entitled to vote upon the happening of any event or contingency) are owned by such specified entity and the votes attached to those voting securities are sufficient, if exercised, to elect a majority of the directors of such corporation;

(b)                                 partnership, unlimited liability company, joint venture or other similar entity in which such specified entity has more than 50% of the equity interests and the power to direct the policies, management and affairs thereof; and

(c)                                  a subsidiary (as defined in clauses (a) and (b) above) of any subsidiary (as so defined) of such specified entity;

“Superior Proposal” means an unsolicited bona fide Acquisition Proposal made in writing on or after the date of this Agreement by a person or persons acting jointly (other than the Purchaser and its affiliates) that:

(a)                                 is to acquire not less than all of the outstanding Company Shares or all or substantially all of the assets of the Company on a consolidated basis;

(b)                                 complies with Securities Laws and did not result from, or arise in connection with, a breach of Article 5 or any agreement between the person making such Acquisition Proposal and the Company;

(c)                                  the Company Board has determined, in good faith, after consultation with its financial advisors and outside legal counsel, that such Acquisition Proposal would, if consummated in accordance with its terms (but not assuming away any risk of non-completion), result in a transaction which is more favourable to the Company Shareholders and equal to or more favourable to Company Noteholders from a financial point of view than the Arrangement (taking into account any amendments to this Agreement and the Arrangement proposed by the Purchaser pursuant to Section 5.1(g)); and for the purposes of this clause (c), the amount or value of the consideration payable to, or to be received by Company Noteholders will not be required to be considered so long as such Acquisition Proposal (i) provides for Company Noteholders to be treated in accordance with the Company Note Indentures without any amendment, waiver or elimination of any terms or conditions of any Company Note Indenture existing, or in effect, as of the date  hereof, (ii) does not provide for any tender or exchange offer for any or all of the Company Notes (other than as required under the Company Note Indentures following a “Change of Control” (as defined in each of the Company Note Indentures)), and (iii) results in the redemption or pay-out in full of all of the Company Notes within 60 days of the completion of such Acquisition Proposal;

(d)                                 is made available to all Company Shareholders and to all Company Noteholders of a series, as applicable, on the same terms and conditions;

(e)                                  is not subject to any financing condition and in respect of which adequate arrangements have been made to ensure that the required funds to complete such Acquisition Proposal will be available;

(f)                                   is not subject to any due diligence and/or access condition; and

(g)                                  the Company Board has determined, in good faith, after consultation with its financial advisors and outside legal counsel is reasonably capable of being completed in accordance with its terms, without undue delay, taking into account all legal, financial, regulatory and other aspects of such Acquisition Proposal and the person making such Acquisition Proposal;

“Superior Proposal Notice Period” has the meaning ascribed thereto in Section 5.1(g)(iv);

“Support Agreements” means the voting and support agreements, dated as of July 5, 2016 between the Purchaser and each of the Directors and Named Executive Officers, which agreements provide that such director and/or officer shall, among other things, vote all Company Shares of which they are the registered or beneficial holder or over which they have control or direction, in favour of the Arrangement and not dispose of their Company Shares;

“Surviving Corporation” means any corporation or other entity continuing following the amalgamation, merger, consolidation or winding up of the Company with or into one or more other entities (pursuant to a statutory procedure or otherwise);

“Tax” or “Taxes” means any and all taxes, duties, imposts, levies, assessments, tariffs, or obligations of the same or similar nature, however denominated, imposed, assessed or collected by any Governmental Authority, including any federal, provincial, state, territorial, county, municipal, local or foreign taxes, income taxes, state profit share taxes, windfall or excess profit taxes, capital taxes, royalty taxes, production taxes, payroll taxes, health taxes, employment taxes, withholding taxes, sales taxes, use taxes, goods and services taxes, custom duties, value added taxes, ad valorem taxes, excise taxes, alternative or add-on minimum taxes, franchise taxes, gross receipts taxes, licence taxes, occupation taxes, real and personal property taxes, stamp taxes, anti-dumping taxes, countervailing taxes, environment taxes, and transfer taxes, together with any interest, penalties, and additions payable in respect thereof, whether disputed or not;

“Tax Act” means the Income Tax Act (Canada) and the regulations promulgated thereunder, as amended;

“Technical Report” has the meaning ascribed thereto in Section 3.1(u)(ii);

“Termination Fee” has the meaning ascribed thereto in Section 5.2(b);

“Termination Fee Event” has the meaning ascribed thereto in Section 5.2(a);

“TSX” means the Toronto Stock Exchange;

“U.S. GAAP” means the generally accepted accounting principles in the United States at the relevant time, applied on a consistent basis;

“U.S. Securities Act” means the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder; and

“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

1.2                                                                               Currency

Except where otherwise specified, all references to currency herein are to lawful money of the United States and “$” refers to United States dollars.

1.3                                                                               Interpretation Not Affected by Headings

The division of this Agreement into Articles and Sections and the insertion of a table of contents and headings are for convenience of reference only and do not affect the construction or interpretation of this Agreement. The terms “this Agreement”, “hereof”, “herein”, “hereunder” and similar expressions refer to this Agreement, including the Schedules hereto, and not to any particular Article, Section or other portion hereof.  Unless something in the subject matter or context is inconsistent therewith, references herein to an Article, Section or Schedule by number or letter or both are to that Article, Section or Schedule in or to this Agreement.

1.4                                                                               Knowledge

Any reference in this Agreement to the “knowledge” of the Company, means to the actual knowledge and information of the Company Senior Management after making due inquiry regarding the relevant matter. Any reference in this Agreement to the “knowledge” of the Purchaser, means to the actual knowledge and information of the Purchaser Senior Management after making due inquiry regarding the relevant matter.

1.5                                                                               Extended Meanings, Etc.

Unless the context otherwise requires, words importing the singular number only include the plural and vice versa; words importing any gender include all genders. The terms “including” or “includes” and similar terms of inclusion, unless expressly modified by the words “only” or “solely”, mean “including without limiting the generality of the foregoing” and “includes without limiting the generality of the foregoing”.  All accounting terms are to be interpreted in accordance with U.S. GAAP when used in respect of matters related to the Company and in accordance with IFRS when used in respect of matters related to the Purchaser and all determinations of an accounting nature in respect of the Company required to be made shall be made in a manner consistent with U.S. GAAP and all determinations of an accounting nature in respect of the Purchaser required to be made shall be made in a manner consistent with IFRS. Any reference to a statute refers to such statute and all rules and regulations made under it, as it or they may have been or may from time to time be amended or re-enacted, unless stated or otherwise.

1.6                                                                               Date of any Action; Computation of Time

In the event that any date on which any action is required to be taken hereunder by any of the Parties is not a Business Day, such action will be required to be taken on the next succeeding day which is a Business Day. A period of time is to be computed as beginning on the day following the event that began the period and ending at 4:30 p.m. (Toronto time) on the last day of the period, if the last day of the period is a Business Day, or at 4:30 p.m. (Toronto time) on the next Business Day if the last day of the period is not a Business Day.

1.7                                                                               Schedules

The following are the Schedules to this Agreement:

Schedule A            –              Form of Plan of Arrangement

Schedule B            –              Arrangement Resolution

ARTICLE 2
 THE ARRANGEMENT

2.1                                                                               The Arrangement

The Company and the Purchaser agree that the Arrangement will be implemented in accordance with and subject to the terms and conditions contained in this Agreement and the Plan of Arrangement. The Arrangement Filings shall implement the Plan of Arrangement. From and after the Effective Time, the steps to be carried out pursuant to the Arrangement shall become effective in accordance with the Plan of Arrangement. The closing of the transactions contemplated hereby and by the Plan of Arrangement will take place at 10:00 a.m. (Vancouver time) on the Effective Date at the offices in Vancouver, British Columbia of Cassels Brock & Blackwell LLP and the Effective Date shall occur on the on the date that is three Business Days following satisfaction or waiver (subject to applicable Laws) of the last of the conditions set forth in Article 7 (excluding conditions that by their terms cannot be satisfied until the Effective Date, but subject to the satisfaction or, when permitted, waiver of those conditions as of the Effective Date), or at such other time or such other place as may be agreed to by the Parties.

2.2                                                                               Implementation Steps by the Company

The Company covenants in favour of the Purchaser that, subject to the terms of this Agreement, the Company will:

(a)                                 subject to compliance with applicable Securities Laws, immediately after the execution of this Agreement, or such later time prior to the next opening of markets in Toronto as is agreed to by the Company and the Purchaser, issue a news release announcing the entering into of this Agreement and the support of the Company Board for the Arrangement, which news release shall be satisfactory in form and substance to each of the Company and the Purchaser, each acting reasonably, and, thereafter, file such news release and a corresponding material change report and/or current report on Form 8-K in prescribed form in accordance with applicable Securities Laws;

(b)                                 as soon as reasonably practicable after the execution of this Agreement and, in any event, not later than four Business Days after any SEC comments on the Circular have been cleared (it being understood that the Parties will give reasonable consideration to applying prior to the clearing of any SEC comments), apply to, and have the hearing for the Interim Order before, the Court pursuant to Section 291 of the BCBCA for the Interim Order in a manner and form acceptable to the Purchaser, acting reasonably, and thereafter proceed with such application and diligently pursue obtaining the Interim Order;

(c)                                  lawfully convene and hold the Company Meeting in accordance with the Interim Order, the Company’s notice of articles and articles and applicable Laws, as soon as reasonably practicable after the Interim Order is issued and, in any event, not later than October 24, 2016, for the purpose of having the Company Shareholders consider the Arrangement Resolution and not adjourn, postpone or cancel (or propose the adjournment, postponement or cancellation of) the Company Meeting without the prior written consent of the Purchaser; provided, however, that, if the Company Meeting is scheduled to occur during a Superior Proposal Notice Period, the Company may, and upon the request of the Purchaser, the Company shall, adjourn or postpone the Company Meeting to (i) a date specified by the Purchaser that is not later than six Business Days after the date on which the Company Meeting was originally scheduled to be held, or (ii) if the Purchaser does not specify such date, the sixth Business Day after the date on which the Company Meeting was originally scheduled to be held;

(d)                                 solicit from the Company Shareholders proxies in favour of the approval of the Arrangement Resolution and against any resolution submitted by any person that is inconsistent with, or which seeks to hinder or delay the Arrangement Resolution or the completion of the transactions contemplated by this Agreement including, engaging the services of proxy solicitation agents to solicit proxies in favour of the approval of the Arrangement Resolution, recommend to all Company Shareholders that they vote in favour of the Arrangement Resolution, and take all other actions that are reasonably necessary or desirable to obtain the approval of the Arrangement by the Company Shareholders;

(e)                                  provide the Purchaser with copies of or access to information regarding the Company Meeting generated by any dealer or proxy solicitation agents, as reasonably requested from time to time by the Purchaser;

(f)                                   consult with the Purchaser in fixing the date of the Company Meeting, give notice to the Purchaser of the Company Meeting and allow the Purchaser’s representatives and legal counsel to attend the Company Meeting;

(g)                                  advise the Purchaser, as reasonably requested, and on a daily basis commencing 10 Business Days prior to the Company Meeting, as to the aggregate tally of the proxies and votes received in respect of the Company Meeting and all matters to be considered at the Company Meeting;

(h)                                 promptly provide the Purchaser with any notice relating to the Company Meeting and allow Representatives of the Purchaser to attend the Company Meeting;

(i)                                     not change the record date for the Company Shareholders entitled to vote at the Company Meeting in connection with any adjournment or postponement of the Company Meeting unless required by Law or the Company’s articles (it being understood that a change will not be required where such date has provided for in the Interim Order), or, subject to the consent of the Purchaser acting reasonably, to change the record date (if advisable) based on the status of the SEC’s review of the Circular;

(j)                                    subject to obtaining such approvals as are required by the Interim Order, as soon as reasonably practicable after the Company Meeting and, in any event, not later than two Business Days thereafter, apply to the Court pursuant to Section 291 of the BCBCA for the Final Order, and thereafter proceed with such application and diligently pursue obtaining the Final Order, and, if at any time after the issuance of the Final Order and on or before the Effective Date, the Company is required by the terms of the Final Order or by Law to return to the Court with respect to the Final Order, it will do so after prior notice to, and in consultation and cooperation with, the Purchaser; and

(k)                                 subject to obtaining the Final Order and to the satisfaction or waiver (subject to applicable Laws) of each of the conditions set forth in Article 7 (excluding conditions that by their terms cannot be satisfied until the Effective Date, but subject to the satisfaction or, when permitted, waiver of those conditions as of the Effective Date), as soon as reasonably practicable thereafter, the Arrangement Filings required to be filed prior to the Effective Date shall be filed by the Company with the Registrar, provided, however, that the Arrangement Filings shall not be sent to the Registrar, for endorsement and filing by the Registrar, except as contemplated hereby or with the Purchaser’s prior written consent.

2.3                                                                               Implementation Steps by the Purchaser

Subject to the terms of this Agreement, the Purchaser will cooperate with, assist and consent to the Company seeking the Interim Order and the Final Order and, subject to the Company obtaining the Final Order and to the satisfaction or waiver (subject to applicable Laws) of each of the conditions set forth in Article 7 (excluding conditions that by their terms cannot be satisfied until the Effective Date, but subject to the satisfaction or, when permitted, waiver of those conditions as of the Effective Date), as soon as reasonably practicable thereafter, take all steps and actions including, if applicable, making all filings with Governmental Authorities necessary to give effect to the Arrangement and carry out the terms of the Plan of Arrangement applicable to each of them prior to the Outside Date.

2.4                                                                               Interim Order

The application referred to in Section 2.2(a) shall, unless the Company and the Purchaser otherwise agree, include a request that the Interim Order provide, among other things:

(a)                                 for the class of persons to whom notice is to be provided in respect of the Arrangement and the Company Meeting and for the manner in which such notice is to be provided;

(b)                                 for a record date for the purposes of determining the Company Shareholders entitled to receive notice of and vote at the Company Meeting of not later than July 31, 2016 (which date shall be fixed and published by the Company in consultation with the Purchaser and which may be changed with the consent of the Parties, acting reasonably, if required as a result of clearing SEC comments);

(c)                                  that the Company Meeting may be adjourned or postponed from time to time by the Company in accordance with the terms of this Agreement without the need for additional approval by the Court;

(d)                                that the record date for the Company Shareholders entitled to receive notice of and to vote at the Company Meeting will not change in respect of or as a consequence of any adjournment or postponement of the Company Meeting;

(e)                                 that the requisite and sole approvals of the Arrangement Resolution will be at least 66 2/3% of the votes cast on the Arrangement Resolution by the Company Shareholders present in person or by proxy at the Company Meeting;

(f)                                  that in all other respects, the terms, conditions and restrictions of the Company’s constating documents, including quorum requirements with respect to meetings of Company Shareholders and other matters shall apply with respect to the Company Meeting;

(g)                                 for the grant of Dissent Rights to the Company Shareholders who are registered holders of Company Shares as contemplated in the Plan of Arrangement;

(h)                                for the notice requirements with respect to the presentation of the application to the Court for the Final Order; and

(i)                                    that the Parties intend to rely upon the exemption from registration provided by Section 3(a)(10) of the U.S. Securities Act, subject to and conditioned on the Court’s determination that the Arrangement is substantively and procedurally fair to the Company Shareholders with respect to the issuance of the Share Consideration in exchange for Company Shares to be issued pursuant to the Arrangement to implement the transactions contemplated hereby in respect of the Company Shareholders who are resident in the United States, and, subject to the consent of the Company (such consent not to be unreasonably withheld or delayed) the Company shall also request that the Interim Order provide for such other matters as the Purchaser may reasonably require.

2.5                                                                               Circular

(a)           Subject to the Purchaser complying with Section 2.5(d), the Company will, in consultation with the Purchaser:

(i)             as soon as reasonably practicable after the execution of this Agreement, promptly prepare the Circular together with any other documents required by the BCBCA, the U.S. Exchange Act or any other applicable Laws in connection with the approval of the Arrangement Resolution by the Company Shareholders at the Company Meeting; and

(ii)          as soon as reasonably practicable after the issuance of the Interim Order and the clearing of any SEC comments, cause the Circular to be sent to the Company Shareholders in compliance with the accelerated timing contemplated by National Instrument 54-101 — Communication with Beneficial Owners of Securities of a Reporting Issuer and filed as required by the Interim Order and applicable Laws.

(b)           The Company shall ensure that the Circular complies in all material respects with applicable Laws, and, without limiting the generality of the foregoing, that the Circular (including with respect to any information incorporated therein by reference) will not contain any misrepresentation (other than in each case with respect to any information furnished by the Purchaser) and will provide the Company Shareholders with information in sufficient detail to permit them to form a reasoned judgment concerning the matters to be placed before them at the Company Meeting.

(c)           The Company and the Purchaser will cooperate in the preparation, filing and mailing of the Circular. The Company will provide the Purchaser and legal counsel to the Purchaser with a reasonable opportunity to review and comment on drafts of the Circular and other documents related thereto prior to filing the Circular with applicable Governmental Authorities and printing and mailing the Circular to the Company Shareholders and will give reasonable consideration to such comments. All information relating solely to the Purchaser included in the Circular shall be provided by the Purchaser in accordance with Section 2.5(d) and shall be in form and content satisfactory to the Purchaser, acting reasonably, and the Circular will include a copy of the Fairness Opinion and a statement that the Company Special Committee has unanimously determined and the Company Board has unanimously (other than an abstention by a single director) determined that the Arrangement is fair to the Company Shareholders, and it is in the best interests of the Company and the unanimously (other than an abstention by a single director) recommendation of the Company Board that the Company Shareholders vote in favour of the Arrangement Resolution and the rationale for that recommendation and a statement that each Director and Named Executive Officer of the Company intends to vote all Company Shares held by him or her in favour of the Arrangement Resolution.

(d)           The Purchaser will, in a timely manner, furnish the Company with all such information regarding the Purchaser as may reasonably be required to be included in the Circular pursuant to applicable Laws and any other documents related thereto.

(e)           The Company and the Purchaser will each promptly notify the other if at any time before the Effective Date it becomes aware (in the case of the Company, only with respect to the Company and in the case of the Purchaser only with respect to the Purchaser) that the Circular or any other document referred to in Section 2.5(d) contains any misrepresentation or otherwise requires any amendment or supplement and promptly deliver written notice to the other Party setting out full particulars thereof. In any such event, the Company and the Purchaser will cooperate with each other in the preparation, filing and dissemination of any required supplement or amendment to the Circular or such other document, as the case may be, and any related news release or other document necessary or desirable in connection therewith.

(f)            The Company shall keep the Purchaser fully informed in a timely manner of any requests or comments made by the Canadian or U.S. securities regulatory authorities and/or the TSX in connection with the Circular.

2.6                                                                               Court Proceedings

The Company will provide the Purchaser and its counsel with a reasonable opportunity to review and comment upon drafts of all materials to be filed with the Court in connection with the Arrangement prior to the service and filing of such materials and will give reasonable consideration to such comments. The Company will ensure that all materials filed with the Court in connection with the Arrangement are consistent in all material respects with the terms of this Agreement and the Plan of Arrangement.  Subject to applicable Law, the Company will not file any material with the Court in connection with the Arrangement or serve any such material, and will not agree to modify or amend materials so filed or served, except as contemplated by this Section 2.6 or with the Purchaser’s prior written consent, such consent not to be unreasonably withheld, conditioned or delayed, provided, however, that nothing herein shall require the Purchaser to agree or consent to any increase or change in the consideration payable under the terms of the Plan of Arrangement or any modification or amendment to such filed or served materials that expands or increases the Purchaser’s obligations set forth in any such filed or served materials or under this Agreement or the Arrangement. In addition, the Company will not object to legal counsel to the Purchaser making such submissions on the hearing of the motion for the Interim Order and the application for the Final Order as such counsel considers appropriate, provided that the Company or its legal counsel is advised of the nature of any submissions prior to the hearing and such submissions are consistent in all material respects with the terms of this Agreement and the Plan of Arrangement. The Company will also provide the Purchaser on a timely basis with copies of any notice of appearance and evidence or other documents served on the Company or its legal counsel in respect of the application for the Interim Order or the Final Order or any appeal therefrom and of any notice, whether or not in writing, received by the Company or its legal counsel indicating any intention to oppose the granting of the Interim Order or the Final Order or to appeal the Interim Order or the Final Order.

2.7                                                                               Dissent Rights

The Company will give the Purchaser prompt notice of receipt of any written notice of any dissent or purported exercise by any Company Shareholder of Dissent Rights, any withdrawal of such a notice, and any other instruments served pursuant to Dissent Rights and received by the Company.  The Company shall not make any payment or settlement offer, or agree to any such settlement, or conduct any negotiations prior to the Effective Time with respect to any such dissent, notice or instrument unless the Purchaser, acting reasonably, shall have given its written consent.

2.8                                                                               List of Securityholders

Upon the reasonable request from time to time of the Purchaser, the Company will promptly provide the Purchaser with lists (in electronic form) of the registered Company Shareholders, Company Optionholders and holders of the Company PSUs and Company RSUs together with their addresses and respective holdings of Company Shares, Company Options, Company PSUs and Company RSUs, as applicable, lists of the names and addresses and holdings of all persons having rights (other than the Company Options, Company PSUs and Company RSUs) issued or granted by the Company to acquire or otherwise related to Company

Shares and lists of non-objecting beneficial owners of Company Shares and participants in book-based nominee registers (such as CDS & Co., Cede & Co. and the Depositary Trust Company), together with their addresses and respective holdings of Company Shares. The Company will from time to time require that its registrar and transfer agent furnish the Purchaser with such additional information, including updated or additional lists of Company Shareholders, Company Optionholders and holders of Company PSUs and Company RSUs, information regarding beneficial ownership of Company Shares and lists of holdings and other assistance as the Purchaser may reasonably request.

2.9                                                                               Securityholder Communications

The Company and the Purchaser agree to cooperate in the preparation of presentations, if any, to any Company Shareholders or other securityholders of the Company or the analyst community regarding the Arrangement, and the Company agrees to consult with the Purchaser in connection with any formal meeting with Company Shareholders or other securityholders of the Company or analysts that it may have relating to the Arrangement, provided, however, that the foregoing shall be subject to the Company’s overriding obligation to make any disclosure or filing required by applicable Laws or stock exchange rules and if the Company is required to make any such disclosure, it shall use its commercially reasonable efforts to give the Purchaser a reasonable opportunity to review and comment thereon prior to its dissemination.

2.10                                                                        Company PSUs, Company RSUs and Cash Based Incentive Plan Awards

(a)           Subject to the terms and conditions of this Agreement, pursuant to the Arrangement, the vesting of all outstanding Company PSUs disclosed to the Purchaser in Section 2.10(a) of the Company Disclosure Letter will be accelerated. The holder will receive the target number of Company PSUs set out in his or her award agreement and each Company PSU will be surrendered by the holder for one Company Share less any applicable Tax, and the Company shall take all such actions as may be necessary or desirable to give effect to the foregoing.

(b)           Subject to the terms and conditions of this Agreement, pursuant to the Arrangement, the vesting of all outstanding Company RSUs disclosed to the Purchaser in Section 2.10(b) of the Company Disclosure Letter will be accelerated and each Company RSU will be surrendered by the holder for one Company Share less any applicable Tax, and the Company shall take all such actions as may be necessary or desirable to give effect to the foregoing.

(c)           Subject to the terms and conditions of this Agreement:

(i)                                          the retention awards granted under the Cash Based Incentive Plan set out in Section 2.10(c)(i) of the Company Disclosure Letter will paid in full on the Effective Date; and

(ii)                                       the vesting of all outstanding long term incentive awards and performance incentive awards under the Cash Based Incentive Plan set out in Section 2.10(c)(ii) of the Company Disclosure Letter will be accelerated and paid in full on the Effective Date, in each case, less any applicable Tax, and the Company shall take all such actions as may be necessary or desirable to give effect to the foregoing.

2.11                                                                        Payment of Consideration

The Purchaser will, following receipt by the Company of the Final Order and Regulatory Approvals, ensure that on the Effective Date: (i) the Depositary has been provided with sufficient Purchaser Shares in escrow to satisfy the aggregate Share Consideration payable to Company Shareholders pursuant to the Plan of Arrangement (such Share Consideration not to include payments to Company Shareholders exercising Dissent Rights and who have not withdrawn their notice of objection); and (ii) the trustees for each class of Company Notes have received cash sufficient to satisfy the Purchaser’s obligations under Section 4.11 with respect to the redemption of the Company Notes.

2.12                                                                        Withholding Taxes

The Company, the Purchaser and the Depositary will be entitled to deduct and withhold from any consideration otherwise payable to any Company Shareholder or other securityholder of the Company under the Plan of Arrangement (including any payment to Company Shareholders exercising Dissent Rights) such amounts as the Company, the Purchaser or the Depositary is required to deduct and withhold with respect to such payment under the Tax Act, the Code, and the rules and regulations promulgated thereunder, or any provision of any provincial, state, local or foreign Tax Law as counsel may advise is required to be so deducted and withheld by the Company, the Purchaser or the Depositary, as the case may be. For the purposes hereof, all such withheld amounts shall be treated as having been paid to the person in respect of which such deduction and withholding was made on account of the obligation to make payment to such person hereunder, and such deducted or withheld amounts shall be remitted to the appropriate Governmental Authority in the time and manner required by the applicable Law by or on behalf of the Company, the Purchaser or the Depositary, as the case may be. To the extent necessary, such deductions and withholdings may be effected by selling any Company Shares to which any such person may otherwise be entitled under the Plan of Arrangement, and any amount remaining following the sale, deduction and remittance shall be paid to the person entitled thereto as soon as reasonably practicable.

2.13                                                                        U.S. Securities Law Matters

The Parties agree that the Arrangement will be carried out with the intention that all the Share Consideration issued on completion of the Arrangement will be issued by the Purchaser in reliance on the exemption from the registration requirements of the U.S. Securities Act provided by Section 3(a)(10) thereunder and pursuant to exemptions from applicable state securities laws or in compliance with applicable state registration requirements. In order to ensure the availability of the exemption under Section 3(a)(10) of the U.S. Securities Act and to facilitate the Purchaser’s compliance with other United States securities Laws, the Parties agree that the Arrangement will be carried out on the following basis:

(a)                                 the Arrangement will be subject to the approval of the Court;

(b)                                 the Court will be advised as to the intention of the Parties to rely on the exemption under Section 3(a)(10) of the U.S. Securities Act prior to the hearing required to issue the Interim Order;

(c)                                  prior to the issuance of the Interim Order, the Company will file with the Court a copy of the proposed text of the Circular together with any other documents required by Law in connection with the Company Meeting;

(d)                                 the Court will be required to satisfy itself as to the substantive and procedural fairness of the Arrangement to the Company Shareholders, subject to the Arrangement;

(e)                                  the Company will ensure that each Company Shareholder will be given adequate notice advising them of their right to attend the hearing of the Court to give approval of the Arrangement and providing them with sufficient information necessary for them to exercise that right;

(f)                                   the Company Shareholders entitled to receive Share Consideration will be advised that the Share Consideration issued pursuant to the Arrangement have not been registered under the U.S. Securities Act and will be issued by Purchaser in reliance on the exemption from registration provided under Section 3(a)(10) of the U.S. Securities Act;

(g)                                  the Final Order approving the Arrangement that is obtained from the Court will expressly state that the Arrangement is approved by the Court as being substantially and procedurally fair to the Company Shareholders;

(h)                                 the Interim Order approving the Company Meeting will specify that each Company Shareholder will have the right to appear before the Court at the hearing of the Court to give approval of the Arrangement so long as they enter an appearance within a reasonable time and in accordance with the requirements of Section 3(a)(10) under the U.S. Securities Act; and

(i)                                     the Final Order shall include a statement to substantially the following effect:

“This Order will serve as a basis of a claim to an exemption, pursuant to Section 3(a)(10) of the United States Securities Act of 1933, as amended, from the registration requirements otherwise imposed by that act, regarding the distribution of securities of the Purchaser pursuant to the Plan of Arrangement.”

2.14                                                                        U.S. Tax Matters

For U.S. federal income tax purposes, the exchange of Company Shares for the Share Consideration pursuant to the Arrangement is intended to constitute a reorganization within the meaning of Section 368(a) of the Code.  The parties to this Agreement adopt this Agreement and the Arrangement as a “plan of reorganization” within the meaning of Sections 1.368-2(g) and 1.368-3(a) of the United States Treasury Regulations.

ARTICLE 3
 REPRESENTATIONS AND WARRANTIES

3.1                                                                               Representations and Warranties of the Company

Except as disclosed in the Company Public Disclosure Record, it being understood and agreed that any disclosure in the Company Public Disclosure Record (but excluding the exhibits and schedules thereto, disclosures in the “Risk Factors” or “Forward Looking Statements” sections thereof or any other disclosure included in such Company Public Disclosure Record that is cautionary, predictive or forward-looking in nature) shall be deemed disclosed with respect to any Section of this Section 3.1 solely to the extent that it is manifestly apparent from a reading of such disclosure that it is applicable to such Section, or as disclosed in the Company Disclosure Letter, it being understood and agreed that any disclosure in the Company Disclosure Letter with respect to one Section shall be deemed disclosed with respect to any Section of this Section 3.1 solely to the extent that it is manifestly apparent from a reading of such disclosure that it is also applicable to such Section, the Company represents and warrants to and in favour of the Purchaser as follows and acknowledges that the Purchaser is relying upon such representations and warranties in entering into this Agreement:

(a)                                 Organization and Qualification. The Company has been duly continued and validly exists and is in good standing under the BCBCA, and has the requisite corporate and legal power and capacity to own its assets as now owned and to carry on its business as it is now being carried on. The Company is duly qualified to carry on business in each jurisdiction in which the nature or character of its properties and assets, owned, leased or operated by it, or the nature of its business or activities, makes such qualification necessary, expect where the failure to be so qualified has not had or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company Diligence Information includes complete and correct copies of the constating documents of the Company, as amended to the date of this Agreement. The Company Diligence Information includes complete (except to the extent of redactions) and correct copies of the resolutions or minutes of all meetings (other than meetings for which resolutions or minutes have not been finalized) of the Company Shareholders, the Company Board and each committee of the Company Board, excluding any minutes (or portion thereof) of the Company Board in relation to this Agreement, and the Company has not taken any action to amend or supersede such documents.

(b)                                 Subsidiaries.

(i)                                           The Company does not have any direct or indirect subsidiaries except the following wholly-owned subsidiaries:

Name	Jurisdiction
Berg General Partner Corp.	British Columbia, Canada
Berg Metals Limited Partnership	British Columbia, Canada
Blue Pearl Mining Inc.	British Columbia, Canada
Cyprus Thompson Creek Mining Company	Nevada, USA

Endako Mine General Partner Corp.	British Columbia, Canada
Endako Limited Partnership	British Columbia, Canada
Howards Pass General Partner Corp.	British Columbia, Canada
Howards Pass Metals Limited Partnership	British Columbia, Canada
Langeloth Metallurgical Company LLC	Colorado, USA
Long Creek Mining Company	Nevada, USA
Maze Lake General Partner Corp.	British Columbia, Canada
Maze Lake Metals Limited Partnership	British Columbia, Canada
Mount Milligan General Partner Corp.	British Columbia, Canada
Mount Milligan Limited Partnership	British Columbia, Canada
Terrane Metals Corp.	British Columbia, Canada
Thompson Creek Metals Company USA	Colorado, USA
Thompson Creek Mining Co.	Colorado, USA
Thompson Creek Ltd.	Yukon, Canada
Thompson Creek Services ULC	British Columbia, Canada

(ii)                      Each of the subsidiaries of the Company that is a limited partnership has been created and is validly existing under the laws of the Province of British Columbia and each has all requisite power, capacity and authority under its partnership agreement to own its properties and assets and to carry on its business as it is now being carried on.

(iii)                   Each of the subsidiaries of the Company that is a corporation is validly subsisting under its respective laws of incorporation and has all requisite corporate power and authority to carry on its business as now conducted and to own or lease and to operate its properties and assets.

(iv)                  Each of the subsidiaries of the Company is duly qualified to carry on business in each jurisdiction in which the nature or character of its properties and assets, owned, leased or operated by it, or the nature of its business or activities, makes such qualification necessary, except where the failure to be so qualified has not had or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(v)                     With respect to each subsidiary of the Company, the percentage owned directly or indirectly by the Company and the percentage owned by registered holders of capital stock or other equity interest if other than the Company is accurately set out in Section 3.1(b)(v) of the Company Disclosure Letter.

(vi)                  Except as disclosed in Section 3.1(b)(vi) of the Company Disclosure Letter, the Company is, directly or indirectly, the registered and beneficial owner of all of the outstanding common shares or other equity interests of each of its subsidiaries, free and clear of any Liens, all such shares or other equity interests so owned by the Company have been validly issued and are fully paid and non-assessable, as the case may be, and no such shares or other equity interests have been issued in violation of any pre-emptive or similar rights. Except for the shares or other equity interests owned by the Company in any subsidiary, the Company does not own, beneficially or of record, any equity interests of any kind in any other person.

(c)                                  Authority Relative to this Agreement. The Company has the requisite corporate power, authority and capacity to enter into this Agreement and (subject to obtaining the approval of the Company Shareholders of the Arrangement Resolution and the Final Order as contemplated in Section 2.2) to perform its obligations hereunder and to complete the transactions contemplated by this Agreement. The execution and delivery of this Agreement and the completion by the Company of the transactions contemplated by this Agreement have been duly authorized by the Company Board and no other corporate proceedings on the part of the Company are necessary to authorize the execution and delivery by it of this Agreement or the completion of the Arrangement or, subject to obtaining the approval of the Company Shareholders of the Arrangement Resolution and the Final Order as contemplated in Section 2.2, the completion by the Company of the transactions contemplated hereby. This Agreement has been duly executed and delivered by the Company and constitutes a legal, valid and binding obligation of the Company enforceable against the Company in accordance with its terms, subject to bankruptcy, insolvency, reorganization, fraudulent transfer, moratorium and other Laws relating to or affecting the availability of equitable remedies and the enforcement of creditors’ rights generally and general principles of equity and public policy and to the qualification that equitable remedies such as specific performance and injunction may be granted only in the discretion of a court of competent jurisdiction.

(d)                                 Required Approvals. Except as disclosed in Section 3.1(d) of the Company Disclosure Letter, no material authorization, licence, permit, certificate, registration, consent or approval of, or filing with, or notification to, any Governmental Authority is required to be obtained or made by or with respect to the Company for the execution and delivery of this Agreement or, the performance by the Company of its obligations hereunder, the completion by the Company of the Arrangement and the other transactions contemplated hereby or the ability of the Purchaser to conduct operations at the Material Property, other than the following:

(i)                      the Interim Order and any filings required in order to obtain, and approvals required under, the Interim Order;

(ii)                   the Final Order, and any filings required in order to obtain the Final Order;

(iii)                such filings and other actions required under applicable Securities Laws and the rules and policies of the TSX as are contemplated by this Agreement; and

(iv)               the Key Regulatory Approvals.

(e)                                  No Violation. Subject to obtaining the authorizations, consents and approvals and making the filings referred to in Section 3.1(d), and the third party consents, approvals and notices set out in Section 3.1(e) of the Company Disclosure Letter and except as otherwise set out in Section 3.1(e) of the Company Disclosure Letter, the execution and delivery by the Company of this Agreement and the performance by it of its covenants hereunder and the completion of the Arrangement do not and will not violate, conflict with or result in a breach of any provision of the constating documents of the Company or those of any of its subsidiaries or affiliates, and except as set forth in Section 3.1(e) of the Company Disclosure Letter, will not:

(i)             violate, conflict with or result in a breach of:

(A)                         any Material Contract, authorization, or material Permit to which the Company or any of its subsidiaries or affiliates is a party, or by which the Company or any of its subsidiaries or affiliates is bound; or

(B)                         any Law to which the Company or any of its subsidiaries or affiliates is subject or by which the Company or any of its subsidiaries or affiliates is bound;

(ii)          give rise to any right of termination, cancellation, change of any right or obligation, loss of any benefit to which the Company or any of its subsidiaries are entitled or acceleration of any indebtedness, under any such Material Contract, authorization or material Permit;

(iii)       result in the creation or imposition of any Liens upon any of the properties or assets of the Company or its subsidiaries or affiliates or restrict, hinder, impair or limit the ability of the Company or any of its subsidiaries or affiliates to conduct its business as and where it is now being conducted; or

(iv)      give rise to any rights of first refusal or rights of first offer, trigger any change in control or influence provisions or any restriction or limitation under any such Material Contract, authorization or material Permit.

(f)                                   Capitalization.

(i)                               The authorized capital of the Company consists of an unlimited number of Company Shares and an unlimited number of preferred shares, issuable in series with terms determinable upon issuance. As at July 4, 2016, there were (i) 222,782,042 Company Shares issued and outstanding all of which have been duly authorized and validly issued and are fully-paid and non-assessable, (ii) no preferred shares issued and outstanding, (iii) 1,142,005 Company Options outstanding under the Long Term

Incentive Plan providing for the issuance of 1,142,005 Company Shares upon the exercise thereof; (iv) 3,184,751 Company PSUs outstanding; and (v) 1,437,095 Company RSUs outstanding. No Company Shares have been issued and no Company Options have been granted in violation of any pre-emptive right or similar rights applicable to them. In addition, the Company has issued and outstanding $315.8 million aggregate principal amount of Company 2017 Notes, $334.1 aggregate principal amount of Company 2018 Notes and $183.0 aggregate principal amount of Company 2019 Notes.

(ii)                            There are no outstanding contractual obligations of the Company to repurchase, redeem or otherwise acquire any such Company Shares. Except for the Company Options, Company PSUs and Company RSUs described in clause (i), the Company has no other outstanding agreement, subscription, warrant, option, right or commitment or other right or privilege (whether by law, pre-emptive or contractual), nor has it granted any right or privilege capable of becoming an agreement, subscription, warrant, option, right or commitment, obligating it to issue or sell any Company Shares or other securities of the Company, including any security or obligation of any kind convertible into or exchangeable or exercisable for any Company Shares or other security of the Company.

(iii)                         The Company Shares are listed on the TSX and trade on the TSX and OTCQX, except for such listing and trading, no securities of the Company, including the Company Notes, are listed or quoted for trading on any other stock or securities exchange or market.

(iv)                        Section 3.1(f)(iv) of the Company Disclosure Letter sets out a complete and correct list of all outstanding Company Options, Company PSUs and Company RSUs, the number of Company Shares subject to such Company Options, Company PSUs and Company RSUs, the grant date, exercise price, vesting schedule and expiration date, as applicable, and the names of the holders of such Company Options, Company PSUs and Company RSUs and whether each such holder is a current director of the Company or current officer or employee of the Company. All Company Shares that may be issued pursuant to the exercise of outstanding Company Options, or the vesting of Company PSUs and Company RSUs, will, when issued in accordance with the terms thereof, be duly authorized, validly issued, fully-paid and non-assessable and are not and will not be subject to or issued in violation of any Law or any pre-emptive rights, and have been recorded on the Company’s financial statements in accordance with U.S. GAAP, and no such grants involved any “back dating”, “forward dating”, “spring loading” or similar practices.

(v)                           All dividends and distribution on securities of the Company that have been declared or authorized have been paid in full.

(g)                                  Shareholder and Similar Agreements. The Company is not party to any shareholder, pooling, voting trust or other similar agreement relating to the issued and outstanding shares in the capital of the Company or any of its subsidiaries.

(h)                                 Reporting Issuer Status and Securities Laws Matters. The Company is a “reporting issuer” within the meaning of applicable Securities Laws in each of the provinces of Canada, and not on the list of reporting issuers in default under applicable Securities Laws, and no securities commission or similar regulatory authority has issued any order preventing or suspending trading of any securities of the Company, and the Company is not in default of any material provision of applicable Securities Laws or the rules and regulations of the TSX. The Company has not taken any action to cease to be a reporting issuer in any province of Canada nor has the Company received notification from any securities commission or similar regulatory authority seeking to revoke the reporting issuer status of the Company. The Company Shares are registered as a class under section 12(g) of the U.S. Exchange Act, and the Company has filed or furnished all reports or other information required to be filed or furnished under section 13(a) of the U.S. Exchange Act. The Company is not registered or required to be registered as an “investment company” pursuant to the United States Investment Company Act of 1940, as amended. Trading in the Company Shares on the TSX is not currently halted or suspended. No delisting, suspension of trading, cease trading or similar order or restriction with respect to any securities of the Company is pending, in effect, or, to the knowledge of the Company, threatened or is expected to be implemented or undertaken, and, to the knowledge of the Company, the Company is not subject to any formal or informal review, enquiry, investigation or other proceeding relating to any such order or restriction. Except as set forth above in this Section 3.1(h), the Company is not subject to continuous disclosure or other public reporting requirements under any Securities Laws. None of the Company’s subsidiaries are subject to continuous disclosure or other disclosure requirements under any Securities Laws. The Company has timely filed or furnished on with any Governmental Authority all material forms, reports, schedules, statements and other documents required to be filed or furnished by the Company under applicable Securities Laws with the appropriate Governmental Authority since January 1, 2014. The documents comprising the Company Public Disclosure Record complied as filed in all material respects with Law and did not, as of the date filed (or, if amended or superseded by a subsequent filing prior to the date of this Agreement, on the date of such filing), contain any misrepresentation. The Company has not filed any confidential material change report (which at the date of this Agreement remains confidential) or any other confidential filings (including redacted filings other than material contracts which required redaction) filed to or furnished with, as applicable, any securities commission or similar regulatory authority. There are no outstanding or unresolved comments in comments letters from any securities commission or similar regulatory authority with respect to any of the Company Public Disclosure

Record and neither the Company nor any of the Company Public Disclosure Record is subject of an ongoing audit, review, comment or investigation by any securities commission or similar regulatory authority or the TSX.

(i)                                     Financial Statements and Internal Control over Financial Reporting.

(i)                     The Annual Financial Statements and the Company’s interim financial statements for the period ended March 31, 2016, have been prepared in accordance with U.S. GAAP and all applicable Laws and present fairly, in all material respects, as applicable, the assets, liabilities (whether accrued, absolute, contentment or otherwise), consolidated financial position, results of operations or financial performance and cash flows of the Company and its subsidiaries as at December 31, 2015 and March 31, 2016, respectively, for the periods covered thereby applied on a basis consistent with the immediately prior period and throughout the periods indicated (except as may be indicated expressly in the notes thereto). The Company does not intend to correct or restate, nor, to the knowledge of the Company is there any basis for any correction or restatement of, any aspect of any of the financial statements referred to in this Section 3.1(i)(i). There are no, nor are there any commitments to become a party to, any off-balance sheet transaction (other than as disclosed in Section 3.1(i)(i) of the Company Disclosure Letter), arrangement, obligation (including contingent obligations) or other relationship of the Company or of any of its subsidiaries with unconsolidated entities or other persons.

(ii)                  The financial books, records and accounts of the Company and each of its subsidiaries: (i) have been maintained, in all material respects, in accordance with U.S. GAAP; (ii) are stated in reasonable detail; (iii) accurately and fairly reflect all the material transactions, acquisitions and dispositions of the Company and its subsidiaries; and (iv) accurately and fairly reflect the basis of the Company’s consolidated financial statements.

(iii)               The Company has established and maintains a system of disclosure controls and procedures that are designed to provide reasonable assurance that information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by it under Securities Laws is recorded, processed, summarized and reported within the time periods specified in Securities Laws. Such disclosure controls and procedures include controls and procedures designed to ensure that information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted under Securities Laws are accumulated and communicated to the Company’s management, including its chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosed.

(iv)              Management of the Company has designed a process of internal control over financial reporting (as such term is defined in NI 52-109) for the Company providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP and has otherwise complied with NI 52-109.

(v)                 To the knowledge of the Company, there is no material weakness (as such term is defined in NI 52-109) relating to the design, implementation or maintenance of its internal control over financial reporting, or fraud, whether or not material, that involves management or other employees who have a significant role in the internal control over financial reporting of the Company.  To the knowledge of the Company, none of the Company, any of its subsidiaries or any director, officer, employee, auditor, accountant or representative of the Company or any of its subsidiaries has received or otherwise obtained knowledge of any complaint, allegation, assertion, or claim, whether written or oral, regarding accounting, internal accounting controls or auditing matters, including any complaint, allegation, assertion, or claim that the Company or any of its subsidiaries has engaged in questionable accounting or auditing practices, or any expression of concern from its employees regarding questionable accounting or auditing matters.

(j)                                    Undisclosed Liabilities. Except as disclosed in the Company Disclosure Letter or: (i) liabilities and obligations that are specifically presented on the audited balance sheet of the Company as of December 31, 2015 or disclosed in the notes thereto; or (ii) liabilities and obligations incurred in the ordinary course of business consistent with past practice since December 31, 2015, neither the Company nor any of its subsidiaries has incurred any material liabilities or obligations of any nature, whether or not accrued, contingent, determined, determinable or otherwise.

(k)                                 Auditors. The auditors of the Company are independent public accountants as required by applicable Laws and there is not now, and there has not been, any reportable disagreement (within the meaning of Section 4.11 of National Instrument 51-102 — Continuous Disclosure Obligations) with the Company’s auditors.

(l)                                     Absence of Certain Changes. Since January 1, 2016, except as disclosed in Section 3.1(l) of the Company Disclosure Letter, and other than for the purposes of the transactions contemplated herein:

(i)                       the Company has conducted its business only in the ordinary course of business;

(ii)                  there has not occurred one or more changes, events or occurrences which would, individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect;

(iii)               the Company has not incurred any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) which would, individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect;

(iv)              there has not been a material change in the level of accounts receivable or payable, inventories or employees, other than those changes in the ordinary course;

(v)                 there has not been any satisfaction or settlement of any material claims or material liabilities that were not reflected in the Company’s audited financial statements, other than the settlement of claims or liabilities incurred in the ordinary course of business;

(vi)              except for ordinary course adjustments to employees (other than directors or officers) or pursuant to contractual obligations under a Collective Agreement, there has not been any material increase in the salary, bonus, or other remuneration payable to any non-executive employees of any of Company or its subsidiaries;

(vii)           except as set out in the Company’s definitive proxy statement dated May 25, 2016, there has not been any increase in the salary, bonus, or other remuneration payable to any officers of the Company or its subsidiaries or any amendment or modification to the vesting or exercisability schedule or criteria, including any acceleration, right to accelerate or acceleration event or other entitlement under any stock option, restricted stock, deferred compensation or other compensation award of any officer of the Company or any of its subsidiaries;

(viii)        there has not been any entering into, or an amendment of, any Material Contract other than in the ordinary course of business;

(ix)              there has not been any incurrence, assumption or guarantee by the Company of any debt for borrowed money, or any making the Company of any loan, advance or capital contribution to or investment in any other person; and

(x)                 the Company has not effected any change in its accounting methods, principles or practices, except as required by applicable Laws.

(m)                             Derivative Transactions. Except as disclosed in Section 3.1(m) of the Company Disclosure Letter, neither the Company nor any of its subsidiaries have any material obligations or liabilities, direct or indirect, vested or contingent in respect of any rate swap transactions, basis swaps, forward rate transactions, commodity swaps, commodity options, equity or equity index swaps, equity or equity index options, bond options, interest rate options, foreign exchange transactions, cap transactions, floor transactions, collar transactions, currency swap transactions, cross-currency rate swap transactions or currency options or any other similar transactions (including any option with respect to any of such transactions) or any combination of such transactions.

(n)                                 No “Collateral Benefit”. To the knowledge of the Company, no related party of the Company (within the meaning of MI 61-101) together with its associated entities, beneficially owns or exercises control or direction over 1% or more of the outstanding Company Shares, except for related parties who will not receive a “collateral benefit” (within the meaning of such instrument) as a consequence of the transactions contemplated by this Agreement.

(o)                                 Compliance with Laws.

(i)                     The business of the Company and its subsidiaries has been and is currently being conducted in material compliance with all applicable Laws and neither the Company nor any of its subsidiaries are or have been under any investigation with respect to, are or have been charged or threatened to be charged with, or have received any notice of, any alleged material violation of any such Laws or disqualification by a Governmental Authority. The Company does not have any knowledge of any future or potential changes in any Law that may materially impact the business, operations, financial condition, prospects or otherwise of the Company or its subsidiaries. Without limiting the generality of the foregoing, all issued and outstanding Company Shares and Company Notes have been issued in compliance with all applicable Securities Laws.

(ii)                  Neither the Company nor any of its subsidiaries and, to the Company’s knowledge, none of their respective directors, officers, supervisors, managers, employees, or agents has: (A) violated or is in violation of any applicable anti-bribery, export control, and economic sanctions Laws, including the Corruption of Foreign Public Officials Act (Canada) and the United States Foreign Corrupt Practice Act, (B) made or authorized any direct or indirect contribution, payment or gift of funds, property or anything else of value to any official, employee or agent of any Governmental Authority, authority or instrumentality in Canada, other jurisdictions in which the Company or any of its subsidiaries has assets other than in accordance with applicable Laws, (C) used any corporate funds, or made any direct or indirect unlawful payment from corporate funds, to any foreign or domestic government official or employee or any unlawful contribution, gift, entertainment or other unlawful expense relating to political activity; or (D) violated or is in violation of any provision of the Criminal Code (Canada) relating to foreign corrupt practices, including making any contribution to any candidate for public office, in either case, where either the payment or gift or the purpose of such contribution payment or gift was or is prohibited under the foregoing.

(iii)               The operations of the Company and its subsidiaries are and have been conducted at all times in compliance with applicable financial record-keeping and reporting requirements of the money laundering statutes of all applicable jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any Governmental Authority (collectively, the “Money Laundering Laws”) and no action, suit or proceeding by or before any court of governmental authority or any arbitrator non-Governmental Authority involving the Company or any of its subsidiaries with respect to the Money Laundering Laws is pending or, to the knowledge of the Company, threatened.

(p)                                 Permits. Except as disclosed in Section 3.1(p) of the Company Disclosure Letter:

(i)                     Each of the Company and its subsidiaries has obtained, acquired or entered into, and is in material compliance with all material Permits required by applicable Laws or Environmental Laws necessary to conduct its current businesses as it is now being conducted (as described in the Company Public Disclosure Record) or contemplated to be conducted as disclosed in any material Permit.

(ii)                  Any and all of the material Permits pursuant to which the Company or its subsidiaries holds or will hold an interest in its properties and assets (including any interest in, or right to earn an interest in, any mineral property) are valid and subsisting Permits in full force and effect, and are renewable by their terms or in the ordinary course of business without the need for the Company or its subsidiaries to comply with any special rules or procedures, agree to any materially different terms or conditions or pay any amounts other than routine filing fees. All material Permits are in good standing and there has been no material default under any such Permit, and all material fees and other amounts required to be paid with respect to such Permits to the date hereof have been paid. There are no actions, proceedings or investigations, pending or, to the knowledge of the Company, threatened or received notice, whether written or oral, against the Company or any of its subsidiaries that could reasonably be expected to result in the suspension, loss or revocation of any such Permits.

(q)                                 Litigation. Except as disclosed in Section 3.1(q) of the Company Disclosure Letter, there is no court, administrative, regulatory or similar proceeding (whether civil, quasi-criminal or criminal), arbitration or other dispute settlement procedure, investigation or inquiry before or by any Governmental Authority, or any claim, action, suit, demand, arbitration, charge, indictment, hearing, demand letter or other similar civil, quasi-criminal or criminal, administrative or investigative matter or proceeding, including by any third party whatsoever (collectively, “Proceedings”) against or involving the Company or any of its subsidiaries, or affecting the Material Property (whether in progress or, to the knowledge of the Company, threatened). There is no judgment, writ, decree, injunction, rule, award or order of any Governmental Authority outstanding against the Company or its subsidiaries in respect of its businesses, properties or assets.

(r)                                    Insolvency. No act or proceeding has been taken by or against the Company or any of its subsidiaries in connection with the dissolution, liquidation, winding up, bankruptcy or reorganization of the Company or any of its subsidiaries or for the appointment of a trustee, receiver, manager or other administrator of the Company or any of its subsidiaries or any of its properties or assets nor, to the knowledge of the Company, is any such act or proceeding threatened. Neither the Company nor any of its subsidiaries has sought protection under the Bankruptcy and Insolvency Act (Canada), the Companies’ Creditors Arrangement Act (Canada) or similar legislation. Neither the Company nor any of its subsidiaries nor any of their respective properties or assets is subject to any outstanding judgment, order, writ, injunction or decree that involves or may involve, or restricts or may restrict, the right or ability of the Company or its subsidiaries to conduct its business in all material respects as it has been carried on prior to the date hereof, or that has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect or would reasonably be expected to prevent or significantly impede or materially delay the completion of the Arrangement.

(s)                                   Interest in Properties. Except as set out in Section 3.1(s) of the Company Disclosure Letter:

(i)                     Each of the Company and its subsidiaries is the sole legal and beneficial owner, and has valid and sufficient right, title and interest, free and clear of any title defect or Lien in all material respects: (A) to its leases, licences, and all other rights relating in any manner whatsoever to the interest in, or exploration for minerals on its material Company Properties, in each case, as are necessary to perform the operation of its business as presently owned and conducted; (B) to its real property interests including fee simple estate of and in real property, licences (from landowners and authorities permitting the use of land by the Company or any of its subsidiaries), leases, rights of way, occupancy rights, surface rights, mineral rights, easements and all other real property interests, in each case, as are necessary to perform the operation of its business as presently owned and conducted; and (C) to, or is entitled to the material benefits of, all of its material properties and assets of any nature whatsoever and to all benefits derived therefrom and mineral rights including all the Company Properties (including, without limitation, the Material Property) and assets reflected in the balance sheet forming part of the Company Public Disclosure Record, except as indicated in the notes thereto, and such properties and assets are not subject to any Lien or defect in title of any kind except as is specifically identified in the Annual Financial Statements and in the notes thereto.

(ii)                  All material mineral tenures and mining claims in which the Company or any of its subsidiaries has an interest or right, including the Company Properties, have been validly located, recorded and issued in accordance with applicable Laws in all material respects, are subject to the paramount title of the United States of America and the Provincial Crown, as applicable, and are valid and subsisting in all material respects. Each of the Company and its subsidiaries has all necessary material surface rights, access rights and other rights and interests relating to its mineral tenures and mining claims and any fixed assets or personal property of the Company or its subsidiaries situate thereon or relating thereto, granting the Company or its subsidiaries the right and ability to conduct its business as currently conducted as disclosed in the Company Public Disclosure Record, with only such exceptions as do not materially interfere with the use made by the Company or its subsidiaries of the rights or interests so held, and each of the material mineral tenures and mining claims and each of the material documents, agreements, instruments and obligations relating thereto and referred to above is currently in good standing in the name of the Company or its subsidiaries and free and clear of all material encumbrances.

(iii)               (A) The Company and its subsidiaries have the exclusive right to deal with the Company Properties and any fixed assets or personal property of the Company or its subsidiaries situate thereon or relating thereto in all material respects; (B) no person or entity of any nature whatsoever other than the Company or its subsidiaries has any material interest in the Company Properties or any right to acquire or otherwise obtain any such interest; (C) there are no back-in rights, earn-in rights, rights of first refusal, off-take rights or obligations, royalty rights, streaming rights, or other rights of any nature whatsoever which would materially affect the Company’s or its subsidiaries’ interests in the Company Properties, and no such rights are threatened; (D) neither the Company nor any of its subsidiaries has received any material notice, whether written or oral, from any Governmental Authority or any other person of any revocation or intention to revoke, diminish or challenge its interest in the Company Properties; and (E) the Company Properties are in good standing under and comply with all applicable Laws and all work required to be performed has been performed and all taxes, fees, expenditures and all other payments in respect thereof have been paid or incurred and all filings in respect thereof have been made with only such exceptions as do not materially interfere with the use made by the Company or its subsidiaries of the rights or interests so held.

(iv)                There are no material adverse claims, demands, actions, suits or proceedings that have been commenced or are pending or, to the knowledge of the Company, that are threatened, affecting or which could affect the Company’s or any of the subsidiaries’ right, title or interest in the Company Properties or the ability of the Company or its subsidiaries to explore or develop the Company Properties, including the title to or ownership by the Company or its subsidiaries of the foregoing, or which might involve the possibility of any judgement or liability affecting the Company Properties.

(v)                   To the knowledge of the Company, none of the directors or officers of the Company holds any right, title or interest in, nor has taken any action to obtain, directly or indirectly, any right, title and interest in any of Company Properties or in any permit, concession, claim, lease, licence or other right to explore for, exploit, develop, mine or produce minerals from or in any manner in relation to the Company Properties and any other properties located within 20 kilometres of any of the Company Properties.

(t)                                    Expropriation and Aboriginal Matters.

(i)                     No Company Property or any other property or asset of the Company or any of its subsidiaries has been taken or expropriated by any Governmental Authority nor has any notice or proceeding in respect thereof been given or commenced nor, to the knowledge of the Company, is there any intent or proposal to give any such notice or to commence any such proceeding.

(ii)                  Except as disclosed in Section 3.1(t)(ii) of the Company Disclosure Letter:

(A)                               to the knowledge of the Company, neither the Company nor any of its subsidiaries has received any written, or, to the knowledge of the Company, oral, notice of any Aboriginal Claim made by any Aboriginals which relates to, affects, or could reasonably be expected to affect or impair the Company’s or any of the subsidiaries’ right, title or interest in the Company Properties;

(B)                               to the knowledge of the Company, no Aboriginal Claim is threatened by any Aboriginals which relates to, affects, or could reasonably be expected to affect or impair, the Company’s or any of the subsidiaries’ right, title or interest in the Company Properties;

(C)                               there are no current, pending or threatened Aboriginal Claims that could reasonably be expected to prevent or materially impair, the exploration, development, construction and operation of the Company’s or any of the subsidiaries’ right, title or interest in the Company Properties;

(D)                               no Aboriginal blockade, occupation, illegal action or on-site protest has occurred in connection with the activities on the Company Properties;

(E)                                there is no memorandum of agreement, exploration, impact and benefit or any other agreement between the Company or any of its subsidiaries and any Aboriginals respecting the Company Properties; and

(F)                                 no Aboriginal Information has been received by the Company or any of its subsidiaries which could reasonably be expected to have a Company Material Adverse Effect.

(u)                                 Technical Report.

(i)                     The Material Property is the only material property of the Company for the purposes of NI 43-101.

(ii)                  The technical report prepared for the Company by the Company entitled “NI 43-101 Technical Report-Mount Milligan Mine-Northern Central British Columbia” dated January 21, 2015 and filed on SEDAR on January 21, 2015 (the “Technical Report”) complied in all material respects with the requirements of NI 43-101 at the time of filing thereof and reasonably presented the quantity of mineral resources and mineral reserves attributable to the properties evaluated therein as at the date stated therein based upon information available at the time the report was prepared. The Company made available to the authors of the Technical Report, prior to the issuance thereof, for the purpose of preparing such report, all information requested by them, and none of such information contained any misrepresentation at the time such information was so provided.

(iii)               The Company does not have knowledge of any material change in the facts and assumptions underlying the estimates in the Technical Report as updated through the Company Public Disclosure Record that would reasonably be expected to result in a material adverse change in any production, cost, price, reserves, resources or other relevant information provided in the Technical Report as updated through the Company Public Disclosure Record.

(iv)              All of the material assumptions underlying the mineral resource and mineral reserve estimates in the Company Public Disclosure Record are reasonable and appropriate.

(v)                 The estimates of mineral resources and mineral reserves as described in the Company Public Disclosure Record comply in all material respects with NI 43-101.

(vi)              The information set forth in the Company Public Disclosure Record relating to mineral resources and mineral reserves required to be disclosed therein pursuant to NI 43-101 has been prepared by the Company and its consultants in accordance with methods generally applied in the mining industry and conforms to the requirements of NI 43-101 and Securities Laws.

(vii)           The Company is in compliance in all material respects with the provisions of NI 43-101, has filed all technical reports required thereby, and there has been no material change of which the Company is or should be aware that would materially disaffirm or materially change any aspect of the Technical Report or that would require the filing of a new technical report under NI 43-101.

(v)                                 Taxes.

(i)                     Except as disclosed in Section 3.1(v)(i) of the Company Disclosure Letter, each of the Company and its subsidiaries has filed all income and other material Returns required to be filed by it with any Governmental Authority and each such Return was complete and correct in all material respects at the time of filing.

(ii)                  Each of the Company and its subsidiaries has paid or caused to be paid to the appropriate Governmental Authority all Taxes which are due and payable by it, all assessments and reassessments, and all other Taxes due and payable by it on or before the date hereof, other than those which are being or have been contested in good faith by appropriate proceedings and in respect of which reserves have been provided in the most recently published consolidated financial statements of the Company. The Company and its subsidiaries have provided adequate accruals in accordance with applicable accounting rules in the most recently published consolidated financial statements of the Company for any Taxes of the Company and each of its subsidiaries for the period covered by such financial statements that have not been paid whether or not shown as being due on any Returns. Since such publication date, no material liability in respect of Taxes not reflected in such statements or otherwise provided for has been assessed, proposed to be assessed, incurred or accrued, other than in the ordinary course of business.

(iii)               Except as disclosed in Section 3.1(v)(iii) of the Company Disclosure Letter, no audit, action, investigation, deficiency, litigation, or proposed adjustment is pending or, to the knowledge of the Company, has been threatened with respect to Taxes or Returns of the Company or any of its subsidiaries.

(iv)              No written claim has been made by any Governmental Authority in a jurisdiction where the Company and any of its subsidiaries does not file Returns that the Company or any of its subsidiaries is or may be subject to Tax by that jurisdiction.

(v)                 No Lien for Taxes has been filed or exists with respect to any assets or properties of the Company or any of its subsidiaries other than for Taxes not yet due and payable or Liens for Taxes that are being contested in good faith by appropriate proceedings.

(vi)              The Company and each of its subsidiaries has withheld or collected all amounts required to be withheld or collected by it on account of Taxes and has remitted all such amounts to the appropriate Governmental Authority when required by Law to do so.

(vii)           The Company and each of its subsidiaries has made available to the Purchaser true, correct and complete copies of all Returns, examination reports and statements of deficiencies for taxable periods, or transactions consummated, for which the applicable statutory periods of limitations have not expired.

(viii)        Neither the Company nor any of its subsidiaries has ever directly or indirectly transferred any property to or supplied any services to or acquired any property or services from a person with whom it was not dealing at arm’s length (for the purposes of the Tax Act) for consideration other than consideration equal to the fair market value of the property or services at the time of the transfer, supply or acquisition of the property or services.

(ix)              Except as disclosed in Section 3.1(v)(ix) of the Company Disclosure Letter, there are no currently effective elections, agreements or waivers extending the statutory period or providing for an extension of time with respect to the assessment or reassessment of any Taxes, the filing of any Return or any payment of Taxes by the Company or any of its subsidiaries.

(x)                 Except as disclosed in Section 3.1(v)(x) of the Company Disclosure Letter, There are no circumstances existing which could result in the application of Section 78 or Sections 80 to 80.04 of the Tax Act, or any equivalent provision under provincial Law, to the Company or any of its subsidiaries. The Company and its subsidiaries have not claimed nor will they claim any reserve under any provision of the Tax Act or any equivalent provincial provision, if any amount could be included in the income of the Company or its subsidiaries for any period ending after the Effective Time.

(w)                               Contracts.

(i)                     Except as disclosed in Section 3.1(w)(i) of the Company Disclosure Letter, there is no Contract (or amendment thereto) to which the Company or its subsidiaries is a party or by which its respective assets are bound that: (A) is material to the operational activities of the Company; (B) if terminated by the other party, would reasonably be expected to result in a Company Material Adverse Effect; or (C) is a Contract that contains any non-competition obligations restricting in any material way the business of the Company (collectively, the “Material Contracts”).

(ii)                  True and complete copies of all Material Contracts have been provided to the Purchaser as part of Company Diligence Materials and no such Material Contract has been modified, rescinded or terminated.

(iii)               Each Material Contract is legal, valid, binding and in full force and effect and is enforceable by the Company or its subsidiary, as applicable, in accordance with its terms (subject to bankruptcy, insolvency and other Laws affecting creditors’ rights generally, and to general principles of equity).

(iv)              Except as disclosed in Section 3.1(w)(iv) of the Company Disclosure Letter, the Company or the applicable subsidiary of the Company has performed in all material respects all respective obligations required to be performed by it to date under the Material Contracts and is not, and is not to the knowledge of the Company alleged to be (with or without the lapse of time or the giving of notice, or both) in breach or default in any material respect thereunder, except for any such breach or default which would not reasonably be expected to result in a Company Material Adverse Effect.

(v)                 None of the Company or any of its subsidiaries knows of, or has received any notice (whether written or oral) of, any breach or default under nor, to the knowledge of the Company, does there exist any condition which with the passage of time or the giving of notice or both would result in such a breach or default under any such Material Contract by any other party to a Material Contract.

(vi)              None of the Company or any of its subsidiaries has received any notice (whether written or oral), that any party to a Material Contract intends to cancel, terminate or otherwise modify or not renew its relationship with the Company or with any of its subsidiaries, and, to the knowledge of the Company, no such action has been threatened.

(x)                                 Employees.

(i)                     Section 3.1(x)(i) of the Company Disclosure Letter sets out (without names or employee numbers) a true and complete list of all employees of the Company and any subsidiary, whether actively at work or not, with an annual aggregate compensation in excess of $100,000, including their respective location, hire date and cumulative length of service, position, compensation (including but not limited to salary, bonus and commissions), eligibility to participate in short-term and long-term incentive plans (and grants received under these plans, if any), benefits, vacation entitlement in days, current status (full time or part-time, active or non-active (and if non-active, the reason for leave)) and whether they are subject to a written employment Contract as well as a list of all former employees of the Company to whom the Company or any of its subsidiaries has or may have any outstanding obligations, indicating the nature and the value of such obligations. Except as disclosed in Section 3.1(x)(i) of the Company Disclosure Letter, no employee of the Company or its subsidiaries has any agreement as to length of notice or severance payment required to terminate his or her employment, other than such as results by Law from the employment of an employee without an agreement as to notice or severance.

(ii)                  Section 3.1(x)(ii) of the Company Disclosure Letter contains a correct and complete list of each independent contractor engaged by the Company or any subsidiary including their consulting fees, any other forms of compensation or benefits to which they are entitled and whether they are subject to a written Contract.  Current and complete copies of all such independent contractor Contracts that provide for base fees in excess of $100,000 per annum have been provided to the Purchaser as part of Diligence Information.  Each independent contractor of the Company and its subsidiaries has been properly classified as an independent contractor and neither the Company nor any subsidiary has received any notice from any Governmental Authority disputing such classification.

(y)                                 Employment Agreements.

(i)                     All written Contracts in relation to the employees listed in Section 3.1(x)(i) of the Company Disclosure Letter have been provided as part of Company Diligence Information.

(ii)                  Except as set out in Section 3.1(y)(ii) of the Company Disclosure Letter, neither the Company nor any of its subsidiaries is a party to or bound or governed by, or subject to:

(A)                             any employment, consulting, retention or change of control agreement with, or any written or oral agreement, arrangement or understanding providing for retention, severance or termination payments to, any officer, employee or consultant of the Company or any of its subsidiaries in connection with the termination of their position or their employment as a direct result of a change in control of the Company (including as a result of the Arrangement);

(B)                             any collective bargaining or union agreement, or any actual or, to the knowledge of the Company, threatened application for certification or bargaining rights in respect of the Company or any of its subsidiaries;

(C)                             any labour dispute, strike or lock-out relating to or involving any employees of the Company or any of its subsidiaries; or

(D)                             any actual or, to the knowledge of the Company, threatened material claim against the Company or any of its subsidiaries arising out of or in connection with employment or consulting relationship or the termination thereof.

(iii)               Section 3.1(y)(iii) of the Company Disclosure Letter sets forth a complete list of all Collective Agreements. The Company and its subsidiaries are in compliance in all material respects with the terms and conditions of such Collective Agreements.

(iv)              Other than the Collective Agreements disclosed in Section 3.1(y)(iii) of the Company Disclosure Letter, no Collective Agreement is currently being negotiated in respect of employees of the Company or any subsidiary.

(v)                 Neither the Company nor any of its subsidiaries has any material unresolved grievances, notice of default or statement of offence or material pending Proceedings outstanding under any Collective Agreement or decree.

(vi)              Neither the Company nor any of its subsidiaries is a party, either directly or indirectly, or by operation of law to any other Collective Agreement and there are no outstanding labour tribunal proceedings of any kind, including any proceedings which could result in certification of a trade union as bargaining agent for any employees of the Company or any subsidiary not already covered by a Collective Agreement.

(vii)           There are no pending or, to the knowledge of the Company, threatened union organizing activities involving any employees of the Company or any subsidiary. There is no labour strike, dispute, work slowdown or stoppage pending or involving or, to the knowledge of the Company, threatened against the Company or any subsidiary and no such event has occurred within the last five (5) years.

(viii)        Except as disclosed in Section 3.1(y)(viii) of the Company Disclosure Letter, none of the Company or any of its subsidiaries has engaged in any lay-off activities within the past two years that would violate or in any way subject the Company or any of its subsidiaries to the group termination or lay-off requirements of the applicable provincial employment standards Law or other Law.

(ix)              Except as disclosed in Section 3.1(y)(ix) of the Company Disclosure Letter,The Company has not and is not engaged in any unfair labour practice and no unfair labour practice complaint, grievance or arbitration proceeding is pending or, to the knowledge of the Company, threatened against the Company.

(x)                 No trade union has applied to have the Company or any of its subsidiaries declared a common, related or successor employer pursuant to the Labour Relations Act (Ontario) or any similar legislation in any jurisdiction in which the Company or any of its subsidiaries carries on business.

(z)                                  Health and Safety.

(i)                     Each of the Company and its subsidiaries have operated in all material respects in accordance with all applicable Laws with respect to employment and labour, including employment and labour standards, occupational health and safety, employment equity, pay equity, workers’ compensation, human rights, labour relations and privacy, and there are no current, pending, or to the knowledge of the Company, threatened proceedings before any Governmental Authority with respect to any such matters.

(ii)                  There are no outstanding assessments, penalties, fines, liens, charges, surcharges, or other amounts due or owing pursuant to any workplace safety and insurance legislation and neither the Company nor any subsidiary has been reassessed in any respect under such legislation during the past three years and, to the knowledge of the Company, no audit of the Company or any subsidiary is currently being performed pursuant to any applicable workplace safety and insurance legislation. As of the date of this Agreement, there are no claims or potential claims which may adversely affect the Company or any subsidiary’s accident cost experience.

(iii)               The Company has provided as part of Diligence Information, all orders and inspection reports under applicable occupational health and safety legislation (“OHSA”). There are no charges pending under OHSA. The Company has complied in all material respects with any orders issued under OHSA and there are no appeals of any orders under OHSA currently outstanding.

(iv)              The Company and its subsidiaries are in compliance with all terms and conditions of any work permits and Labour Market Impact Assessments received in respect of the engagement of foreign workers. No audit by any Governmental Authority is being conducted, or to the knowledge of the Company pending, in respect of any foreign workers and no such prior audit has resulted in the revocation of any work permit or Labour Market Impact Assessment.

(aa)                          Acceleration of Benefits. Except as set out in Section 3.1(aa) of the Company Disclosure Letter, no person will, as a result of any of the transactions contemplated herein or in the Plan of Arrangement, become entitled to (i) any retirement, severance, bonus or other similar payment from the Company or any of its subsidiaries, (ii) the acceleration of the vesting or the time to exercise of any outstanding stock option or employee or director awards, Long Term Incentive Plan or Cash Based Incentive Plan cash awards of the Company or any of its subsidiaries, (iii) the forgiveness or postponement of payment of any indebtedness owing by such person to the Company or any of its subsidiaries, or (iv) receive any additional payments or compensation under or in respect of any employee or director benefits or incentive or other compensation plans or arrangements from the Company or any of its subsidiaries.

(bb)                          Pension and Employee Benefits.

(i)                     Each of the Company and its subsidiaries has complied with all material respects with terms of, and applicable Law in respect of, employee compensation and benefit obligations of the Company and its subsidiaries.  Other than the Long Term Incentive Plan and all Employee Plans set out in Section 3.1(bb) of the Company Disclosure Letter, neither the Company nor any of its subsidiaries has any pension or retirement income plans or other material employee compensation or benefit plans, agreements, policies, programs, arrangements or practices, whether written or oral, which are maintained by or binding upon the Company. The Company is in material compliance with the terms of the Long Term Incentive Plan and all applicable Laws related thereto.

(ii)                  All amounts due or accrued due for all salary, wages, bonuses, commissions, vacation with pay, sick days and benefits under Employee Plans and other similar accruals have either been paid or are accurately reflected in the books and records of the Company or of the applicable subsidiary.

(iii)               The Company does not have any stock option plan or similar arrangement other than the Long Term Incentive Plan, options issued to an executive under a stock option inducement and award agreement and RSUs issued to an executive under a restricted share unit inducement and award agreement, copies of which have been provided to the Purchaser as part of the Company Diligence Information.

(iv)              All Employees Plans are set out in Section 3.1(bb) of the Company Disclosure Letter. The Company has provided as part of Diligence Information true, correct and complete copies of all the Employee Plans as amended as of the date hereof, together with all related documentation including, without limitation, funding and investment management agreements, summary plan descriptions, the most recent actuarial reports (including, for greater certainty, actuarial valuations in respect of any multi-employer pension plan), financial statements, asset statements, and all material opinions and memoranda (whether externally or internally prepared) and material correspondence with all regulatory authorities or other relevant persons.

(v)                 No changes have occurred or are expected to occur which would materially affect the information contained in the actuarial reports, financial statements or asset statements required to be provided to the Purchaser pursuant to this provision. Each of the Company and its subsidiaries has complied in all material respects with all the terms of, and all applicable Laws in respect of, the Employee Plans. No fact or circumstance exists which could adversely affect the registered status of any such Employee Plan. Neither the Company, nor any of its agents or delegates, has breached any fiduciary obligation with respect to the administration or investment of any Employee Plan.

(vi)              All contributions, premiums and taxes owing under the Employee Plans have been paid when due in accordance with the terms of the Employees Plans and applicable Laws. The Company and/or its subsidiaries, as the case may be, have paid in full all contributions for the period up to the closing of the Arrangement even though not otherwise required to be paid until a later date or have made full and adequate disclosure of and provision for such contributions and premiums in their books and records.

(vii)           All Employee Plans that provide group benefits are established though a contract of insurance and no retroactive increase in premiums is permitted thereunder. The level of insurance reserves under each insured Employee Plan is reasonable and sufficient to provide for all incurred but unreported claims.

(viii)        Other than the Company’s Registered Pension Plan covering all Canadian employees, no Employee Plan is a “registered pension plan” as such term is defined in the Tax Act or provides benefits following the retirement or (except where required by statute) termination of employment of any employee of the Company or its subsidiaries.

(ix)              No Employee Plan, no administrator of any Employee Plan, and no member of any body which administers any Employee Plan, nor the Company nor any of its subsidiaries, is subject to any pending investigation, examination, action, claim (including claims for income taxes, interest, penalties, fines or excise taxes) or any other proceeding initiated by any person (other than routine claims for benefits) and, there exists no state of facts which could reasonably be expected to give rise to any such investigation, examination, action, claim or other proceeding.

(x)                 None of the Employee Plans (other than pension plans) provide for retiree or post-termination benefits or for benefits to retired or terminated employees or to the beneficiaries or dependants of retired or terminated employees, except as required by Law.

(xi)              Subject to the requirements of Laws, no provision of any Employee Plan or of any agreement, and no act or omission of the Company or its subsidiaries, in any way limits, impairs, modifies or otherwise affects the right of the Company or its subsidiaries to unilaterally amend or terminate any Employee Plan, and no commitments to improve or otherwise amend any Employee Plan have been made.

(xii)           No advance tax rulings been sought or received in respect of any Employee Plan.

(xiii)        All employee data necessary to administer each Employee Plan in accordance with its terms and conditions and Law is in possession of the Company and such data is complete, correct, and in a form which is sufficient for the proper administration of each Employee Plan.

(xiv)       No Employee Plan is a funded and/or defined benefit plan.

(xv)          With respect to each Employee Plan that is a registered pension plan: (A) the Company may take contribution holidays under or withdraw surplus from the Employee Plan, subject only to approvals required by Laws; (B) no Employee Plan has received a transfer of assets from or been merged with another registered pension plan; (C) no Employee Plan has been subject to a partial wind-up in respect of which surplus assets relating to the partial wind-up group were not dealt with at the time of partial wind-up; (D) no assets have been applied other than for proper payments of benefits, refunds of over-contributions and permitted payments of reasonable expenses incurred by or in respect of the Employee Plan; and (E) no conditions have been imposed by any person and no undertakings or commitments have been given to any employee, union or any other person concerning the use of assets relating to any Employee Plan or any related funding medium.

(xvi)       With respect to any Employee Plan that is a multi-employer pension plan, no current or former employee, officer or director of the Company is or was ever a member of the administrative body of any such Employee Plan.

(xvii)     No Employee Plan is a multi-employer pension plan with participants who are resident in Quebec.

(cc)                            Intellectual Property.  Except as set out in Section 3.1(cc) of the Company Disclosure Letter, neither the Company nor any of its subsidiaries owns or possesses any registered intellectual property rights including any patents, copyrights, trade secrets, trademarks, service marks or trade names.

(dd)                          Environment. Except as set out in Section 3.1(dd) of the Company Disclosure Letter:

(i)            The Company and its subsidiaries have carried on their operations in compliance with all applicable Environmental Laws and the Company Properties and assets of the Company and its subsidiaries comply with all applicable Environmental Laws, except to the extent that a failure to be in such compliance, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect.

(ii)           Other than as reflected in the Company Public Disclosure Record, neither the Company nor any of its subsidiaries is subject to any material contingent or other liability relating to (A) the restoration or rehabilitation of land, water or any other part of the environment, (B) mine closure, reclamation, remediation or other post-operational requirements, or (C) non-compliance with Environmental Laws.

(iii)          The Company Properties have not been used to generate, manufacture, refine, treat, recycle, transport, store, handle, dispose of, transfer, produce or process Hazardous Substances, except in compliance in all material respects with all Environmental Laws or except to the extent that such non-compliance would not reasonably be expected to have a Company Material Adverse Effect. Neither the Company nor any of its subsidiaries has caused or permitted the Release of any Hazardous Substances at, in, on, under or from any Company Property, except in compliance, individually or in the aggregate, with all Environmental Laws, except where the failure to be in such compliance would not be reasonably be expected to have a Company Material Adverse Effect. All Hazardous Substances handled, recycled, disposed of, treated or stored on or off site of the Company Properties by the Company or its subsidiaries have been handled, recycled, disposed of, treated and stored in material compliance with all Environmental Laws, except to the extent that a failure to be in such compliance would not be reasonably likely to have a Company Material Adverse Effect. There are no Hazardous Substances at, in, on, under or migrating from any Company Property, except in material compliance with all Environmental Laws.

(iv)          Neither the Company nor its subsidiaries has treated or disposed of, or arranged for the treatment or disposal of, any Hazardous Substances at any location except in compliance with all Environmental Laws and Permits, and no such location is: (A) listed on any list of hazardous sites or sites requiring Remedial Action issued by any Governmental Authority; (B) to the knowledge of the Company, proposed for listing on any list issued by any Governmental Authority of hazardous sites or sites requiring Remedial Action, or any similar federal, state or provincial lists; or (C) the subject of enforcement actions by any Governmental Authority that creates the reasonable potential for any proceeding, action, or other claim against the Company or its subsidiaries. No site or facility now or previously owned, operated or leased by the Company or its subsidiaries is listed or, to the knowledge of the Company, is proposed for listing on any list issued by any Governmental Authority of hazardous sites or sites requiring Remedial Action or is the subject of Remedial Action.

(v)           Neither the Company nor any of its subsidiaries has caused or permitted the Release of any Hazardous Substances on or to any Company Property in such a manner as: (A) would reasonably be expected to impose liability for cleanup, natural resource damages, loss of life, personal injury, nuisance or damage to other property, except to the extent that such liability would not have a Company Material Adverse Effect; or (B) would be reasonably expected to result in imposition of a lien, charge or other encumbrance or the expropriation of any Company Property or any of the assets of the Company or its subsidiaries.

(vi)          Neither the Company nor any of its subsidiaries has received from any Person or Governmental Authority any notice, formal or informal, of any proceeding, action or other claim, liability or potential liability arising under any Environmental Law that is pending or to the knowledge of the Company, threatened against the Company as of the date of this Agreement. The Company is not aware of any facts or circumstances that reasonably could be expected to give rise to any such notice, action or other claim, liability or potential liability.

(ee)         Insurance. Each of the Company and each of its subsidiaries has in place reasonable and prudent insurance policies appropriate for its size, nature and stage of development. All insurance policies of the Company and its subsidiaries are disclosed in Section 3.1(ee) of the Company Disclosure Letter and are valid and binding and in full force and effect. All premiums due and payable under all such policies have been paid and the Company is otherwise in compliance in all material respects with the terms of such policies. Each of the Company and each of its subsidiaries has not received any notice of cancellation or termination with respect to any such policy. There has been no denial, rejection, or dispute of material claims by the Company’s or its subsidiaries’ insurers or as to which any such insurer has made any reservation of rights or refused to cover all or any material portion of such claims. All material proceedings covered by any insurance policy of the Company or its subsidiaries have been properly reported to and accepted by the applicable insurer.

(ff)          Books and Records. The corporate records and minute books of the Company and each of its subsidiaries have been maintained in accordance with all applicable Laws in all material respects, and such corporate records and minute books are complete and accurate in all material respects. The financial books and records and accounts of the Company and each of its subsidiaries in all material respects have been maintained in accordance with good business practices and in accordance with U.S. GAAP or the accounting principles generally accepted in the country of domicile of each such entity on a basis consistent with prior years.

(gg)         Non-Arm’s Length Transactions. Except as disclosed in Section 3.1(gg) of the Company Disclosure Letter, there are no current contracts, commitments, agreements, arrangements or other transactions between the Company or any of its subsidiaries, on the one hand, and any (i) officer or director of the Company or its subsidiaries, (ii) any holder of record or, to the knowledge of the Company, beneficial owner or 5% or more of the outstanding Company Shares, or (iii) any affiliate or associate or any such officer, director or Company Shareholder, on the other hand.

(hh)         Financial Advisors and Brokers. Except as disclosed in Section 3.1(hh) of the Company Disclosure Letter, the Company has not incurred any obligation or liability, contingent or otherwise, or retained or agreed to pay or reimburse any broker, finder, financial adviser, investment banker for any brokerage, finder’s, advisory or other fee or commission, or for the reimbursement of expenses, in connection with this Agreement, the transactions contemplated hereby or any alternative transaction in relation to the Company, including a Restructuring Transaction. Section 3.1(hh) of the Company Disclosure Letter sets out the dollar amount payable or the manner in which such amount is to be calculated under such agreements in the event that the Arrangement is completed.

(ii)           Opinions of Financial Advisor. The Board has received the Fairness Opinion. A true and complete copy of the engagement letter between the Company and the Financial Advisor have been provided as part of Diligence Information and the Company has made true and complete disclosure to the Purchaser of all fees, commissions or other payments that may be incurred pursuant to such engagement or that may otherwise be payable to the Financial Advisor.

(jj)           Company Special Committee and Company Board Approval. Each of the Company Special Committee and the Company Board, at a meeting duly called and held, upon consultation with legal and financial advisors, has unanimously (other than in the case of the Company Board, an abstention by a single director) determined that the Arrangement is fair to the Company Shareholders and is in the best interests of the Company. The Company Board has unanimously (other than an abstention by a single director) approved the execution and delivery of this Agreement and the transactions contemplated by this Agreement and has unanimously (other than an abstention by a single director) resolved to recommend that the Company Shareholders vote in favour of the Arrangement Resolution. No action has been taken to amend, or supersede such determinations, resolutions or authorizations of the Company Special Committee or the Company Board. To the knowledge of the Company, the Directors and Named Executive Officers of the Company intend to vote all Company Shares held by him or her in favour of the Arrangement Resolution and references to such intention may be made in any press release disclosing the Arrangement and this Agreement, the Circular and other documents relating to the Arrangement.

(kk)         Arrangements with Securityholders. Other than the Support Agreements and this Agreement, the Company does not have any agreement, arrangement or understanding (whether written or oral) with respect to the Purchaser or any of its securities, businesses or operations, with any shareholder of the Purchaser, any interested party of the Purchaser or any related party of any interested party of the Purchaser, or any joint actor with any such persons (and for this purpose, the terms “interested party”, “related party” and “joint actor” shall have the meaning ascribed to such terms in MI 61-101).

(ll)           Confidentiality Agreements. All agreements entered into by the Company or any of its subsidiaries with persons regarding the confidentiality of information provided to such person or reviewed by such persons with respect to any transaction in the nature described in the definition of Acquisition Proposal, each contain customary provisions, including standstill provisions, have not been waived or released with respect to the applicability of any such “standstill” or other provisions of such confidentiality agreements, except to the extent such agreements contain provisions that provide for automatic exemptions as a result of the Arrangement.

3.2                          Representations and Warranties of the Purchaser

Except as disclosed in the Purchaser Public Disclosure Record, it being understood and agreed that any disclosure in the Purchaser Public Disclosure Record (but excluding disclosures in the “Risk Factors” or “Forward Looking Statements” sections thereof or any other disclosure included in such Purchaser Public Disclosure Record that is cautionary, predictive or forward-looking in nature) shall be deemed disclosed with respect to any Section of this Section 3.2 solely to the extent that it is manifestly apparent from a reading of such disclosure that it is applicable to such Section, or as disclosed in the Purchaser Disclosure Letter, it being understood and agreed that any disclosure in the Purchaser Disclosure Letter with respect to one Section shall be deemed disclosed with respect to any Section of this Section 3.2 solely to the extent that it is reasonably apparent from a reading of such disclosure that it is also applicable to such Section, the Purchaser represents and warrants to and in favour of the Purchaser as follows and acknowledges that the Company is relying upon such representations and warranties in entering into this Agreement:

(a)           Organization and Corporate Capacity. The Purchaser has been duly organized and is validly existing and in good standing under the Laws governing its formation, and has the requisite corporate and legal power and capacity to own its assets as now owned and to carry on its business as it is now being carried on. The Purchaser is duly qualified to carry on business in each jurisdiction in which the nature or character of its properties and assets, owned, leased or operated by it, or the nature of its business or activities, makes such qualification necessary, except where the failure to be so qualified has not had or would not reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect. The Purchaser Diligence Information includes complete and correct copies of the constating documents of the Purchaser, as amended to the date of this Agreement.

(b)           Authority Relative to this Agreement. The Purchaser has the requisite corporate power, authority and capacity to enter into and perform its obligations under this Agreement and to complete the transactions contemplated hereby. The execution and delivery of this Agreement and the completion by the Purchaser of the transactions contemplated by this Agreement have been duly authorized by the directors of the Purchaser and no other corporate proceedings on the part of the Purchaser are necessary to authorize the execution and delivery by it of this Agreement or the completion by the Purchaser of the transactions contemplated hereby. This Agreement has been duly executed and delivered by the Purchaser and constitutes legal, valid and binding obligations of the Purchaser enforceable against the Purchaser in accordance with its terms, subject to bankruptcy, insolvency, reorganization, fraudulent transfer, moratorium and other Laws relating to or affecting the availability of equitable remedies and the enforcement of creditors’ rights generally and general principles of equity and public policy and to the qualification that equitable remedies such as specific performance and injunction may be granted only in the discretion of a court of competent jurisdiction.

(c)           Purchaser Board Approval. The board of directors of the Purchaser has approved the execution and delivery of this Agreement and no action has been taken to amend, or supersede such approval.

(d)           Required Approvals. No authorization, licence, permit, certificate, registration, consent or approval of, or filing with, or notification to, any Governmental Authority is necessary for the execution and delivery by the Purchaser of this Agreement, the performance by the Purchaser of its obligations hereunder and the completion by the Purchaser of the Arrangement, other than:

(i)        the Interim Order and any filings required in order to obtain, and approvals required under, the Interim Order;

(ii)       the Final Order, and any filings required in order to obtain the Final Order;

(iii)      such filings and other actions required under applicable Securities Laws and the rules and policies of the TSX as are contemplated by this Agreement; and

(iv)     the Key Regulatory Approvals.

(e)           No Violation. The execution and delivery by the Purchaser of this Agreement, the performance by the Purchaser of its obligations hereunder and the completion of the transactions contemplated hereby do not and will not result in a contravention, conflict, violation, breach or default under its constating documents or any Law applicable to it, except as would not reasonably be expected to prevent or significantly impede or materially delay the completion of the Arrangement.

(f)            Capitalization.

(i)            The authorized capital of the Purchaser consists of an unlimited number of Purchaser Shares, an unlimited number of Class A non-voting shares and an unlimited number of preference shares, issuable in series. As at July 4, 2016, there were (i) 242,164,285 Purchaser Shares issued and outstanding all of which have been duly authorized and validly issued and are fully-paid and non-assessable, (ii) no Class A non-voting shares, (iii) no preference shares, (iv) 5,624,779 options to acquire Purchaser Shares outstanding providing for the issuance of 5,624,779 Purchaser Shares upon the exercise thereof; (v) 213,970.304 deferred share units of the Purchaser outstanding; and (vi) 130,656.941 restricted share units of the Purchaser outstanding.

(ii)          As of the date hereof, all dividends and distribution on securities of the Purchaser that have been declared or authorized have been paid in full.

(g)           Shareholders’ and Similar Agreements. Except as disclosed in Section 3.2(g) of the Purchaser Disclosure Letter, neither the Purchaser nor any of its subsidiaries is subject to, or affected by, any unanimous shareholders agreement and is not a party to any shareholder, pooling, voting, or other similar arrangement or agreement relating to the ownership or voting of the securities of the Purchaser or of any of its subsidiaries or pursuant to which any person may have any right or claim in connection with any existing or past equity interest in the Purchaser or in any of its subsidiaries.

(h)           Financial Matters.

(i)           The audited consolidated statement of financial position, audited consolidated statements of earnings (loss) and comprehensive income (loss) and audited consolidated statements of cash flows and audited consolidated statements of shareholders’ equity of the Purchaser for the financial year ended December 31, 2015 and 2014 and the notes thereto and the report of the Purchaser’s auditor thereon (the “Purchaser Annual Financial Statements”) and the Purchaser’s interim financial statements for the period ended March 31, 2016 and the notes thereto have been prepared in accordance with IFRS and all applicable Laws and present fairly, in all material respects, as applicable, the assets, liabilities (whether accrued, absolute, contentment or otherwise), consolidated financial position, results of operations or financial performance and cash flows of the Purchaser and its subsidiaries as at December 31, 2015 and March 31, 2016, respectively, for the periods covered thereby applied on a basis consistent with the immediately prior period and throughout the periods indicated (except as may be indicated expressly in the notes thereto). The Purchaser does not intend to correct or restate, nor, to the knowledge of the Purchaser is there any basis for any correction or restatement of, any aspect of any of the financial statements referred to in this Section 3.2(h)(i). There are no, nor are there any commitments to become a party to, any off-balance sheet transaction, arrangement, obligation (including contingent obligations) or other relationship of the Purchaser or of any of its subsidiaries with unconsolidated entities or other persons.

(ii)          The financial books, records and accounts of the Purchaser and each of its subsidiaries: (i) have been maintained, in all material respects, in accordance with IFRS; (ii) are stated in reasonable detail; (iii) accurately and fairly reflect all the material transactions, acquisitions and dispositions of the Purchaser and its subsidiaries; and (iv) accurately and fairly reflect the basis of the Purchaser’s consolidated financial statements.

(iii)         The Purchaser has established and maintains a system of disclosure controls and procedures that are designed to provide reasonable assurance that information required to be disclosed by the Purchaser in its annual filings, interim filings or other reports filed or submitted by it under Securities Laws is recorded, processed, summarized and reported within the time periods specified in Securities Laws. Such disclosure controls and procedures include controls and procedures designed to ensure that information required to be disclosed by the Purchaser in its annual filings, interim filings or other reports filed or submitted under Securities Laws are accumulated and communicated to the Purchaser’s management, including its chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.

(iv)         Management of the Purchaser has designed a process of internal control over financial reporting (as such term is defined in NI 52-109) for the Purchaser providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS and has otherwise complied with NI 52-109.

(v)          To the knowledge of the Purchaser, there is no material weakness (as such term is defined in NI 52-109) relating to the design, implementation or maintenance of its internal control over financial reporting, or fraud, whether or not material, that involves management or other employees who have a significant role in the internal control over financial reporting of the Purchaser. To the knowledge of the Purchaser, none of the

Purchaser, any of its subsidiaries or any director, officer, employee, auditor, accountant or representative of the Purchaser or any of its subsidiaries has received or otherwise obtained knowledge of any complaint, allegation, assertion, or claim, whether written or oral, regarding accounting, internal accounting controls or auditing matters, including any complaint, allegation, assertion, or claim that the Purchaser or any of its subsidiaries has engaged in questionable accounting or auditing practices, or any expression of concern from its employees regarding questionable accounting or auditing matters.

(i)            Undisclosed Liabilities. Except for: (i) liabilities and obligations that are specifically presented on the audited balance sheet of the Purchaser as of December 31, 2015 or disclosed in the notes thereto; and (ii) liabilities and obligations incurred in the ordinary course of business consistent with past practice since December 31, 2015, neither the Purchaser nor any of its subsidiaries has incurred any material liabilities or obligations of any nature, whether or not accrued, contingent, determined or determinable or otherwise.

(j)            Auditors. The auditors of the Purchaser are independent public accountants as required by applicable Laws and there is not now, and there has not been, any reportable disagreement (within the meaning of Section 4.11 of National Instrument 51-102 — Continuous Disclosure Obligations) with the Purchaser’s auditors.

(k)           Absence of Certain Changes. Since January 1, 2016, except as disclosed in Section 3.2(k) of the Purchaser Disclosure Letter or the Purchaser Public Disclosure Record, and other than for the purposes of the transactions contemplated herein:

(i)           the Purchaser has conducted its business only in the ordinary course of business; and

(ii)          there has not occurred one or more changes, events or occurrences which would, individually or in the aggregate, reasonably be expected to result in a Purchaser Material Adverse Effect;

(l)            Interest in Properties. Except as set out in Section 3.2(l) of the Purchaser Disclosure Letter, the Purchaser or one of its subsidiaries holds freehold title, concessions, mining leases, mining claims or other conventional proprietary interests or rights recognized in the jurisdiction in which each property described in the Purchaser Public Disclosure Record is located, in the ore bodies and mineral inventories and the milling, smelting and refining facilities as described in the Purchaser Public Disclosure Record (and all properties respectively relating thereto) under valid, subsisting and enforceable title documents, contracts, leases, licenses of occupation, mining concessions, permits, or other recognized and enforceable instruments and documents, sufficient to permit the Purchaser or one of its subsidiaries, as the case may be, to explore for, extract, exploit, remove, process or refine the minerals relating thereto, except where the failure to so hold such interests or rights would not have a Purchaser Material Adverse Effect. In addition, except as disclosed in Section 3.2(l) of the Purchaser Disclosure Letter, the Purchaser or one of its subsidiaries has all necessary surface rights, water rights and rights in water, rights of way, licenses, easements, ingress, egress and access rights, and all other presently required rights and interests granting the Purchaser or one of its subsidiaries, as the case may be, the rights and ability to explore for, mine, extract, remove or process the minerals derived from each mining property described in the Purchaser Public Disclosure Record, with only such exceptions as are described in the Purchaser Public Disclosure Record or as do not have a Purchaser Material Adverse Effect. Except as disclosed in the Section 3.2(l) of the Purchaser Disclosure Letter, each of the aforementioned interests and rights is currently in good standing except for those interests and rights which, if not kept in good standing, would not have a Purchaser Material Adverse Effect.

(m)          NI 43-101.

(i)           All of the material assumptions underlying the mineral resource and mineral reserve estimates in the Purchaser Public Disclosure Record are reasonable and appropriate.

(ii)          The estimates of mineral resources and mineral reserves as described in the Purchaser Public Disclosure Record comply in all material respects with NI 43-101.

(iii)         The information set forth in the Purchaser Public Disclosure Record relating to mineral resources and mineral reserves required to be disclosed therein pursuant to NI 43-101 has been prepared by the Purchaser and its consultants in accordance with methods generally applied in the mining industry and conforms to the requirements of NI 43-101 and Securities Laws, and, as of the date hereof, the Purchaser does not have knowledge of any material change in the facts and assumptions underlying such estimates that would reasonably be expected to result in a material adverse change in any production, cost, price, reserves, resources or other relevant information provided in its technical reports disclosing such mineral resources and mineral reserves.

(iv)         The Purchaser is in compliance in all material respects with the provisions of NI 43-101, has filed all technical reports required thereby, and there has been no material change of which the Purchaser is or should be aware that would materially disaffirm or materially change any aspect of the Technical Report or that would require the filing of a new technical report under NI 43-101.

(n)           Operational Matters. Except as would not, individually or in the aggregate, be reasonably expected to result in a Purchaser Material Adverse Effect, all rentals, royalties, overriding royalty interests, production payments, net profits, interest burdens, payments and obligations due and payable, or performable, as the case may be, on or prior to the date hereof under, with respect to, or on account of, any direct or indirect assets of the Purchaser, have been: (i) duly paid; (ii) duly performed; or (iii) provided for prior to the date hereof.

(o)           Litigation. Except as disclosed in Section 3.2(o) of the Purchaser Disclosure Letter, there is no Proceeding against or involving the Purchaser or its subsidiaries (whether in progress or, to the knowledge of the Purchaser, threatened). Except as disclosed in Section 3.2(o) of the Purchaser Disclosure Letter, there is no judgment, writ, decree, injunction, rule, award or order of any Governmental Authority outstanding against the Purchaser or its subsidiaries in respect of its businesses, properties or assets.

(p)           Reporting Issuer Status and Securities Laws Matters. The Purchaser is a “reporting issuer” within the meaning of applicable Securities Laws in each of the provinces and territories of Canada, and not on the list of reporting issuers in default under applicable Securities Laws, and no securities commission or similar regulatory authority has issued any order preventing or suspending trading of any securities of the Purchaser, and the Purchaser is not in default of any material provision of applicable Securities Laws or the rules and regulations of the TSX. The Purchaser has not taken any action to cease to be a reporting issuer in any province of Canada nor has the Purchaser received notification from any securities commission or similar regulatory authority seeking to revoke the reporting issuer status of the Purchaser. The Purchaser Shares are listed on the TSX, trading in the Purchaser Shares on the TSX is not currently halted or suspended and except for such listing and trading, no securities of the Purchaser are listed or quoted for trading on any other stock or securities exchange or market. No delisting, suspension of trading or cease trading order or other order or restriction with respect to any securities of the Purchaser is pending, in effect, or, to the knowledge of the Purchaser, threatened, has been threatened, or is expected to be implemented or undertaken, and the Purchaser is not subject to any formal or informal review, enquiry, investigation or other proceeding relating to any such order or restriction. None of the Purchaser’s subsidiaries are subject to continuous disclosure or other disclosure requirements under any Securities Laws. The Purchaser has timely filed or furnished with any Governmental Authority all material forms, reports, schedules, statements and other documents required to be filed or furnished by the Purchaser with the appropriate Governmental Authority since January 1, 2014. The documents comprising the Purchaser Public Disclosure Record complied as filed in all material respects with Law and did not, as of the date filed (or, if amended or superseded by a subsequent filing prior to the date of this Agreement, on the date of such filing), contain any misrepresentation.  The Purchaser has not filed any confidential material change report (which at the date of this Agreement remains confidential) or any other confidential filings (including redacted filings) filed to or furnished with, as applicable, any securities regulatory authority.

(q)           Compliance with Laws.

(i)            Except as disclosed in Section 3.2(q)(i)(A) of the Purchaser Disclosure Letter, the business of the Purchaser and its subsidiaries has been and is currently being conducted in material compliance with all applicable Laws and except as disclosed in Section 3.2(q)(i)(A) of the Purchaser Disclosure Letter, neither the Purchaser nor any of its subsidiaries are or have been under any investigation with respect to, are or have been charged or threatened to be charged with, or have received any notice of, any alleged material violation of any such Laws or disqualification by a Governmental Authority. The Purchaser does not have any knowledge of any future or potential changes in any Law that may materially impact the business, operations, financial condition, prospects or otherwise of the Purchaser or its subsidiaries.

(ii)           Neither the Purchaser nor any of its subsidiaries and, to the Purchaser’s knowledge, none of their respective directors, officers, supervisors, managers, employees, or agents has: (A) violated or is in violation of any applicable anti-bribery, export control, and economic sanctions Laws, including the Corruption of Foreign Public Officials Act (Canada) and the United States Foreign Corrupt Practice Act or any other similar law of any other jurisdiction in which the Purchaser operates its business, (B) made or authorized any direct or indirect contribution, payment or gift of funds, property or anything else of value to any official, employee or agent of any Governmental Authority, authority or instrumentality in Canada, other jurisdictions in which the Purchaser or any of its subsidiaries operates or has assets other than in accordance with applicable Laws, (C) made any direct or indirect unlawful payment from corporate funds, in furtherance of any offer, promise, or payment to any foreign or domestic government official, agent or employee or for any expense, contribution, gift, entertainment or other expense relating to political activity; or (D) violated or is in violation of any provision of the Criminal Code (Canada) relating to foreign corrupt practices, including making any contribution to any candidate for public office, in either case, where either the payment or gift or the purpose of such contribution payment or gift was or is prohibited under the foregoing.

(iii)          The operations of the Purchaser and its subsidiaries are and have been conducted at all times in compliance with Money Laundering Laws and no action, suit or proceeding by or before any court of governmental authority or any arbitrator non-Governmental Authority involving the Purchaser or any of its subsidiaries with respect to the Money Laundering Laws is pending or, to the knowledge of the Purchaser, threatened.

(r)            Permits. Except as disclosed in Section 3.2(r) of the Purchaser Disclosure Letter:

(i)            each of the Purchaser and its subsidiaries has obtained, acquired or entered into, and is in material compliance with all material Permits required by applicable Laws or Environmental Laws necessary to conduct its current businesses as it is presently or previously conducted, or in connection with the ownership, operation or use of the Purchaser’s material assets and properties; and

(ii)           any and all of the material Permits pursuant to which the Purchaser or its subsidiaries holds an interest in its properties and assets (including any interest in, or right to earn an interest in, any mineral property) are valid and subsisting Permits in full force and effect, and are renewable by their terms or in the ordinary course of business without the need for the Purchaser or its subsidiaries to comply with any special rules or procedures, agree to any materially different terms or conditions or pay any amounts other than routine filing fees. All material Permits are in good standing and there has been no material default under any such Permit, and all material fees and other amounts required to be paid with respect to such Permits to the date hereof have been paid. There are no material actions, proceedings or investigations, pending or, to the knowledge of the Purchaser, threatened or received notice, whether written or oral, against the Purchaser or any of its subsidiaries that could reasonably be expected to result in the suspension, loss or revocation of any such Permits.

(s)            Environmental Matters. Other than with respect to a Kyrgyz Republic Matter:

(i)            no written notice, order, complaint or penalty has been received by the Purchaser or any of its subsidiaries alleging that the Purchaser or any of its subsidiaries is in violation of, or has any material liability or potential material liability under, any Environmental Law, and there are no judicial, administrative or other actions, suits or Proceedings pending or threatened against the Purchaser or any of its subsidiaries which allege a material violation of any Environmental Laws; and to the knowledge of the Purchaser, no facts or circumstances exist that reasonably could be expected to give rise to any such notice, claim, order, complain or penalty; and

(ii)           the Purchaser and each of its subsidiaries has all environmental Permits necessary for the operation of their respective businesses and to comply with all Environmental Laws in all material respects; and the operations of the Purchaser and each of its subsidiaries are in compliance in all material respects with Environmental Laws.

(t)            Taxes.

(i)            Each of the Purchaser and its subsidiaries has filed all income and other material Returns required to be filed by it with any Governmental Authority and each such Return was complete and correct in all material respects at the time of filing.

(ii)           Each of the Purchaser and its subsidiaries has paid or caused to be paid to the appropriate Governmental Authority all Taxes which are due and payable by it, all assessments and reassessments, and all other Taxes due and payable by it on or before the date hereof, other than those which are being or have been contested in good faith by appropriate proceedings and in respect of which reserves have been provided in the most recently published consolidated financial statements of the Purchaser. The Purchaser and its subsidiaries have provided adequate accruals in accordance with applicable accounting rules in the most recently published consolidated financial statements of the Purchaser for any Taxes of the Purchaser and each of its subsidiaries for the period covered by such financial statements that have not been paid whether or not shown as being due on any Returns. Since such publication date, no material liability in respect of Taxes not reflected in such statements or otherwise provided for has been assessed, proposed to be assessed, incurred or accrued, other than in the ordinary course of business. None of the Purchaser or its subsidiaries has received a refund to which it was not entitled.

(u)           Sufficient Funds. Prior to, or concurrently with, the execution and delivery of this Agreement, the Purchaser has delivered to the Company true and complete executed copies of: (i) a commitment letter evidencing the availability of the Debt Financing and (ii) an underwriting agreement relating to the Equity Financing (collectively, the “Commitment Letters”), each of which are unamended as of the date hereof. The commitments described in the Debt Commitment Letters and the Equity Commitment Letters are not subject to any condition precedent other than the conditions expressly set forth therein. As of the date hereof: (A) each of the Commitment Letters is in full force and effect and is a legal, valid and binding obligation of the Purchaser and, to the knowledge of the Purchaser, the other parties thereto, enforceable in accordance with their respective terms (subject to bankruptcy, insolvency, reorganization, fraudulent transfer, moratorium and other Laws relating to or affecting the availability of equitable remedies and the enforcement of creditors’ rights generally and general principles of equity and public policy and to the qualification that equitable remedies such as specific performance and injunction may be granted only in the discretion of a court of competent jurisdiction), (B) no amendment or modification to any of the Commitment Letters is contemplated or will be made, other than with the consent of the Company (not to be unreasonably withheld) or amendments or modifications that are not adverse to the Purchaser in any material respect, and (C) no event has occurred which, with or without notice, lapse of time or both, would constitute a default or breach on the part of the Purchaser under the Commitment Letters or excuse the other parties thereto from their commitments thereunder. As of the date hereof, the Purchaser has no reason to believe that it shall be unable to satisfy on a timely basis on or before the Effective Date any term or condition of closing of the Debt Financing or Equity Financing to be satisfied by it contained in the Commitment Letters. The net proceeds contemplated by the Commitment Letters and, together with the Purchaser’s cash on hand, shall in the aggregate be sufficient for the Purchaser to fund, directly or indirectly, the amounts contemplated in Section 4.11(b).

(v)           Canadian Corporation. The Purchaser is a “Canadian corporation” for purposes of the Tax Act.

(w)          Share Ownership. The Purchaser and its affiliates and persons acting jointly or in concert with the Purchaser and its affiliates do not beneficially own or exercise control or direction over any Company Shares or other securities of the Company, including any Company Notes.

3.3                          Survival of Representations and Warranties

No investigation by or on behalf of any Party prior to the execution of this Agreement will mitigate, diminish or affect the representations and warranties made by the other Parties.  The representations and warranties of the Parties contained in this Agreement will not survive the completion of the Arrangement and will expire and be terminated on the earlier of the Effective Time and the date on which this Agreement is terminated in accordance with its terms.  This Section 3.3 will not limit any covenant or agreement of any of the Parties, which, by its terms, contemplates performance after the Effective Time or the date on which this Agreement is terminated, as the case may be.

ARTICLE 4
 COVENANTS

4.1                          Covenants of the Company Regarding the Conduct of Business

The Company covenants and agrees that, during the period from the date of this Agreement until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms, except as disclosed in the Company Disclosure Letter, unless the Purchaser otherwise consents in writing (to the extent that such consent is permitted by applicable Law), which consent will not be unreasonably withheld, conditioned or delayed, or as expressly permitted or specifically contemplated by this Agreement or as is otherwise required by applicable Law:

(a)           the businesses of the Company and its subsidiaries will be conducted only in the ordinary course of business and in accordance with applicable Law, the Company and its subsidiaries will comply in all material respects with the terms of all Material Contracts and the Company and its subsidiaries will use commercially reasonable efforts to maintain and preserve intact its and their business organizations, assets, properties, rights and goodwill and will maintain satisfactory business relationships with suppliers, customers, distributors, contractual counterparties, contractors, employees, Governmental Authorities and others having business relationships with them and keep available the services of the officers, employees and consultants of the Company and its subsidiaries;

(b)           without limiting the generality of Section 4.1(a) above, the Company will not, directly or indirectly:

(i)            alter or amend the notice of articles, articles, charter, by-laws or other constating documents of the Company or its subsidiaries;

(ii)           declare, set aside or pay any dividend on or make any distribution or payment or return of capital in respect of the Company Shares (other than dividends, distributions, payments or return of capital made to the Company by any of its subsidiaries);

(iii)          split, divide, consolidate, combine or reclassify the Company Shares or any other securities of the Company or its subsidiaries;

(iv)          reduce the stated capital of the Company Shares or any other securities of the Company or its subsidiaries;

(v)           issue, grant, sell, pledge or otherwise encumber, or authorize or agree to issue, grant, sell, pledge or otherwise encumber any Company Shares or other securities of the Company or its subsidiaries, or securities convertible into or exchangeable or exercisable for, or otherwise evidencing a right to acquire, Company Shares or other securities of the Company or its subsidiaries, other than the issuance of Company Shares issuable pursuant to: (A) the terms of Company Options, Company RSUs or Company PSUs outstanding on the date hereof; or (B) the terms of existing Material Contracts;

(vi)          redeem, purchase or otherwise acquire (or offer to redeem purchase or other acquire) or subject to any Lien, any of (A) its outstanding Company Shares or other securities or securities convertible into or exchangeable or exercisable for Company Shares or any such other securities or any shares or other securities of its subsidiaries and/or (B) the Company Notes;

(vii)         amend the terms of any securities of the Company or its subsidiaries;

(viii)        adopt a plan of liquidation or resolution providing for the liquidation or dissolution of the Company or its subsidiaries;

(ix)          reorganize, recapitalize, restructure, amalgamate or merge with any other person and will not cause or permit its subsidiaries to reorganize, recapitalize, restructure, amalgamate or merge with any other person;

(x)           create any subsidiary or enter into any Contracts or other arrangements regarding the control or management of the operations, or the appointment of governing bodies or enter into any Joint Ventures;

(xi)          make any material changes to any of its accounting policies, principles, methods, practices or procedures (including by adopting any material new accounting policies, principles, methods, practices or procedures), except as disclosed in the Company Public Disclosure Record, as required by applicable Laws or under U.S. GAAP; or

(xii)         enter into, modify or terminate any Contract with respect to any of the foregoing;

(c)           the Company will promptly notify the Purchaser orally and then promptly notify the Purchaser in writing of (i) any “material change” (as defined in the Securities Act) in relation to the Company or its subsidiaries, (ii) any event, circumstance or development that has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (iii) any notice or other material communication from any person alleging that the consent (or waiver, permit, exemption, order, approval, agreement, amendment or confirmation) of such person (or another person) is or may be required in connection with this Agreement or the Arrangement, (iv) any notice or other communication from any Governmental Authority in connection with this Agreement (and contemporaneously provide a copy of any such written notice or communication to the Purchaser), (v) any filings, actions suits, claims, investigations or proceedings commenced or, to its knowledge, threatened against, relating to or involving or otherwise affecting the Company and its subsidiaries or its material assets including the Material Property, (vi) any breach of this Agreement by the Company, or (vii) any event occurring after the date of this Agreement that would (A) render a representation or warranty, if made on that date or the Effective Date, untrue or inaccurate such that any of the conditions in Section 7.3(b) would not be satisfied or (B) result in the failure in any material respect of the Company to comply with or satisfy any covenant, condition or agreement (without giving effect to, applying or taking into consideration any qualification already contained in such covenant, condition or agreement) to be complied with or satisfied prior to the Effective Time;

(d)           the Company will not, and will not cause or permit its subsidiaries to, directly or indirectly, except in connection with this Agreement:

(i)            sell, pledge, lease, surrender, licence, lose the right to use, mortgage, dispose of or encumber any assets or properties of the Company or its subsidiaries, other than inventory or immaterial personal property in the ordinary course of business;

(ii)           other than in the ordinary course of business, acquire (by merger, amalgamation, consolidation, arrangement or acquisition of shares or other equity securities or interests or assets or otherwise) any corporation, partnership, association or other business organization or division thereof or any property or assets, or make any investment by the purchase of securities, contribution of capital, property transfer, or purchase of any property or assets of any other person, in each case, directly or indirectly, in one transaction or a series of transactions;

(iii)          other than in respect of the ongoing operations of the business of the Company and its subsidiaries in the ordinary course consistent with past practice, incur any expenses, make any capital expenditure or commitment, in each case, individually or in the aggregate, in excess of $1,000,000;

(iv)          incur any indebtedness or create or issue any debt securities, or assume, guarantee, endorse or otherwise become liable or responsible for such obligations or the obligations of any other person, or make any loans or advances (other than intercompany loans or advances);

(v)           enter into any interest rate, currency, equity or commodity swaps, hedges, derivatives, forward sales contracts or similar financial instruments other than in the ordinary course of business consistent with past practice;

(vi)          make any material Tax election, information schedule, return or designation, except as required by Law and in a manner consistent with past practice, settle or compromise any material Tax claim, assessment, reassessment or liability, file any amended Tax Return, enter into any material agreement with a Governmental Authority with respect to Taxes, surrender any right to claim a material Tax abatement, reduction, deduction, exemption, credit or refund, consent to the extension or waiver of the limitation period applicable to any material Tax matter or materially amend or change any of its methods or reporting income, deductions or accounting for income Tax purposes except as may be required by Law;

(vii)         pay, discharge or satisfy any claim, liability, indebtedness or obligation prior to the same being due, other than the payment, discharge or satisfaction, in the ordinary course of business, or voluntarily waive, release, assign, settle or compromise any Proceeding;

(viii)        engage in any new business, enterprise or other activity that is inconsistent with the existing businesses of the Company in the manner such existing businesses generally have been carried on or (as disclosed in the Company Public Disclosure Record) planned or proposed to be carried on prior to the date of this Agreement; or

(ix)          authorize any of the foregoing, or enter into or modify any Contract to do any of the foregoing;

(e)           the Company will not, and will not cause or permit its subsidiaries to, directly or indirectly, except in the ordinary course of business:

(i)            terminate, fail to renew, cancel, waive, release, grant or transfer any rights of material value, including (A) any existing contractual rights in respect of any material property or assets, (B) any material Permit, lease, concession, contract or other document, or (C) any other material legal rights or claims;

(ii)           except as disclosed in Section 4.1(e) of the Company Disclosure Letter or except in connection with matters otherwise permitted under this Section 4.1, enter into any Contract which would be a Material Contract if in existence on the date hereof, or terminate, cancel, extend, renew or amend, modify or change any Material Contract;

(iii)          except as disclosed in Section 4.1(e) of the Company Disclosure Letter, enter into any material lease or sublease of real property (whether as a lessor, sublessor, lessee or sublessee), or materially modify, amend or exercise any right to renew any lease or sublease of real property or acquire any interest in real property; or

(iv)          enter into any Contract containing any provision restricting or triggered by the transactions contemplated herein;

(f)            Neither the Company nor its subsidiaries will, except in the ordinary course of business or pursuant to any existing Contracts or employment, pension, supplemental pension, termination or compensation arrangements or policies or plans in effect on the date hereof, and except as is necessary to comply with applicable Laws:

(i)            grant to any officer, director, employee or consultant of the Company or its subsidiaries an increase in compensation in any form;

(ii)           except as disclosed in Section 4.1 of the Company Disclosure Letter, grant any general salary increase, fee or pay any or other material compensation to the directors, officers, employees or consultants of the Company and its subsidiaries other than the payment of salaries, fees and benefits in the ordinary course of business;

(iii)          take any action with respect to the grant or increase of any severance, change of control, retirement, retention or termination pay;

(iv)          enter into or modify any employment or consulting agreement with any officer or director of the Company or its subsidiaries;

(v)           terminate the employment or consulting arrangement of any senior management employees (including the Company Senior Management), except for cause or as contemplated in Section 4.7 of this Agreement;

(vi)          increase any benefits payable under its current severance or termination pay policies;

(vii)         adopt or amend or make any contribution to or any award under the Long Term Incentive Plan or other bonus, profit sharing, pension, retirement, deferred compensation, insurance, incentive compensation, compensation or other similar plan, agreement, trust, fund or arrangement for the benefit of directors or senior officers or former directors or senior officers of the Company or its subsidiaries; or

(viii)        take any action to accelerate the time of payment of any compensation or benefits, amend or waive any performance or vesting criteria or accelerate vesting under the Long Term Incentive Plan or Cash Based Incentive Plan, except as contemplated in Section 2.10 and the Plan of Arrangement;

(g)           neither the Company nor its subsidiaries will make any loan to any officer, director, employee or consultant of the Company or its subsidiaries;

(h)           the Company will use its commercially reasonable efforts to cause the current insurance (or re-insurance) policies maintained by the Company, including directors’ and officers’ insurance, not to be cancelled or terminated and to prevent any of the coverage thereunder from lapsing, unless at the time of such termination, cancellation or lapse, replacement policies underwritten by insurance or re-insurance companies of nationally recognized standing having comparable deductions and providing coverage comparable to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect, provided, however, that, except as contemplated by Section 4.9(b), the Company will not obtain or renew any insurance (or re-insurance) policy for a term exceeding 12 months, except that renewal steps may be taken in advance of expiry;

(i)            the Company will use commercially reasonable efforts to retain the services of its and its subsidiaries’ existing employees and consultants (including the Company Senior Management) until the Effective Time, and will promptly provide written notice to the Purchaser of the resignation or termination of any of its key employees or consultants;

(j)            neither the Company nor its subsidiaries will make an application to amend, terminate, allow to expire or lapse or otherwise modify any of its Permits or take any action or fail to take any action which action or failure to act would result in the material loss, expiration or surrender of, or the loss of any material benefit under, or reasonably be expected to cause any Governmental Authority to institute proceedings for the suspension, revocation or limitation of rights under, any material Permit necessary to conduct its businesses as now being conducted;

(k)           the Company will not, and will not cause or permit its subsidiaries to, settle or compromise any material action, claim or other Proceeding (i) brought against it for damages or providing for the grant of injunctive relief or other non-monetary remedy (“Litigation”) or (ii) brought by any present, former or purported holder of its securities in connection with the transactions contemplated by this Agreement or the Arrangement;

(l)            the Company will not, and will not cause or permit its subsidiaries to, commence any Litigation (other than litigation in connection with the collection of accounts receivable, to enforce the terms of this Agreement or the Confidentiality Agreement, to enforce other obligations of the Purchaser or as a result of litigation commenced against the Company);

(m)          the Company will not, and will not cause or permit its subsidiaries to, enter into or renew any Contract (i) containing (A) any limitation or restriction on the ability of the Company or its subsidiaries or, following completion of the transactions contemplated hereby, the ability of the Purchaser or any of its affiliates, to engage in any type of activity or business, (B) any limitation or restriction on the manner in which, or the localities in which, all or any portion of the business of the Company or its subsidiaries or, following consummation of the transactions contemplated hereby, all or any portion of the business of the Purchaser or any of its affiliates, is or would be conducted or (C) any limit or restriction on the ability of the Company or its subsidiaries or, following completion of the transactions contemplated hereby, the ability of the Purchaser or any of its affiliates, to solicit customers or employees, or (ii) that would reasonably be expected to prevent or significantly impede or materially delay the completion of the Arrangement;

(n)           the Company will not, and will not cause or permit any of its subsidiaries to, take any action which would render, or which reasonably may be expected to render, any representation or warranty made by the Company in this Agreement untrue or inaccurate in any material respect (disregarding for this purpose all materiality or Company Material Adverse Effect qualifications contained therein) at any time prior to the Effective Date if then made; and

(o)           as is applicable, the Company will not, and will not cause or permit its subsidiaries to, agree, announce, resolve, authorize or commit to do any of the foregoing.

4.2                          Covenants of the Purchaser Regarding the Conduct of Business

The Purchaser covenants and agrees that, during the period from the date of this Agreement until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms, unless the Company otherwise consents in writing (to the extent that such consent is permitted by applicable Law), which consent will not be unreasonably withheld, conditioned or delayed, or as expressly permitted or specifically contemplated by this Agreement or as is otherwise required by applicable Law or as disclosed in the Purchaser Disclosure Letter, the Purchaser shall:

(a)           conduct its business only in the ordinary course and to the extent consistent therewith, use its reasonable commercial efforts to: (i) preserve intact the present business organization of the Purchaser; (ii) maintain in effect all material Permits of the Purchaser; and (iii) keep available the services of present officers, key employees and key consultants of the Purchaser;

(b)                                 not, directly or indirectly, do or permit any of the following (i) amend its constating documents or terms of Purchaser Shares in a manner that could have a material and adverse impact on the market price or value of the Purchaser Shares to be issued pursuant to the Arrangement; (ii) split, combine or reclassify any of the Purchaser Shares or, other than in accordance with past practices, declare, set aside or pay any dividend or other distribution payable in cash, securities, property or otherwise with respect to the Purchaser Shares; (iii) reorganize, amalgamate, combine or merge the Purchaser with any other Person; or (iv) adopt a plan of liquidation or resolutions providing for the liquidation of dissolution of the Purchaser or any of its subsidiaries; and

(c)                                  the Purchaser will promptly notify the Company orally and then promptly notify the Company in writing of (i) any “material change” (as defined in the Securities Act) in relation to the Purchaser or its subsidiaries, (ii) any event, circumstance or development that has had or would reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect, (iii) any notice or other communication from any person alleging that the consent (or waiver, permit, exemption, order, approval, agreement, amendment or confirmation) of such person (or another person) is or may be required in connection with this Agreement or the Arrangement, (iv) any notice or other material communication from any Governmental Authority in connection with this Agreement (and contemporaneously provide a copy of any such written notice or communication to the Company), (v) any filings, actions suits, claims, investigations or proceedings commenced or, to its knowledge, threatened against, relating to or involving or otherwise affecting the Purchaser and its subsidiaries or its material assets, (vi) any breach of this Agreement by the Purchaser, or (vii) any event occurring after the date of this Agreement that would (A) render a representation or warranty, if made on that date or the Effective Date, untrue or inaccurate such that any of the conditions in Section 7.3(c) would not be satisfied or (B) result in the failure in any material respect of the Purchaser to comply with or satisfy any covenant, condition or agreement (without giving effect to, applying or taking into consideration any qualification already contained in such covenant, condition or agreement) to be complied with or satisfied prior to the Effective Time.

4.3                                                                               Access to Information

Subject to compliance with applicable Laws and the terms of any existing Contracts, each Party (the “Providing Party”) will afford to the other Party and its Representatives (the “Accessing Party”) until the earlier of the Effective Time or the termination of this Agreement in accordance with its terms, continuing access to the Company Diligence Information or Purchaser Diligence Information, as applicable, and reasonable access during normal business hours and upon reasonable notice, to the Providing Party’s and its subsidiaries’ businesses, properties, books and records and such other data and information as the Accessing Party may reasonably request, as well as to its management personnel, provided, that (a) such access shall not unduly interfere with the ordinary conduct of the businesses of the Providing Party and (b) other than in circumstances where access to or disclosure of would not result in the loss of attorney-client privilege, the Providing Party shall not have any obligation in response to a request by the Accessing Party to provide access to or otherwise disclose any information or documents subject to attorney-client privilege. Subject to compliance with applicable Laws and such requests not materially and unduly interfering with the ordinary conduct of the business of the Providing Party, the Providing Party will also make available to the Accessing Party and its Representatives information requested by the Accessing Party for the purposes of preparing, considering and implementing integration and strategic plans for the combined businesses of the Providing Party and the Accessing Party and its affiliates following completion of the Arrangement. Without limiting the generality of the provisions of the Confidentiality Agreements, the Purchaser and the Company each acknowledge that all information provided to it under this Section 4.3, or otherwise pursuant to this Agreement or in connection with the transactions contemplated hereby, is subject to the Confidentiality Agreements, which will remain in full force and effect in accordance with their terms notwithstanding any other provision of this Agreement or any termination of this Agreement. If any provision of this Agreement otherwise conflicts or is inconsistent with any provision of a Confidentiality Agreement, the provisions of this Agreement will supersede those of a Confidentiality Agreement but only to the extent of the conflict or inconsistency and all other provisions of the Confidentiality Agreements will remain in full force and effect. Investigations made by or on behalf of a Party, whether under this Section 4.3 or otherwise, will not waive, diminish the scope of, or otherwise affect any representation or warranty made by the other Party in this Agreement. The Company hereby waives compliance with the last sentence of section 4 of the letter agreement dated June 23, 2016 between the Company and the Purchaser.

4.4                                                                               Covenants of the Company Regarding the Arrangement

Subject to the terms and conditions of this Agreement, the Company shall and shall cause its subsidiaries to perform all obligations required to be performed by the Company under this Agreement, cooperate with the Purchaser in connection therewith, and use commercially reasonable efforts to do such other acts and things as may be necessary or desirable in order to complete the Arrangement and the other transactions contemplated hereby, including (without limiting the obligations of the Company in Article 2):

(a)                                 publicly announcing the execution of this Agreement, the support of the Company Board of the Arrangement (including the voting intentions of each director and officer of the Company referred to in Section 3.1(jj)) and the recommendation of the Company Board to the Company Shareholders to vote in favour of the Arrangement Resolution;

(b)                                 using its commercially reasonable efforts to obtain and maintain all third party or other consents, waivers, permits, exemptions, orders, approvals, agreements, amendments or confirmations that are (i) necessary or advisable under the Material Contracts in connection with the Arrangement or (ii) required in order to maintain the Material Contracts in full force and effect following completion of the Arrangement, in each case, on terms that are reasonably satisfactory to the Purchaser, and without paying, and without committing itself or the Purchaser to pay, any consideration or incur any liability or obligation without the prior written consent of the Purchaser; and

(c)                                  upon reasonable consultation with the Purchaser, opposing, or seeking to lift or rescind any injunction, restraining or other order, decree or ruling seeking to restrain, enjoin or otherwise prohibit or adversely affect the consummation of the Arrangement and defending all lawsuits or other legal, regulatory or other Proceedings against the Company challenging or affecting this Agreement or the completion of the Arrangement.

4.5                                                                               Covenants of the Purchaser Regarding the Performance of Obligations

Subject to the terms and conditions of this Agreement, the Purchaser will perform, and will cause its subsidiaries to perform, all obligations required to be performed by it under this Agreement, cooperate with the Company in connection therewith, and use commercially reasonable efforts to do such other acts and things as may be necessary or desirable in order to complete the Arrangement and other transactions contemplated hereby, including:

(a)                                 cooperating with the Company in connection with, and using its commercially reasonable efforts to assist the Company in obtaining the waivers, consents and approvals referred to in Section 4.4(a), provided, however, that, notwithstanding anything to the contrary in this Agreement, in connection with obtaining any waiver, consent or approval from any person (other than a Governmental Authority) with respect to any transaction contemplated by this Agreement, the Purchaser will not be required to pay or commit to pay to such person whose waiver, consent or approval is being solicited any cash or other consideration, make any commitment or incur any liability or other obligation;

(b)                                 using its commercially reasonable efforts to effect all necessary registrations, filings and submissions of information required by Governmental Authorities from the Purchaser relating to the Arrangement required to be completed prior to the Effective Time;

(c)                                  using its commercially reasonable efforts to ensure that the Share Consideration to be issued pursuant to the Arrangement will: (i) have been duly authorized and, upon issue, will be validly issued as fully paid and non-assessable shares in the capital of the Purchaser; and (ii) will not be issued in violation of the articles, charter, by-laws or other constating document of the Purchaser or any agreement, contract, covenant, undertaking or commitment to which the Purchaser is bound;

(d)                                 upon reasonable consultation with the Company, opposing, or seeking to lift or rescind any injunction, restraining or other order, decree or ruling seeking to restrain, enjoin or otherwise prohibit or adversely affect the consummation of the Arrangement and defending all lawsuits or other legal, regulatory or other Proceedings against the Purchaser or its directors or officers challenging or affecting this Agreement or the completion of the Arrangement;

(e)                                  apply for and use its reasonable commercial efforts to obtain approval of the listing and posting for trading on the TSX of the Share Consideration and otherwise comply with the TSX requirements relevant to this Agreement;

(f)                                   forthwith carrying out the terms of the Interim Order and Final Order to the extent applicable to it and taking all necessary actions to give effect to the transactions contemplated herein and the Plan of Arrangement;

(g)                                  use commercially reasonable efforts to complete the Equity Financing and the Debt Financing in a timely manner and on terms consistent with the Commitment Letters; and

(h)                                 notify the Company forthwith if either of the Equity Financing or the Debt Financing is terminated.

4.6                                                                               Mutual Covenants

Each of the Parties covenants and agrees that, subject to the terms and conditions of this Agreement, until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms:

(a)                                 it will use commercially reasonable efforts to satisfy (or cause the satisfaction of) the conditions precedent to its obligations hereunder as set forth in Article 7 to the extent the same is within its control and use commercially reasonable efforts to take, or cause to be taken, all other action and to do, or cause to be done, all other things necessary and commercially reasonable to permit the completion of the Arrangement in accordance with its obligations under this Agreement, the Plan of Arrangement and applicable Laws and cooperate with the other Parties in connection therewith, including using its commercially reasonable efforts to (i) obtain all Regulatory Approvals required to be obtained by it, (ii) effect or cause to be effected all necessary registrations, filings and submissions of information requested by Governmental Authorities required to be effected by it in connection with the Arrangement, (iii) oppose, lift or rescind any injunction or restraining order against it or other order or action against it seeking to stop, or otherwise adversely affecting its ability to make and complete, the Arrangement and (iv) cooperate with the other Party in connection with the performance by it of its obligations hereunder;

(b)                                 it will use commercially reasonable efforts not to take or cause to be taken any action which is inconsistent with this Agreement or which would reasonably be expected to prevent or significantly impede or materially delay the completion of the Arrangement;

(c)                                  it will use commercially reasonable efforts to execute and do all acts, further deeds, things and assurances as may be required in the reasonable opinion of the other Party’s legal counsel to permit the completion of the Arrangement; and

(d)                                 it will not: (i) take any action that would reasonably be expected to cause the exchange of Company Shares for Share Consideration to be issued pursuant to the Arrangement to fail to qualify as a “reorganization” under Section 368(a) of the Code or otherwise fail to qualify as a transaction pursuant to which no United States Person (as defined in the Code) is required to recognize taxable gain; or (ii) fail to take any commercially reasonable action necessary to cause the exchange of Company Shares for the Share Consideration to be issued pursuant to the Arrangement to so qualify (including any tax filings, returns or similar items as required under the Code including Section 367 and 368 of the Code and the applicable regulations thereunder).

4.7                                                                               Covenants Related to Regulatory Approvals

Each Party, as applicable to that Party, covenants and agrees with respect to obtaining all Regulatory Approvals required for the completion of the Arrangement that, subject to the terms and conditions of this Agreement, until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms:

(a)                                 each Party shall use its commercially reasonable efforts to obtain all required Regulatory Approvals and shall cooperate with the other Party in connection with all Regulatory Approvals sought by the other Party. Without limiting the generality of the foregoing, the Parties shall, as soon as practicable and in any event within 10 Business Days after the date of this Agreement, prepare and submit all filings and submissions required or determined to be appropriate to obtain any Key Regulatory Approvals. In the case of the Purchaser, this shall include the submission of an application for an Advance Ruling Certificate to the Commissioner of Competition and an Application for Review to the Investment Review Division of Innovation, Science and Economic Development Canada;

(b)                                 each Party shall use commercially reasonable efforts to respond promptly to any request or notice from any Governmental Authority requiring that Party to supply additional information that is relevant to the review of the transactions contemplated by this Agreement in respect of obtaining or concluding the Regulatory Approvals sought by either Party, and each Party shall cooperate with the other Party and shall furnish to the other Party such information and assistance as a Party may reasonably request in connection with preparing any submission or responding to such request or notice from a Governmental Authority;

(c)                                  each Party shall permit the other Party a reasonable opportunity to review in advance any proposed substantive applications, notices, filings, submissions, undertakings, correspondence and communications (including responses to requests for information and inquiries from any Governmental Authority) in respect of obtaining or concluding all required Regulatory Approvals, and shall provide the other Party with a reasonable opportunity to comment thereon and agree to consider those comments in good faith, and each Party shall provide the other Party with any substantive applications, notices, filings, submissions, undertakings or other substantive correspondence provided to a Governmental

Authority, or any substantive communications received from a Governmental Authority, in respect of obtaining or concluding the required Regulatory Approvals; and

(d)                                 each Party shall keep the other Party reasonably informed on a timely basis of the status of discussions relating to obtaining or concluding the required Regulatory Approvals sought by such Party and, for greater certainty, no Party shall participate in any substantive meeting (whether in person, by telephone or otherwise) with a Governmental Authority in respect of obtaining or concluding the required Regulatory Approvals unless it advises the other Party in advance and gives such other Party an opportunity to attend.

4.8                                                                               Employment Agreements

(a)                                 Prior to the Effective Time, the Company shall use commercially reasonable efforts to cause, and it shall cause any of its subsidiaries to use commercially reasonable efforts to cause, all directors of the Company and its subsidiaries to provide resignations as at the Effective Time in exchange for the payments set forth in Section 4.8(a) of the Company Disclosure Letter. The Company will provide releases from liability to such individuals as at the Effective Time in form and substance satisfactory to the Company and the Purchaser, each acting reasonably, in exchange for the execution of full and final releases of the Company and its subsidiaries from all liability and obligations in favour of the Company (excluding any indemnification obligations set out in Section 4.9) and in form and substance satisfactory to the Purchaser, acting reasonably.

(b)                                 Prior to the Effective Time, the Company shall use commercially reasonable efforts to cause, and it shall cause any of its subsidiaries to use commercially reasonable efforts to cause, the executive officers of the Company and its subsidiaries listed in Section 4.8(b) of the Company Disclosure Letter to provide resignations or shall terminate such executive officers effective as at the Effective Time in exchange for the payments set forth in Section 4.8(b) of the Company Disclosure Letter. The Company will provide releases from liability to such individuals as at the Effective Time in form and substance satisfactory to the Company and the Purchaser, acting reasonably, in exchange for the execution of full and final releases of the Company and its subsidiaries from all liability and obligations in favour of the Company (excluding any indemnification obligations set out in Section 4.9) and in form and substance satisfactory to the Purchaser, acting reasonably.

(c)                                  The Purchaser agrees that the Company, its subsidiaries and any successor to the Company (including any Surviving Corporation) shall honour and comply with the terms of all of the severance payment obligations of the Company or its subsidiaries under the existing employment, consulting, change of control and severance agreements of the Company or its subsidiaries.

(d)                                 The Purchaser shall take such steps as are necessary or desirable such that on or immediately following the Effective Time, a member of the Company Board as of the date hereof shall be appointed to the board of directors of the Purchaser. The director shall be identified in writing by the Company to the Purchaser as soon as practicable following the date hereof and subject to the approval of the Purchaser, not to be unreasonably withheld.

4.9                                                                               Indemnification and Insurance

(a)                                 The Parties agree that all rights to indemnification existing in favour of the present and former directors and officers of the Company (each such present or former director or officer of the Company being herein referred to as an “Indemnified Party” and such persons collectively being referred to as the “Indemnified Parties”) as provided by contracts or agreements to which the Company is a party and in effect as of the date hereof, and copies of which are provided to the Purchaser on the Company’s SecureDocs data site, and, as of the Effective Time, will survive and will continue in full force and effect and shall not be modified, and the Company and any successor to the Company (including any Surviving Corporation) shall continue to honour such rights of indemnification and indemnify the Indemnified Parties pursuant thereto, with respect to actions or omissions of the Indemnified Parties occurring prior to the Effective Time, for six years following the Effective Date.

(b)                                 Prior to the Effective Time, notwithstanding any other provision hereof, the Company may purchase prepaid non-cancellable run-off directors’ and officers’ liability insurance providing coverage for a period of six years from the Effective Date with respect to claims arising from or related to facts or events which occur on or prior to the Effective Date, provided that the total cost of such run-off directors’ and officers’ liability insurance shall not exceed 200% of the current annual aggregate premium for directors’ and officers’ liability insurance currently maintained by the Company and its subsidiaries.

4.10                                                                        Control of Business.

Nothing contained in this Agreement shall give either Party, directly or indirectly, the right to control or direct the operations of the other party prior to the Effective Time.  Prior to the Effective Time, each Party shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and each of its subsidiaries’ respective operations.

4.11                                                                        Company Notes

(a)                                 The Purchaser shall prepare all necessary and appropriate documentation in connection with the redemption of the outstanding Company Notes on or after the Effective Date (as specified by the Purchaser in accordance with the terms of the Company Note Indentures) and the satisfaction and discharge of the Company Note Indentures as of the Effective Date, including: (i) all required officer’s certificates and a notice of redemption for all of the outstanding Company 2017 Notes pursuant to Sections 3.01 and 3.03 of the 2017 Note Indenture and an officer’s certificate and opinion of counsel (to be provided by counsel to the Purchaser) sufficient to effect the satisfaction and discharge of the 2017 Note Indenture pursuant to Section 8.01 thereof as of the Effective Date (subject to delivery of the amount in cash necessary to redeem or otherwise satisfy and discharge the outstanding Company 2017 Notes pursuant to Section 4.11(b) hereof); (ii) all required officer’s certificates and a notice of redemption for all of the outstanding Company 2018 Notes pursuant to Sections 3.01 and 3.03 of the 2018 Note

Indenture and an officer’s certificate and opinion of counsel (to be provided by counsel to the Purchaser) sufficient to effect the satisfaction and discharge of the 2018 Note Indenture pursuant to Section 11.01 thereof as of the Effective Date (subject to delivery of the amount in cash necessary to redeem or otherwise satisfy and discharge the outstanding Company 2018 Notes pursuant to Section 4.11(b) hereof); (iii) all required officer’s certificates and a notice of redemption for all of the outstanding Company 2019 Notes pursuant to Sections 3.01 and 3.03 of the 2019 Note Indenture and an officer’s certificate and opinion of counsel (to be provided by counsel to the Purchaser) sufficient to effect the satisfaction and discharge of the 2019 Note Indenture pursuant to Section 8.01 thereof as of the Effective Date (subject to delivery of the amount in cash necessary to redeem or otherwise satisfy or discharge the outstanding Company 2019 Notes pursuant to Section 4.11(b) hereof); and (iv) all other documents as may be reasonably necessary or appropriate to issue on or prior to the Effective Date the redemption notices and effect the satisfaction and discharge referred to in clauses (i), (ii) and (iii) above and, solely to the extent permitted by the trustees under, and in accordance with, the Company Note Indentures, the immediately succeeding sentence below (collectively, the “Redemption Documents”). Upon written notice from the Purchaser, the Company shall, to the extent permitted by the trustees under, and in accordance with, the Company Note Indentures, amend the previously issued conditional redemption notice to delay the redemption date to a new redemption date for the purposes of allowing the redemption to occur on the Effective Date and, if such extension is not permitted, then the Company shall, to the extent permitted by the trustees under, and in accordance with, the Company Note Indentures, cancel the previously issued redemption notice and issue a new redemption notice with a new redemption date specified by the Purchaser in compliance with the Company Note Indentures and the terms of this Agreement. The Parties shall, and shall cause their respective Representatives and subsidiaries to, reasonably cooperate with each other in the preparation of any Redemption Documents. The Redemption Documents shall be subject to the prior review of, and comment by, the Company and its legal counsel, and shall be reasonably acceptable to them. The Company shall cause its officers and directors to execute and deliver such officer’s certificates and other customary items required by the Purchaser in connection with its preparation of the Redemption Documents, including officer’s certificates supporting the opinions of counsel contemplated above.

(b)                                 At the time of closing as contemplated in Section 2.1, the Purchaser and one or more of its subsidiaries shall contribute to the Company by way of non-interest bearing loan in order for the Company to pay or, to the extent the Company has immediately available funds at such time, the Company shall pay, the amount of cash necessary to redeem or otherwise satisfy and discharge each of the outstanding Company Notes, by wire transfer of immediately available funds to the account or accounts designated pursuant to the Redemption Documents, provided however that the proceeds of any such loan or contribution will be held in escrow pursuant to escrow arrangements satisfactory to the Purchaser, the Company and the applicable note trustee and such proceeds will be released on such date (without further action of the parties) upon the completion of the steps set forth in Section 2.3 of the Plan of Arrangement.

(c)                                  Provided that the Purchaser shall have provided the Company with the Redemption Documents, the Company shall: (i) deliver fully executed Redemption Documents on a date specified by the Purchaser on or prior to the Effective Date and take any and all actions, including at such times and on such dates, as deemed reasonably necessary or appropriate by the Purchaser to be taken by the Company and as are in accordance with the terms of the Company Note Indentures to issue redemption notices and use its reasonable best efforts to cause the trustee under each of the Company Note Indentures to provide written acknowledgement of the satisfaction and discharge referred to above; and (ii) use its reasonable best efforts to cause the trustee under each of the Company Note Indentures to agree to proceed with the redemption of the Company 2017 Notes, the Company 2018 Notes or the Company 2019 Notes outstanding thereunder, and, in any event, take any such action as is reasonably necessary to cause each such Trustee to mail the notices of redemption to the holders of the applicable Company Notes. Notwithstanding anything in this Section 4.11 to the contrary, (i) it is understood and agreed that any redemption notice in respect of any of the Company Notes shall be delivered in accordance with the terms of the applicable Company Notes Indenture and any such redemption notice delivered prior to the Effective Date shall be expressly conditioned on the occurrence of the Effective Date and (ii) the refusal by any trustee under any of the Company Note Indentures to permit an amendment or cancellation of any previously issued redemption notice or to permit the issuance or any new redemption notice replacing a previously issued redemption notice shall not constitute a breach of this Section 4.11.

4.12                                                                        Negotiations with Respect to Notes

If on or after October 1, 2016, the Company reasonably believes that the Arrangement may not be completed, the Company will be permitted to discuss and negotiate draft documentation relating to a restructuring transaction (“Restructuring Transaction”) involving the Company and the Company Noteholders, and which may include the amendment of the terms of the Company’s debt and equity securities, the conversion of debt securities to equity securities and a change of control of the Company provided that the Purchaser shall be informed of the Company’s decision to proceed with such discussions and kept reasonably informed by the Company of the occurrence, status and nature of such discussions and negotiations, and no agreement that may be reached through such discussions and negotiations shall become effective until after this Agreement is terminated in accordance with its terms. The Parties further agree that such discussions and negotiations, and the payment of fees to the Company’s advisors and advisors acting on behalf of the Company Noteholders in such negotiations shall be considered to occur in the ordinary course for the purposes of Section 4.1(a) and shall not constitute a breach of the Company’s covenants under Sections 5.1(a)(i), 5.1(a)(ii) and 5.1(b).

4.13                                                                        Pre-Acquisition Reorganization

(a)                                 Subject to Section 4.13(b), the Company agrees that, upon request of the Purchaser, the Company shall: (i) perform such reorganizations of its corporate structure, capital structure, business, operations and assets or such other transactions as the Purchaser may request, acting reasonably (each a “Pre-Acquisition Reorganization”); and (ii) cooperate with the Purchaser and its advisors to determine the nature of the Pre-Acquisition Reorganizations that might be undertaken and the manner in which they would most effectively be undertaken.

(b)                                 The Company will not be obligated to participate in any Pre-Acquisition Reorganization under Section 4.13(a) unless such Pre-Acquisition Reorganization:

(i)       can be completed prior to the Effective Date, and can be unwound in the event the Arrangement is not consummated without adversely affecting the Company in any material manner; and

(ii)      does not impair the ability of the Company to consummate, and will not materially delay the consummation of, the Arrangement.

(c)                                  The Purchaser must provide written notice to the Company of any proposed Pre-Acquisition Reorganization at least 10 Business Days prior to the Effective Date. Upon receipt of such notice, the Company and the Purchaser shall work cooperatively and use their best efforts to prepare prior to the Effective Time all documentation necessary and do such other acts and things as are necessary to give effect to such Pre-Acquisition Reorganization, including any amendment to this Agreement or the Plan of Arrangement and shall seek to have any such Pre-Acquisition Reorganization made effective as of the last moment of the Business Day ending immediately prior to the Effective Date.

(d)                                 The Purchaser agrees that it will be responsible for all costs and expenses associated with any Pre-Acquisition Reorganization to be carried out at its request and shall indemnify and save harmless the Company and its affiliates from and against any and all liabilities, losses, damages, claims, costs, expenses, interest awards, judgements and penalties suffered or incurred by any of them in connection with or as a result of any such Pre-Acquisition Reorganization if after participating in any Pre-Acquisition Reorganization the Arrangement is not completed other than due to a breach by the Company of the terms and conditions of this Agreement.

4.14                                                                        TSX Delisting and OTCQX Removal

The Purchaser and the Company shall use their commercially reasonable efforts to cause the Company Shares to be de-listed from the TSX and quotations removed from the OTCQX promptly following the Effective Time, with effect as soon as practicable following the acquisition by the Purchaser of the Company Shares pursuant to the Arrangement.

ARTICLE 5
ADDITIONAL AGREEMENTS

5.1                                                                               Acquisition Proposals

(a)                                 Except permitted in this Article 5, from and after the date of this Agreement and until the earlier of the Effective Time or the date, if any, on which this Agreement is terminated pursuant to Section 6.1, the Company and its subsidiaries shall not, directly or indirectly, through any of their Representatives or otherwise, and shall not permit any such person to:

(i)        make, initiate, solicit or encourage (including by way of furnishing or affording access to information or any site visit), or otherwise take any other action that facilitates, directly or indirectly, any inquiry, proposal or offer that constitutes, or that could reasonably be expected to lead to, an Acquisition Proposal;

(ii)       enter into or otherwise engage or participate in any discussions or negotiations with, furnish information to, or otherwise co-operate in any way with, any person (other than the Purchaser and its subsidiaries) regarding an Acquisition Proposal or any inquiry, proposal or offer that could reasonably be expected to lead to an Acquisition Proposal;

(iii)     take no position or remain neutral with respect to, or agree to, accept, approve, endorse or recommend, or propose publicly to agree to accept, approve, endorse or recommend any Acquisition Proposal (it being understood that publicly taking no position or a neutral position with respect to an Acquisition Proposal for a period exceeding five Business Days after such Acquisition Proposal has been publicly announced shall be deemed to constitute a violation of this Section 5.1(a)(iii)), provided the Company Board has rejected such Acquisition Proposal and affirmed its recommendation to all Company Shareholders that they vote in favour of the Arrangement Resolution before the end of such five Business Day period (or in the event that the Company Meeting is scheduled to occur within such five Business Day period, prior to the third Business Day prior to the date of the Company Meeting); or

(iv)     make or propose publicly to make a Change of Recommendation;

(v)      accept, enter into, or propose publicly to accept or enter into, any agreement, understanding or arrangement effecting or related to any Acquisition Proposal or potential Acquisition Proposal (other than an Acceptable Confidentiality Agreement permitted by and in accordance with Section 5.1(e)); or

(vi)     make any public announcement or take any other action inconsistent with the approval, recommendation or declaration of advisability of the Company Board of the transactions contemplated hereby.

(b)                                 The Company and its Representatives will, and will cause its subsidiaries and their Representatives, to immediately cease and terminate, and cause to be terminated, any solicitation, encouragement, discussion or negotiations with any person (other than the Purchaser and its Representatives) with respect to any Acquisition Proposal or inquiry, proposal or offer that could reasonably be expected to lead to an Acquisition Proposal and, in connection therewith, the Company will: (i) immediately discontinue access of any such person to any confidential information concerning the Company and its subsidiaries, including access to any data room, virtual or otherwise; and (ii) within two Business Days after the date hereof, to the extent such information has not previously been returned or destroyed, promptly request, and exercise all rights it has to require, the return or destruction of all copies of any confidential information regarding the Company and its subsidiaries provided to any person other than the Purchaser and its Representatives and the return or destruction of all material including or incorporating or otherwise reflecting such confidential information regarding the Company or its subsidiaries, using commercially reasonable efforts to ensure that such requests are fully complied with in accordance with the terms of such rights.

(c)                                  The Company represents and warrants that since January 1, 2015, neither the Company nor any of its subsidiaries has waived any confidentiality, standstill or similar agreement or restriction to which the Company or any subsidiary is a party and further covenants and agrees: (i) not to release (or allow any of its subsidiaries to release) any person from, grant any permission under or terminate, modify, amend or waive the terms of, any confidentiality agreement or standstill agreement or standstill or similar provisions in any such confidentiality agreement (it being acknowledged and agreed that the automatic termination of any standstill provisions of any such agreement as the result of the entering into and announcement of this Agreement shall not be a violation of this Section 5.1(c)); and (ii) the Company shall, and shall cause each of its subsidiaries to, take all necessary action to enforce each confidentiality, standstill or similar agreement or restriction to which the Company or any subsidiary is a party.

(d)                                 The Company will promptly (and, in any event, within 24 hours) notify the Purchaser, at first orally and thereafter in writing, of any Acquisition Proposal (whether or not in writing), any inquiry, proposal or offer that could reasonably be expected to lead to an Acquisition Proposal, and any request received by the Company or any of its subsidiaries or any of their Representatives for non-public information relating to the Company (or any of its subsidiaries) or for access to the properties, books or records of the Company (or any of its subsidiaries) by any person in connection with, or that could reasonably be expected to result in, an Acquisition Proposal, including a copy of the Acquisition Proposal, inquiry, proposal, offer or request a description of its material terms and conditions and the identity of all persons making such Acquisition Proposal, inquiry, proposal, offer or request, copies of all written documents, correspondences and other materials received in respect of, from or on behalf of any such persons, and promptly provide to the Purchaser such other information concerning such Acquisition Proposal, inquiry, proposal, offer or request as the Purchaser may reasonably request. The Company will keep the Purchaser promptly and fully informed of the status and details (including all amendments, changes or other modifications) of any such Acquisition Proposal, inquiry, proposal, offer or request and will provide to the Purchaser copies of all materials or substantive correspondence if in writing or electronic form, and if not in writing or electronic form, a description of the material terms of such correspondence sent or communicated to or by the Company by or on behalf of or to any persons making any such Acquisition Proposal, inquiry, proposal, offer or request.

(e)                                  Notwithstanding anything to the contrary contained in Section 5.1(a), in the event that the Company receives a bona fide written Acquisition Proposal from any person after the date hereof and prior to the Company Meeting that did not otherwise result from a breach of this Section 5.1, and subject to the Company’s compliance with Section 5.1(d), the Company and its Representatives may (i) contact such person solely to clarify the terms and conditions of such Acquisition Proposal, (ii) furnish information with respect to it to such person pursuant to an Acceptable Confidentiality Agreement, and (iii) participate in discussions or negotiations regarding such Acquisition Proposal, if and only if:

(i)        prior to taking any action described in clauses (ii) or (iii) above, the Company Board determines, in good faith, after consultation with its financial advisors and outside legal counsel, that such Acquisition Proposal is or could reasonably be expected to result in a Superior Proposal;

(ii)       such person was not restricted from making such Acquisition Proposal pursuant to an existing confidentiality agreement, standstill, use, business purpose or similar restriction with the Company or any of its subsidiaries or Representatives;

(iii)     the Company has been, and continues to be, in compliance with its obligations under this Article 5; and

(iv)     prior to or concurrently with providing any such copies, access, or disclosure, (A) the Company enters into and provides a copy of an Acceptable Confidentiality Agreement to the Purchaser promptly (and in any event within 24 hours thereafter) upon its execution and (B) the Company contemporaneously provides to the Purchaser any non-public information concerning the Company that is provided to such person which was not previously provided to the Purchaser or its Representatives.

(f)                                   Except as expressly permitted by this Section 5.1, neither the Company Board, nor any committee thereof will permit the Company to accept or enter into any Acquisition Agreement requiring the Company to abandon, terminate or fail to consummate the Arrangement or providing for the payment of any break, termination or other fees or expenses to any person proposing an Acquisition Proposal in the event that the Company completes the transactions contemplated hereby or any other transaction with the Purchaser or any of its affiliates.

(g)                                  Notwithstanding Section 5.1(f), in the event the Company receives a bona fide Acquisition Proposal that is a Superior Proposal from any person after the date hereof and prior to the Company Meeting, then the Company Board may, prior to the Company Meeting, withdraw, modify, qualify or change in a manner adverse to the Purchaser its approval or recommendation of the Arrangement and/or approve or recommend such Superior Proposal and/or enter into an Acquisition Agreement with respect to such Superior Proposal if and only if:

(i)        the person making the Superior Proposal was not restricted from making such Superior Proposal pursuant to an existing confidentiality, standstill, use, business purpose or similar restriction with the Company or any of its subsidiaries (it being acknowledged and agreed that the automatic termination of any standstill provisions as the result of the entering into and announcement of this Agreement shall not be a violation of this Section 5.1(g));

(ii)       the Company did not breach any provision of this Section 5.1 in connection with the preparation or making of such Acquisition Proposal and the Company has been and continues to be in compliance with this Section 5.1;

(iii)     the Company has given written notice to the Purchaser that it has received such Superior Proposal and that the Company Board has determined that (x) such Acquisition Proposal constitutes a Superior Proposal and (y) the Company Board intends to withdraw, modify, qualify or change in a manner adverse to the Purchaser its approval or recommendation of the Arrangement

(including the recommendation that the Company Shareholders vote in favour of the Arrangement Resolution), and/or enter into an Acquisition Agreement with respect to such Superior Proposal, in each case, promptly following the making of such determination, together with written notice from the Company Board regarding the value and financial terms that the Company Board, in consultation with its financial advisors, has determined should be ascribed to any non-cash consideration offered under any such Acquisition Proposal;

(iv)     the Company has provided the Purchaser a copy of the proposed Acquisition Agreement and all supporting materials, including any financing documents supplied to the Company in connection therewith;

(v)      a period of at least five full Business Days (such period being the “Superior Proposal Notice Period”) shall have elapsed from the later of the date the Purchaser received the notice from the Company referred to in Section 5.1(g)(iii) and the date on which the Purchaser received the materials set out in Section 5.1(g)(iv);

(vi)     during any Superior Proposal Notice Period, the Purchaser has had the opportunity, but not the obligation, to propose to amend the terms of this Agreement and the Arrangement in order for such Acquisition Proposal to cease to be a Superior Proposal;

(vii)    after the Superior Proposal Notice Period, the Company Board shall have determined, in accordance with Section 5.1(h),that such Acquisition Proposal remains a Superior Proposal compared to the Arrangement as proposed to be amended by the Purchaser and that the failure by the Company Board to recommend that the Company enter into the Acquisition Agreement with respect to such Superior Proposal would be inconsistent with its fiduciary duties;

(viii)   the Company concurrently terminates this Agreement pursuant to Section 6.1(d)(i); and

(ix)     the Company has previously, or concurrently will have, paid to the Purchaser the Termination Fee.

(h)                                 During the Superior Proposal Notice Period, the Company Board will review in good faith any offer made by the Purchaser to amend the terms of this Agreement and the Arrangement in order to determine, in consultation with its financial advisors and outside legal counsel, whether the proposed amendments would, upon acceptance, result in the Acquisition Proposal previously constituting a Superior Proposal ceasing to be a Superior Proposal. The Company agrees that, subject to the Company’s disclosure obligations under applicable Securities Laws, the fact of the making of, and each of the terms of, any such proposed amendments shall be kept strictly confidential and shall not be disclosed to any person (including without limitation, the person having made the Superior Proposal), other than the Company’s

Representatives, without the Purchaser’s prior written consent. If the Company Board determines that such Acquisition Proposal would cease to be a Superior Proposal as a result of the amendments proposed by the Purchaser, the Company will forthwith so advise the Purchaser and will promptly thereafter accept the offer by the Purchaser to amend the terms of this Agreement, and the Arrangement and the Parties agree to take such actions and execute such documents as are necessary to give effect to the foregoing.  If the Company Board continues to believe in good faith, after consultation with its financial advisors and outside legal counsel, that such Acquisition Proposal remains a Superior Proposal and therefore rejects the Purchaser’s offer to amend this Agreement and the Arrangement, if any, the Company may, subject to compliance with the other provisions hereof, terminate this Agreement in accordance with Section 6.1(d)(i) to enter into an Acquisition Agreement in respect of such Superior Proposal.

(i)                                     Each successive modification of any Superior Proposal shall constitute a new Superior Proposal for the purposes of Section 5.1(h) and shall require a new five full Business Day Superior Proposal Notice Period from the later of the date on which the Purchaser received the notice from the Company referred to in Section 5.1(g)(iii) and the date on which the Purchaser received the materials set out in Section 5.1(g)(iv). If the Company Meeting is scheduled to occur during a Superior Proposal Notice Period, the Company shall, upon the request of the Purchaser, adjourn or postpone the Company Meeting to a date specified by the Purchaser that is not later than ten Business Days after the date on which the Company Meeting was originally scheduled to be held.

(j)                                    The Company Board shall reaffirm its recommendation in favour of the Arrangement by news release promptly after (A) the Company Board has determined that any Acquisition Proposal is not a Superior Proposal if the Acquisition Proposal has been publicly announced or made; or (B) the Company Board makes the determination referred to in Section 5.1(h) that an Acquisition Proposal that has been publicly announced or made and which previously constituted a Superior Proposal has ceased to be a Superior Proposal.  The Company shall provide the Purchaser and its outside legal counsel a reasonable opportunity to review and comment on the form and content of any such news release and shall give reasonable consideration to all amendments to such press release requested by the Purchaser and its counsel. Such news release shall state that the Company Board has determined that such Acquisition Proposal is not a Superior Proposal.

(k)                                 The Company and/or any of its subsidiaries will not become a party to any Contract with any person subsequent to the date hereof that limits or prohibits the Company from (i) providing or making available to the Purchaser and its affiliates and Representatives any information provided or made available to such person or its officers, directors, employees, consultants, advisors, agents or other representatives (including solicitors, accountants, investment bankers and financial advisors) pursuant to any confidentiality agreement described in this Section 5.1 or (ii) providing the Purchaser and its affiliates and Representatives with any other information required to be given to it by the Company under this Section 5.1.

(l)                                     Notwithstanding any of the provisions of this Section 5.1:

(i)        the Company Board shall have the right to respond, within the time and in the manner required by applicable Securities Laws, to any take-over bid or tender or exchange offer made for the Company Shares that it determines is not a Superior Proposal, provided that the Purchaser and its counsel shall be provided with a reasonable opportunity to review and comment on any such response and the Company Board shall give reasonable consideration to such comments; and

(ii)       prior to the Company Meeting, the Company and the Company Board shall not be prohibited from making any disclosure to Company Shareholders if: (A) a Purchaser Material Adverse Effect or any event, occurrence, circumstance or development that would reasonably be expected to be a Purchaser Material Adverse Effect has occurred and is continuing; and (b) the Company Board has reasonably determined in good faith after consultation with the Company’s outside legal counsel that the failure to do so would be inconsistent with the duties of the members of the Company Board under applicable Law, provided that this Section 5.1(l)(ii) shall not permit the Company Board to make a Change of Recommendation.

(m)                             The Company shall ensure that its subsidiaries and the Company and its subsidiaries’ respective Representatives are aware of the provisions of this Section 5.1, and any violation of the restrictions set forth in this Article 5 by the Company’s Representatives, the Company’s subsidiaries and/or the Company’s subsidiaries’ Representatives shall be deemed a breach of this Article 5 by the Company.

5.2                                                                               Termination Fee and Expenses

(a)                                 “Termination Fee Event” means any of the following events:

(i)        this Agreement shall have been terminated by the Company or the Purchaser pursuant to Section 6.1(b)(i) [Occurrence of Outside Date] or Section 6.1(b)(ii) [Arrangement Resolution Not Approved], and:

(A)                               prior to such termination, an Acquisition Proposal is made or publicly announced or otherwise publicly disclosed by any person (other than the Purchaser or any of its affiliates) or any person (other than the Purchaser or any of its affiliates) shall have publicly announced an intention to make an Acquisition Proposal; and

(B)                               within 365 days following the date of such termination (I) an Acquisition Proposal (whether or not such Acquisition Proposal is the same Acquisition Proposal referred to in clause (A) above) is consummated or (II) the Company or one or more of its subsidiaries, directly or indirectly, in one or more transactions, enters into a contract in respect of an Acquisition Proposal (whether or not such Acquisition Proposal is the same Acquisition Proposal referred to in clause (A) above) and such Acquisition Proposal is subsequently consummated at any time thereafter, provided, however, that for the purposes of this paragraph 5.2(a)(i) all references to “20% or more” in the definition of Acquisition Proposal shall be changed to “50% or more”;

(ii)       this Agreement shall have been terminated by the Purchaser pursuant to Section 6.1(c)(i) [Change of Recommendation];

(iii)     this Agreement shall have been terminated by the Purchaser pursuant to Section 6.1(c)(ii) [Breach of Non-Solicitation Covenants];

(iv)     this Agreement shall have been terminated by the Company pursuant to Section 6.1(d)(i) [Superior Proposal]; or

(v)      this Agreement shall have been terminated pursuant to any Subsection of Section 6.1 if at such time the Purchaser is entitled to terminate this Agreement pursuant to (A) Section 6.1(c)(i) [Change of Recommendation] or (B) Section 6.1(c)(ii) [Breach of Non-Solicitation Covenants] and so long as the Purchaser has notified the Company of the Purchaser’s right to terminate this Agreement pursuant to Section 6.1(c)(i) or Section 6.1(c)(ii), as the case may be, within five Business Days of the Purchaser becoming aware of the action or event underlying the Purchaser’s right to terminate.

(b)                                 If a Termination Fee Event occurs, the Company shall pay to the Purchaser a termination fee of $35 million (the “Termination Fee”) by wire transfer in immediately available funds to an account specified by the Purchaser. The Company shall pay the Termination Fee to the Purchaser on or prior to the earlier of completion of or entry into an Acquisition Agreement in respect of applicable Acquisition Proposal (in the case of a Termination Fee Event referred to in Section 5.2(a)(i)), within one Business Day following termination of this Agreement (in the case of a Termination Fee Event referred to in Section 5.2(a)(ii), or prior to or concurrent with termination of this Agreement (in the case of a Termination Fee Event referred to in Section 5.2(a)(iv)). If the Company does not have sufficient financial resources to pay the Termination Fee, then it shall be a condition of (i) any Superior Proposal referred to in Section 6.1(d)(i), and (i) any share or asset acquisition referred to in Section 5.2(a)(i) where the Company has entered into any agreement to support such share acquisition or to transfer such assets, as applicable, that the person making such Superior Proposal or acquisition, as applicable, shall advance or otherwise provide to the Company the cash required for the Company to pay the Termination Fee, which amount shall be so advanced or provided prior to the date on which the Company is required to pay the Termination Fee.

(c)                                  Each Party will pay its respective legal and accounting costs, fees and expenses incurred in connection with the preparation, execution and delivery of this Agreement and all documents and instruments executed pursuant to this Agreement and any other costs, fees and expenses whatsoever and howsoever incurred, and will indemnify and save harmless the others from and against any claim for any broker’s, finder’s or placement fee or commission alleged to have been incurred as a result of any action by it in connection with the transactions hereunder. The Purchaser shall pay all filing fees payable in connection with the Key Regulatory Approvals.

(d)                                 Each Party acknowledges that all of the payment amounts set out in this Section 5.2 are payments in consideration for the disposition of the Purchaser’s rights under this Agreement and represent liquidated damages which are a genuine pre-estimate of the damages which the Purchaser will suffer or incur as a result of the event giving rise to such payment and the resultant termination of this Agreement and are not penalties. The Company irrevocably waives any right that it may have to raise as a defence that any such liquidated damages are excessive or punitive.  For greater certainty, the Parties agree that the payment of an amount pursuant to this Section 5.2 in the manner provided herein is the sole and exclusive remedy the Purchaser in respect of the event giving rise to such payment, provided, however, that nothing contained in this Section 5.2, and no payment of any such amount, shall relieve or have the effect of relieving the Company in any way from liability for damages incurred or suffered by the Purchaser as a result of an intentional or wilful breach of this Agreement, including the intentional or wilful making of a misrepresentation in this Agreement and nothing contained in this Section 5.2 shall preclude the Company from seeking injunctive relief in accordance with Section 8.14 to restrain the breach or threatened breach of the covenants or agreements set forth in this Agreement or the Confidentiality Agreement or otherwise to obtain specific performance of any of such acts, covenants or agreements, without the necessity of posting a bond or security in connection therewith.

ARTICLE 6
TERMINATION

6.1                                                                               Termination

(a)                                 Termination By Mutual Consent.  This Agreement may be terminated at any time prior to the Effective Time by mutual written consent of the Company and the Purchaser.

(b)                                 Termination by either the Company or the Purchaser.  This Agreement may be terminated by either the Company or the Purchaser at any time prior to the Effective Time:

(i)        if the Effective Time does not occur on or before the Outside Date, except that the right to terminate this Agreement under this Section 6.1(b)(i) shall not be available to any Party whose failure to fulfil any of its covenants or obligations or breach of any of its representations and warranties under this Agreement has been a principal cause of, or resulted in, the failure of the Effective Time to occur by such date;

(ii)       if the Company Meeting is held and the Arrangement Resolution is not approved by the Company Shareholders in accordance with applicable Laws and the Interim Order; or

(iii)     if any Law is enacted, made, enforced or amended, as applicable, that makes the completion of the Arrangement or the transactions contemplated by this Agreement illegal or otherwise prohibited, and such Law has become final and non-appealable, except that the right to terminate this Agreement under this Section 6.1(b)(iii) shall not be available to any Party unless such Party has used its commercially reasonable efforts to, as applicable, appeal or overturn such Law or otherwise have it lifted or rendered non-applicable in respect of the Arrangement; or

(iv)     if at any time prior to the Effective Time the Equity Financing is terminated or escrowed proceeds are returned to investors or the Debt Financing is terminated.

(c)                                  Termination by the Purchaser. This Agreement may be terminated by the Purchaser at any time prior to the Effective Time if:

(i)        either (A) the Company Board or any committee thereof fails to publicly make a unanimous recommendation (other than, in the case of the Company Board, the abstention of a single director) that the Company Shareholders vote in favour of the Arrangement Resolution as contemplated in Section 2.2(d), Section 2.5(c) and Section 5.1(j) or the Company or the Company Board or any committee thereof, withdraws, modifies, qualifies or changes, in a manner adverse to the Purchaser, its approval or recommendation of the Arrangement or endorses or recommends any Acquisition Proposal or takes no position or remains neutral with respect to any publicly announced or otherwise publicly disclosed Acquisition Proposal for a period exceeding five Business Days (or, in the event the Company Meeting is scheduled to occur within such five Business Day period, for a period beyond the third Business Day prior to the date of the Company Meeting), (B) the Company Board or any committee thereof fails to unanimously (other than, in the case of the Company Board, the abstention of a single director) reaffirm its unanimous recommendation (other than, in the case of the Company Board, the abstention of a single director) that the Company Shareholders vote in favour of the Arrangement Resolution by the fifth Business Day following receipt of a request by the Purchaser to do so (and in the event that the Company Meeting is scheduled to occur within such five Business Day period, prior to the third Business Day prior to the date of the Company Meeting) (each of the foregoing a “Change of Recommendation”), (C) the Company and/or the Company Board accepts, approves, endorses or recommends any Acquisition Proposal, (D) the Company enters into an Acquisition Agreement in respect of any Acquisition Proposal (other than an Acceptable Confidentiality Agreement permitted by Section 5.1(e)), or (E) the Company or the Company Board publicly proposes or announces its intention to do any of the foregoing;

(ii)       the Company intentionally and materially breaches any of its material obligations or material covenants set forth in Section 5.1;

(iii)     subject to compliance with Section 6.3, the Company breaches any of its representations, warranties, covenants or agreements contained in this Agreement, which breach would cause any of the conditions set forth in Section 7.1 or Section 7.3 not to be satisfied, and such breach is incapable of being cured or is not cured in accordance with the terms of Section 6.3, provided, however, that the Purchaser is not then in breach of this Agreement so as to cause any of the conditions set forth in Section 7.1 or Section 7.2 not to be satisfied; or

(iv)     a Company Material Adverse Effect or any event, occurrence, circumstance or development that could reasonably be expected to be a Company Material Adverse Effect has occurred and is continuing.

(d)                                 Termination by the Company.  This Agreement may be terminated by the Company:

(i)        at any time prior to the approval of the Arrangement Resolution, if the Company Board approves and authorizes the Company to enter into, a definitive agreement providing for the implementation of a Superior Proposal in accordance with Section 5.1(g), subject to the Company complying with the terms of Section 5.1 and paying the Termination Fee;

(ii)       at any time prior to the Effective Time, subject to compliance with Section 6.3, if the Purchaser breaches any of its representations, warranties, covenants or agreements contained in this Agreement, which breach would cause any of the conditions set forth in Section 7.1 or Section 7.2 not to be satisfied, and such breach is incapable of being cured or is not cured in accordance with the terms of Section 6.3, provided, however, that the Company is not then in breach of this Agreement so as to cause any of the conditions set forth in Section 7.1 or Section 7.3 not to be satisfied; or

(iii)     a Purchaser Material Adverse Effect or any event, occurrence, circumstance or development that could reasonably be expected to be a Purchaser Material Adverse Effect has occurred and is continuing.

6.2                                                                               Void upon Termination

If this Agreement is terminated pursuant to Section 6.1, this Agreement shall become void and of no force and effect and no Party will have any liability or further obligation to the other Party hereunder, except that the provisions of this Section 6.2, Section 4.3, Section 5.2 and Article 8 (other than Section 8.6 and Section 8.9) shall survive any termination hereof pursuant to Section 6.1, provided, however, that neither the termination of this Agreement nor anything contained in Section 5.2 or this Section 6.2 will relieve any Party from any liability for any intentional or wilful breach by it of this Agreement, including any intentional or wilful making of a misrepresentation in this Agreement.  Notwithstanding anything to the contrary contained in this Agreement, the Confidentiality Agreement shall survive any termination hereof pursuant to Section 6.1.

6.3                                                                               Notice and Cure Provisions

If any Party determines at any time prior to the Effective Time that it intends to refuse to complete the transactions contemplated hereby because of any unfilled or unperformed condition contained in this Agreement, such Party will so notify the other Party forthwith upon making such determination in order that the other Party will have the right and opportunity to take such steps, at its own expense, as may be necessary for the purpose of fulfilling or performing such condition within a reasonable period of time, but in no event later than the Outside Date. Neither the Company nor the Purchaser may elect not to complete the transactions contemplated hereby pursuant to the conditions precedent contained in Article 7 hereof or exercise any termination right arising therefrom and no payments will be payable as a result of such election pursuant to Article 7 unless forthwith and in any event prior to the Effective Time the Party intending to rely thereon has given a written notice to the other Party specifying in reasonable detail all breaches of covenants, representations and warranties or other matters which the Party giving such notice is asserting as the basis for the non-fulfillment of the applicable condition precedent or the exercise of the termination right, as the case may be. If any such notice is given, provided that the other Party is proceeding diligently to cure such matter, if such matter is susceptible to being cured, the Party giving such notice may not terminate this Agreement as a result thereof until the earlier of the Outside Date and the expiration of a period of 30 Business Days from such notice. If such notice has been given prior to the date of the Company Meeting, such meeting, unless the Parties otherwise agree, will be postponed or adjourned until the expiry of such period (without causing any breach of any other provision contained herein).

ARTICLE 7
 CONDITIONS PRECEDENT

7.1                                                                               Mutual Conditions Precedent

The respective obligations of the Parties to complete the Arrangement are subject to the satisfaction, or mutual waiver by the Parties, on or before the Effective Date, of each of the following conditions, each of which are for the mutual benefit of the Parties and which may be waived, in whole or in part, by the Purchaser and the Company at any time:

(a)                                 the Arrangement Resolution will have been approved by the Company Shareholders at the Company Meeting in accordance with the Interim Order and applicable Laws;

(b)                                 each of the Interim Order and Final Order will have been obtained in form and substance satisfactory to each of the Company and the Purchaser, each acting reasonably, and will not have been set aside or modified in any manner unacceptable to either the Company or the Purchaser, each acting reasonably, on appeal or otherwise;

(c)                                  the necessary conditional approvals or equivalent approvals, as the case may be, of the TSX will have been obtained, including in respect of the listing of the Share Consideration thereon;

(d)                                 the issuance of the Share Consideration shall be exempt from the registration requirements under the U.S. Securities Act pursuant to Section 3(a)(10) thereof and the registration and qualification requirements of all applicable United States securities laws, and the Share Consideration shall not be subject to resale restrictions in the United States under the U.S. Securities Act;

(e)                                  the Key Regulatory Approvals will have been obtained and be in full force and effect and not modified;

(f)                                   the Arrangement Filings to be sent to the Registrar in accordance with this Agreement and the BCBCA are in form and content satisfactory to the Company and the Purchaser, each acting reasonably; and

(g)                                  this Agreement shall not have been terminated in accordance with its terms.

7.2                                                                               Additional Conditions Precedent to the Obligations of the Company

The obligation of the Company to complete the Arrangement will be subject to the satisfaction, or waiver by the Company, on or before the Effective Date, of each of the following conditions, each of which is for the exclusive benefit of the Company and which may be waived by the Company at any time, in whole or in part, in its sole discretion and without prejudice to any other rights that the Company may have:

(a)                                 the Purchaser shall have complied in all material respects with its obligations, covenants and agreements in this Agreement to be performed and complied with on or before the Effective Date;

(b)                                 the representations and warranties of the Purchaser in Section 3.2 shall be true and correct (disregarding for this purpose all materiality or Purchaser Material Adverse Effect qualifications contained therein) at and as of the date hereof and Effective Date as if made on and as of such date (except for such representations and warranties which are made as of another specified date, in which case such representations and warranties will have been true and correct as of that date) except for breaches of representations and warranties which have not had and would not reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect or prevent, significantly impede or materially delay the completion of the Arrangement;

(c)                                  other than a Kyrgyz Republic Matter, no Law will have been enacted, issued, promulgated, enforced, made, entered, issued or applied and no Proceeding will otherwise have been taken, or are pending or threatened under any Laws or by any Governmental Authority (whether temporary, preliminary or permanent) that makes the Arrangement illegal or otherwise directly or indirectly cease trades, enjoins, restrains or otherwise prohibits completion of the Arrangement;

(d)                                 the Purchaser shall have complied with its obligations under Section 2.11 and Section 4.11 and the Depositary and the trustees for each class of Company Notes shall have confirmed receipt of the Share Consideration and the amount of cash necessary to redeem each of the outstanding Company Notes on the Effective Date or otherwise satisfy and discharge the Company’s obligations under the Company Note Indentures as of the Effective Date, respectively;

(e)                                  the Company shall have received a certificate of the Purchaser signed by a senior officer of the Purchaser and dated the Effective Date certifying that the conditions set out in Section 7.2(a) and Section 7.2(b) have been satisfied, which certificate will cease to have any force and effect after the Effective Time; and

(f)                                   there shall not have occurred, prior to the date hereof, a Purchaser Material Adverse Effect or any event, occurrence, circumstance or development that could reasonably be expected to have a Purchaser Material Adverse Effect.

7.3                                                                               Additional Conditions Precedent to the Obligations of the Purchaser

The obligation of the Purchaser to complete the Arrangement will be subject to the satisfaction, or waiver by the Purchaser, on or before the Effective Date, of each of the following conditions, each of which is for the exclusive benefit of the Purchaser and which may be waived by the Purchaser at any time, in whole or in part, in its sole discretion and without prejudice to any other rights that the Purchaser may have:

(a)                                 the Company shall have complied in all material respects with its obligations, covenants and agreements in this Agreement to be performed and complied with on or before the Effective Date, except where the failure to comply with such covenants, individually or in the aggregate, would not materially impede completion of the Arrangement and the transactions contemplated hereby;

(b)                                 the representations and warranties of the Company in Section 3.1 shall be true and correct (disregarding for this purpose all materiality or Company Material Adverse Effect qualifications contained therein) at and as of the date hereof and the Effective Date as if made on and as of such date (except for such representations and warranties which are made as of another specified date, in which case such representations and warranties shall have been true and correct as of that date) except for breaches of representations and warranties (other than the Fundamental Representations) which have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect or prevent, significantly impede or materially delay the completion of the Arrangement, it being understood that it is a separate condition precedent to the obligations of the Purchaser hereunder that the Fundamental Representations must be accurate in all respects when made and as of the Effective Date;

(c)                                  the Purchaser shall have received a certificate of the Company signed by a senior officer of the Company and dated the Effective Date certifying that the conditions set out in Section 7.3(a), Section 7.3(b), Section 7.3(d) and Section 7.3(g) have been satisfied, which certificate will cease to have any force and effect after the Effective Time;

(d)                                 other than a Kyrgyz Republic Matter, no Law will have been enacted, issued, promulgated, enforced, made, entered, issued or applied and no Proceeding will otherwise have been taken, or be pending or threatened under any Laws or by any Governmental Authority (whether temporary, preliminary or permanent) that:

(i)                       makes the Arrangement illegal or otherwise directly or indirectly cease trades, enjoins, restrains or otherwise prohibits completion of the Arrangement or the payment of the Share Consideration or amounts contemplated payable under Section 4.11,

(ii)                    prohibits, restricts or imposes terms or conditions beyond those terms and conditions which the Purchaser is required to accept pursuant to Section 4.7 on the Arrangement, or the ownership or operation by the Purchaser of the business or assets of the Purchaser, their affiliates and related entities, the Company or any of the Company’s subsidiaries and related entities, or compel the Purchaser to dispose of or hold separate any of the business or assets of the Purchaser, their affiliates and related entities, the Company or any of the Company’s subsidiaries and related entities as a result of the Arrangement; or

(iii)                 prevents or materially delays the consummation of the Arrangement, or if the Arrangement were to be consummated, have a Company Material Adverse Effect;

(e)                                  Company Shareholders shall not have exercised Dissent Rights, or have instituted proceedings to exercise Dissent Rights, in connection with the Arrangement (other than Company Shareholders representing not more than 5% of the Company Shares then outstanding); and

(f)                                   there shall not have occurred, prior to the date hereof, a Company Material Adverse Effect or any event, occurrence, circumstance or development that could reasonably be expected to have a Company Material Adverse Effect.

ARTICLE 8
 GENERAL

8.1                                                                               Notices

Any demand, notice or other communication to be given in connection with this Agreement must be given in writing and will be given by personal delivery or by electronic means of communication addressed to the recipient as follows:

(a)                                 if to the Purchaser as follows:

Centerra Gold Inc.

1 University Avenue, Suite 1500

Toronto, Ontario

Canada M5J 2P1

Attention:	Chief Executive Officer
Facsimile No.:	(416) 204-1954
E-mail:	scott.perry@centerragold.com

with a copy (which will not constitute notice) to:

Stikeman Elliott LLP

5300 Commerce Court West

199 Bay Street

Toronto, Ontario

Canada M5L 1B9

Attention:	John J. Ciardullo
Facsimile No.:	(416) 947-0866
E-mail:	jciardullo@stikeman.com

(b)                                 if to the Company:

Thompson Creek Metals Company Inc.

26 West Dry Creek Circle, Suite 810

Littleton, Colorado 80120

USA

Attention:	President and Chief Executive Officer
Facsimile No.:	(303) 761-7420
E-mail:	jperron@tcrk.com

with a copy (which will not constitute notice) to:

Cassels Brock & Blackwell LLP
2100 Scotia Plaza
40 King Street West
Toronto, Ontario
Canada M5H 3C2

Attention:	Paul Stein
Fax:	(416) 350-6949
Email:	pstein@casselsbrock.com

and

Perkins Coie LLP

1900 Sixteenth St.

Suite 1400

Denver, Colorado 80202

USA

Attention:	Sonny Allison
Fax:	(303) 291-2414
Email:	sallison@perkinscoie.com

or to such other street address, individual or electronic communication number or address as may be designated by notice given by either Party to the other. Any demand, notice or other communication given by personal delivery will be conclusively deemed to have been given on the day of actual delivery thereof and, if given by electronic communication, on the day of transmittal thereof if given during the normal business hours of the recipient and on the Business Day during which such normal business hours next occur if not given during such hours on any day.

8.2                                                                               Assignment

The Company agrees that the Purchaser may assign all or any part of its rights under this Agreement to, and its obligations under this Agreement may be assumed by, a wholly-owned direct or indirect subsidiary of the Purchaser, provided that the Purchaser shall continue to be liable jointly and severally with such subsidiary for all obligations hereunder. Subject to the foregoing, neither this Agreement nor any of the rights, interests or obligations hereunder may be assigned by any Party without the prior written consent of the other Party.

8.3                                                                               Benefit of Agreement

This Agreement will enure to the benefit of and be binding upon the respective successors (including any successor by reason of amalgamation or statutory arrangement) and permitted assigns of the Parties.

8.4                                                                               Third Party Beneficiaries

(a)                                 Except as provided in Section 4.9(a) which, without limiting its terms, is intended as stipulations for the benefit of the Indemnified Parties, the Parties intend that this Agreement will not benefit or create any right or cause of action in favour of any person, other than the Parties and that no person, other than the Parties, shall be entitled to rely on the provisions of this Agreement in any action, suit, proceeding, hearing or other forum.

(b)                                 Despite the foregoing, the Parties acknowledge to each of the Indemnified Parties their direct rights against the applicable Party under Section 4.9(a), which are intended for the benefit of, and shall be enforceable by, each Indemnified Party, his or her heirs and his or her legal representatives, and for such purpose, the Company confirms that it is acting as trustee on their behalf, and agrees to enforce such provisions on their behalf. The Parties reserve their right to vary or rescind the rights at any time and in any way whatsoever, if any, granted by or under this Agreement to any Person who is not a Party, without notice to or consent of that Person, including any Indemnified Person.

8.5                                                                               Time of Essence

Time is of the essence of this Agreement.

8.6                                                                               Public Announcements

No Party shall issue any press release or otherwise make written public statements with respect to the Arrangement or this Agreement without the consent of the other Party (which consent shall not be unreasonably withheld, conditioned or delayed). The Company shall not make any filing with any Governmental Authority with respect to the Arrangement or the transactions contemplated hereby without prior consultation with the Purchaser, and the Purchaser shall not make any filing with any Governmental Authority with respect to the Arrangement or the transactions contemplated hereby without prior consultation with the Company, provided, however, that the foregoing shall be subject to each Party’s overriding obligation to make any disclosure or filing required under applicable Laws, and the Party making the disclosure shall use commercially reasonable efforts to give prior oral or written notice to the other Party and reasonable opportunity for the other Party to review or comment on the disclosure or filing (other than with respect to confidential information contained in such disclosure or filing), and if such prior notice is not possible, to give notice immediately following the making of any such disclosure or filing, and provided further, however, that, except as otherwise required by Section 5.1, the Company shall have no obligation to obtain the consent of or consult with the Purchaser prior to any press release, public statement, disclosure or filing by the Company with regard to an Acquisition Proposal or a Change of Recommendation. The Parties acknowledge that the Company and the Purchaser shall each file this Agreement under such Party’s profile on SEDAR (and in the case of the Company, on EDGAR) without any further notice to any of them.

8.7                                                                               Governing Law; Attornment

This Agreement shall be governed, including as to validity, interpretation and effect, by the laws of the Province of Ontario and the laws of Canada applicable therein. Each of the Parties hereby irrevocably attorns to the non-exclusive jurisdiction of the courts of the Province of Ontario in respect of all matters arising under and in relation to this Agreement or the Arrangement and waives, to the fullest extent possible, the defence of an inconvenient forum or any similar defence to the maintenance of proceedings in such courts.

8.8                                                                               Entire Agreement

This Agreement constitutes, together with the Confidentiality Agreement, the entire agreement between the Parties with respect to the subject matter thereof.  There are no representations, warranties, terms, conditions, undertakings or collateral agreements, express, implied or statutory, between the Parties with respect thereto except as expressly set forth in this Agreement and the Confidentiality Agreement.

8.9                                                                               Amendment

This Agreement and the Plan of Arrangement, may, at any time and from time to time before or after the holding of the Company Meeting but not later than the Effective Time, be amended by written agreement of the Parties without, subject to applicable Laws, further notice to or authorization on the part of the Company Shareholders, and any such amendment may, without limitation:

(a)                                 change the time for performance of any of the obligations or acts of the Parties;

(b)                                 change the time for performance of any of the obligations or acts of the Parties;

(c)                                  waive any inaccuracies or modify any representation, term or provision contained herein or in any document delivered pursuant hereto; or

(d)                                 waive compliance with or modify any of the conditions precedent referred to in Article 7 or any of the covenants herein contained or waive or modify performance of any of the obligations of the Parties, provided, however, that no such amendment may reduce or materially affect the consideration to be received by the Company Shareholders under the Arrangement without their approval at the Company Meeting or, following the Company Meeting, without their approval given in the same manner as required by applicable Laws for the approval of the Arrangement as may be required by the Court.

8.10                                                                        Waiver and Modifications

Any Party may (a) waive, in whole or in part, any inaccuracy of, or consent to the modification of, any representation or warranty made to it hereunder or in any document to be delivered pursuant hereto, (b) extend the time for the performance of any of the obligations or acts of the other Parties (c) waive or consent to the modification of any of the covenants herein contained for its benefit or waive or consent to the modification of any of the obligations of the other Parties hereto or (d) waive the fulfillment of any condition to its own obligations contained herein.  No waiver or consent to the modifications of any of the provisions of this Agreement will be effective or binding unless made in writing and signed by the Party or Parties purporting to give the same and, unless otherwise provided, will be limited to the specific breach or condition waived. The rights and remedies of the Parties hereunder are cumulative and are in addition to, and not in substitution for, any other rights and remedies available at law or in equity or otherwise. No single or partial exercise by a Party of any right or remedy precludes or otherwise affects any further exercise of such right or remedy or the exercise of any other right or remedy to which that Party may be entitled. No waiver or partial waiver of any nature, in any one or more instances, will be deemed or construed a continued waiver of any condition or breach of any other term, representation or warranty in this Agreement.

8.11                                                                        Severability

If any provision of this Agreement is determined by any court of competent jurisdiction to be illegal or unenforceable, that provision will be severed from this Agreement and the remaining provisions will continue in full force and effect so long as the economic or legal substance of the transactions contemplated herein is not affected in any material manner or would prevent or significantly impede or materially delay the completion of the Arrangement.

8.12                                                                        Mutual Interest

Notwithstanding the fact that any part of this Agreement has been drafted or prepared by or on behalf of one of the Parties, all Parties confirm that they and their respective counsel have reviewed and negotiated this Agreement and that the Parties have adopted this Agreement as the joint agreement and understanding of the Parties, and the language used in this Agreement will be deemed to be the language chosen by the Parties to express their mutual intent, and the Parties waive the application of any Laws or rules of construction providing that ambiguities in any agreement or other document will be construed against the Party drafting such agreement or other document and agree that no rule of construction providing that a provision is to be interpreted in favour of the person who contracted the obligation and against the person who stipulated it will be applied against any Party.

8.13                                                                        Further Assurances

Subject to the provisions of this Agreement, the Parties will, from time to time, do all acts and things and execute and deliver all such further documents and instruments, as the other Parties may, either before or after the Effective Date, reasonably require to effectively carry out or better evidence or perfect the full intent and meaning of this Agreement and, in the event the Arrangement becomes effective, to document or evidence any of the transactions or events set out in the Plan of Arrangement.

8.14                                                                        Injunctive Relief

Subject to Section 5.2(d), the Parties agree that irreparable harm would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached for which money damages would not be an adequate remedy at law. It is accordingly agreed that the Parties will be entitled to an injunction or injunctions and other equitable relief to prevent breaches of this Agreement, any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief hereby being waived, this being in addition to any other remedy to which a Party may be entitled at law or in equity.

8.15                                                                        No Personal Liability

(a)                                 No director, officer or employee of the Purchaser will have any personal liability to the Company under this Agreement or any other document delivered in connection with this Agreement or the Arrangement on behalf of the Purchaser.

(b)                                 No director, officer or employee of the Company will have any personal liability to the Purchaser under this Agreement or any other document delivered in connection with this Agreement or the Arrangement on behalf of the Company.

8.16                                                                        Counterparts

This Agreement may be executed and delivered in any number of counterparts (including by facsimile or electronic transmission), each of which will be deemed to be an original and all of which taken together will be deemed to constitute one and the same instrument.

[Remainder of page has been left intentionally blank]

IN WITNESS WHEREOF the Parties have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

CENTERRA GOLD INC.

By:	/s/ Scott G. Perry
	Name:	Scott G. Perry
	Title:	Chief Executive Officer

By:	/s/ Frank H. Herbert
	Name:	Frank H. Herbert
	Title:	President

THOMPSON CREEK METALS COMPANY INC.

By:	/s/ Jacques Perron
	Name:	Jacques Perron
	Title:	President and Chief Executive Officer

SCHEDULE A

FORM OF PLAN OF ARRANGEMENT

PLAN OF ARRANGEMENT UNDER DIVISION 5 OF PART 9
OF THE BUSINESS CORPORATIONS ACT (BRITISH COLUMBIA)

Article 1
INTERPRETATION

1.1                               Definitions

In this Plan of Arrangement, unless there is something in the subject matter or context inconsistent therewith, the following terms shall have the respective meanings set out below and grammatical variations of those terms shall have corresponding meanings:

(a)                                 “Arrangement” means the arrangement under the provisions of Section 288 of the BCBCA, on the terms and conditions set out in this Plan of Arrangement, subject to any amendments or variations thereto made in accordance with Section 8.9 of the Arrangement Agreement or Article 5of this Plan of Arrangement or made at the direction of the Court in the Final Order with the prior written consent of the Company and the Purchaser, each acting reasonably;

(b)                                 “Arrangement Agreement” means the agreement made as of July 5, 2016 between the Company and the Purchaser, including the schedules thereto, as the same may be supplemented or amended from time to time;

(c)                                  “Arrangement Resolution” means the resolution of the Company Shareholders approving the Arrangement to be considered at the Company Meeting;

(d)                                 “BCBCA” means the Business Corporations Act (British Columbia) including all regulations made thereunder, as promulgated or amended from time to time;

(e)                                  “Business Day” means  a day other than a Saturday, a Sunday or any other day on which commercial banking institutions in Vancouver, British Columbia, Toronto, Ontario or the State of Colorado are authorized or required by applicable Law to be closed;

(f)                                   “Company” means Thompson Creek Metals Company Inc., a corporation incorporated under the laws of the Province of British Columbia;

(g)                                  “Company Meeting” means the special meeting of the Company Shareholders, including any adjournment or postponement thereof, to be called and held in accordance with the Interim Order for the purpose of considering and, if thought fit, approving the Arrangement Resolution;

(h)                                 “Company Options” means, at any time, options to acquire Company Shares granted pursuant to the Long Term Incentive Plan or a stock option inducement award agreement which are, at such time, outstanding and unexercised, whether or not vested;

(i)                                     “Company Optionholder” means a holder of one or more Company Options;

(j)                                    “Company PSUs” means the performance share units granted under the Long Term Incentive Plan;

(k)                                 “Company RSUs” means the restricted share units granted under the Long Term Incentive Plan or under a restricted share unit inducement award agreement;

(l)                                     “Company Shareholder” means a holder of one or more Company Shares;

(m)                             “Company Shares” means the common shares without par value in the capital of the Company;

(n)                                 “Company Share Letter of Transmittal” means the letter of transmittal to be delivered by the Company to the Company Shareholders providing for the delivery of Company Shares to the Depositary;

(o)                                 “Court” means the Supreme Court of British Columbia;

(p)                                 “Depositary” means any trust company, bank or other financial institution agreed to in writing by each of the Parties for the purpose of, among other things, exchanging certificates representing Company Shares for the Consideration in connection with the Arrangement;

(q)                                 “Dissent Rights” has the meaning ascribed thereto in Section 3.1;

(r)                                    “Dissenting Shares” means the Company Shares held by Dissenting Company Shareholders in respect of which such Dissenting Company Shareholders have given Notice of Dissent;

(s)                                   “Dissenting Company Shareholder” means a registered holder of Company Shares who has duly and validly exercised the Dissent Rights in respect of the Arrangement Resolution in strict compliance with the Dissent Rights and who has not withdrawn or been deemed to have withdrawn such exercise of Dissent Rights;

(t)                                    “Effective Date” means the date upon which all of the conditions to completion of the Arrangement as set forth in the Arrangement Agreement have been satisfied or waived and all documents agreed to be delivered hereunder have been delivered to the satisfaction of the parties thereto, acting reasonably;

(a)                                 “Effective Time” means 12:01 a.m. (Vancouver time) on the Effective Date or such other time as the Company and the Purchaser may agree upon in writing;

(b)                                 “Fair Market Value” means the volume weighted average trading price of the Company Shares on the TSX for the five trading day period immediately prior to the Effective Date;

(u)                                 “Final Order” means the order of the Court approving the Arrangement under Section 291 of the BCBCA, in form and substance acceptable to the Company and Purchaser, each acting reasonably, after a hearing upon the procedural and substantive fairness of the terms and conditions of the Arrangement, as such order may be affirmed, amended, modified, supplemented or varied by the Court (with the consent of both the Company and the Purchaser, each acting reasonably) at any time prior to the Effective Date or, if appealed, as affirmed or amended (provided that any such amendment, modification, supplement or variation is acceptable to both the Company and the Purchaser, each acting reasonably) on appeal unless such appeal is withdrawn, abandoned or denied;

(v)                                 “Former Company Shareholders” means the holders of Company Shares immediately prior to the Effective Time and those who received Company Shares as a step in the Plan of Arrangement;

(w)                               “Governmental Authority” means any multinational, federal, provincial, territorial, state, regional, municipal, local or other government or governmental body and any division, agent, official, minister, agency, commission, commissioner, bureau, board or authority of any government, governmental body, quasi-governmental or private body (including the TSX or any other stock exchange) exercising any statutory, regulatory, expropriation or taxing authority under the authority of any of the foregoing and any domestic, foreign or international judicial, quasi-judicial or administrative court, tribunal, commission, board, panel or arbitrator acting under the authority of any of the foregoing;

(x)                                 “holder”, when used with reference to any securities of the Company, means the holder of such securities shown from time to time in the central securities register maintained by or on behalf of the Company in respect of such securities;

(y)                                 “In-The-Money Amount” in respect of a stock option means the amount, if any, by which the aggregate Fair Market Value at that time of the securities subject to the option exceeds the aggregate exercise price of the option;

(z)                                  “Interim Order” means the interim order of the Court to be issued following the application therefor contemplated by Section 2.2(a) of the Arrangement Agreement, in form and substance acceptable to the Company and the Purchaser, each acting reasonably, providing for, among other things, the calling and holding of the Company Meeting, as such order may be affirmed, amended, modified, supplemented or varied by the Court with the consent of both the Company and the Purchaser, each acting reasonably;

(aa)                          “Liens” means any pledge, claim, lien, charge, option, hypothec, mortgage, security interest, restriction, adverse right, prior assignment, lease, sublease,

royalty, levy, right to possession or any other encumbrance, easement, license, right of first refusal, covenant, voting trust or agreement, transfer restriction under any shareholder or similar agreement, right or restriction of any kind or nature whatsoever, whether contingent or absolute, direct or indirect, or any agreement, option, right or privilege (whether by Law, contract or otherwise) capable of becoming any of the foregoing;

(bb)                          “Long Term Incentive Plan” means the Amended and Restated Company 2010 Long-Term Incentive Plan approved by Company Shareholders on May 13, 2014;

(cc)                            “Notice of Dissent” means a notice of dissent duly and validly given by a registered holder of Company Shares exercising Dissent Rights as contemplated in the Interim Order and as described in Article 4;

(dd)                          “Plan of Arrangement” means this plan of arrangement, including any appendices hereto, and any amendments, modifications or supplements hereto made from time to time in accordance with the terms hereof or made at the direction of the Court in the Final Order, with the consent of the Company and the Purchaser, each acting reasonably;

(ee)                            “Purchaser” means Centerra Gold Inc., a corporation incorporated under the laws of Canada;

(ff)                              “Purchaser Holdco” means •, a corporation incorporated under the laws of the Province of British Columbia and a wholly-owned subsidiary of the Purchaser;

(gg)                            “Purchaser Replacement Option” has the meaning ascribed thereto in Section 2.3(a)(i);

(hh)                          “Purchaser Shares” means the common shares in the capital of the Purchaser;

(ii)                                  “Share Consideration” means 0.0988 of a Purchaser Share for each Company Share

(jj)                                “Registrar” means the person appointed as the Registrar of Companies under section 400 of the BCBCA; and

(cc)                            “Tax Act” means the Income Tax Act (Canada), and the regulations promulgated thereunder, as amended.

Any capitalized terms used but not defined herein shall have the meaning ascribed to such terms in the Arrangement Agreement. In addition, words and phrases used herein and defined in the BCBCA and not otherwise defined herein or in the Arrangement Agreement shall have the same meaning herein as in the BCBCA unless the context otherwise requires.

1.2                               Interpretation Not Affected by Headings, etc.

The division of this Plan of Arrangement into Articles, Sections, paragraphs and other portions and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation hereof. Unless otherwise indicated, all references to an “Article”, “Section” or “paragraph” followed by a number and/or a letter refer to the specified Article, Section or paragraph of this Plan of Arrangement.

1.3                               Number

In this Plan of Arrangement, unless the context otherwise requires, words used herein importing the singular include the plural and vice versa.

1.4                               Date of Any Action

In the event that any date on which any action is required to be taken hereunder by any of the Parties is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.

1.5                               Time

Time shall be of the essence in every matter or action contemplated hereunder. All times expressed herein or in any letter of transmittal contemplated herein are the local time in Vancouver, British Columbia unless otherwise stipulated herein or therein.

1.6                               Currency

Unless otherwise stated, all references in this Plan of Arrangement to sums of money are expressed in lawful money of Canada.

Article 2
ARRANGEMENT

2.1                               Arrangement Agreement

This Plan of Arrangement is made pursuant to, is subject to the provisions of, and forms a part of the Arrangement Agreement, except in respect of the sequence of the steps comprising the Arrangement, which shall occur in the order set forth herein.

2.2                               Binding Effect

This Plan of Arrangement will become effective at the Effective Time and shall be binding upon the Purchaser, Purchaser Holdco, the Company, the Company Shareholders (including, for greater certainty, Dissenting Company Shareholders), the Company Optionholders and the holders of Company PSUs and Company RSUs, the Depositary and the Registrar and Transfer Agent in respect of the Company Shares, including, as applicable, registered and beneficial holders.

2.3                               The Arrangement

Commencing at the Effective Time, each of the events set out below shall occur and be deemed to occur in the following sequence effective as at one minute intervals starting at the Effective Time, in each case without any further authorization, act or formality of or by the Court, the Registrar, the Company, the Purchaser or any other person:

(a)                                 At the Effective Time the following actions shall occur in the following order:

(i)                        notwithstanding the terms of the Long Term Incentive Plan, each Company Option will be exchanged for an option (each a, “Purchaser Replacement Option”) to purchase from the Purchaser the number of Purchaser Shares equal to: (A) 0.0988, multiplied by (B) the number of Company Shares subject to such Company Option immediately prior to the Effective Time (and when aggregated with the other Purchaser Replacement Options of a holder results in a fraction of a Purchaser Share, they shall be rounded down to the nearest whole number of Purchaser Shares). Such Purchaser Replacement Option shall provide for an exercise price per Purchaser Share equal to (Y) the exercise price per Company Share otherwise purchasable pursuant to such Company Option immediately prior to the Effective Time, divided by (Z) 0.0988. All terms and conditions of a Purchaser Replacement Option, including the term to expiry, conditions to and manner of exercising, will be the same as the Company Option for which it was exchanged, and shall be governed by the terms of the Long Term Incentive Plan and any document evidencing a Company Option shall thereafter evidence and be deemed to evidence such Purchaser Replacement Option. It is intended that subsection 7(1.4) of the Tax Act apply to such exchange of Company Options. Accordingly, and notwithstanding the foregoing, if required, the exercise price of a Purchaser Replacement Option will be increased such that the aggregate In-The-Money-Amount of the Purchaser Replacement Option does not exceed the In-The-Money-Amount of the Company Option immediately before the exchange contemplated in this Section 2.3(a)(i);

(ii)                     the vesting of each Company PSU will be accelerated and the holder will receive the number of Company PSUs assuming target performance as set out in his or her agreement; each Company PSU will be surrendered by the Company PSU holder for one Company Share less any amounts withheld pursuant to Section 5.4 and the Company Shares issuable in connection therewith will be deemed to be issued to such Company PSU holder as fully paid and non-assessable common shares in the authorized share structure of Company provided that no share certificates shall be issued with respect to such shares;

(iii)                  the vesting of each Company RSU will be accelerated and each Company RSU will be surrendered by the Company RSU holder for one Company Share less any amounts withheld pursuant to Section 5.4 and the Company

Shares issuable in connection therewith will be deemed to be issued to such Company RSU holder as fully paid and non-assessable common shares in the authorized share structure of Company provided that no share certificates shall be issued with respect to such shares.

(b)                                 Following the steps in Section 2.3(a):

(i)                        each Company Share held by a Dissenting Company Shareholder shall be deemed to be transferred by the holder thereof, without any further act or formality on its part, free and clear of all liens, claims and encumbrances, to the Company and the Company shall thereupon be obliged to pay the amount therefor determined and payable in accordance with Article 3, and the name of such holder shall be removed from the central securities register of the Company as a holder of Company Shares and the Company Shares so transferred will be cancelled;

(ii)                     each issued Company Share held by a Former Company Shareholder (other than a Dissenting Company Shareholder or the Purchaser or any subsidiary of the Purchaser but including, for greater certainty, any Company Shares issued pursuant to Sections 2.3(a)(ii) and 2.3(a)(iii)) shall be transferred to the Purchaser in exchange for the Share Consideration, subject to Article 4. Following completion of this step, the Purchaser will be the holder of all of the issued and outstanding Company Shares; and

(iii)                  all Company Shares, each of which is now held by the Purchaser, will be contributed by the Purchaser to Purchaser Holdco in consideration for a corresponding number of common shares in the capital of Purchaser Holdco. Following completion of this step, Purchaser Holdco will be the holder of all of the issued and outstanding Company Shares and the central securities register of the Company will be revised accordingly.

The exchanges and cancellations provided for in this Section 2.3 will be deemed to occur on the Effective Date, notwithstanding that certain of the procedures related thereto are not completed until after the Effective Date.

2.4                               Delivery of Consideration

(a)                                 Following the receipt of the Final Order and prior to the Effective Date, the Purchaser shall deliver or arrange to be delivered to the Depositary the aggregate Consideration in accordance with the provisions of Section 2.3(b), which Consideration shall be held by the Depositary as agent and nominee for such Former Company Shareholders for distribution to such Former Company Shareholders in accordance with the provisions of Article 4.

(b)                                 Subject to the provisions of Article 4, and upon return of a properly completed Company Share Letter of Transmittal by a registered Former Company Shareholder together with certificates representing Company Shares and such other documents as the Depositary may require, Former Company Shareholders shall be entitled to receive delivery of the Consideration to which they are entitled pursuant to Section 2.3(b).

2.5                               No Fractional Shares

Following the Effective Time, if the aggregate number of Purchaser Shares to which a Company Shareholder would otherwise be entitled would include a fractional share, then the number of Purchaser Shares that such former Company Shareholder is entitled to receive shall be rounded down to the next whole number and no former Company Shareholder will be entitled to any compensation in respect of such fractional Purchaser Share.

2.6                               Calculations

All amounts of cash Consideration to be received under this Plan of Arrangement will be calculated to the nearest cent ($0.01) or to the nearest tenth of one percent (0.10%), as applicable.  All calculations and determinations made by the Company and the Purchaser for the purposes of this Plan of Arrangement shall be conclusive, final and binding upon the Company Shareholders.

Article 3
DISSENT RIGHTS

3.1                               Rights of Dissent

Pursuant to the Interim Order, each registered Company Shareholder may exercise rights of dissent in connection with the Arrangement (“Dissent Rights”) under Section 238 of the BCBCA and in the manner set forth in Sections 242 to 247 of the BCBCA, all as modified by this Article 3 as the same may be modified by the Interim Order or the Final Order in respect of the Arrangement, provided that the written objection to the Arrangement Resolution contemplated by Section 242 of the BCBCA must be sent to and received by the Company not later than 5:00 p.m. on the Business Day that is two Business Days before the Company Meeting. Company Shareholders who duly exercise such rights of dissent and who:

(a)                                 are ultimately determined to be entitled to be paid fair value from the Company for the Dissenting Shares in respect of which they have exercised Dissent Rights, notwithstanding anything to the contrary contained in Section 245 of the BCBCA, will be deemed to have irrevocably transferred such Dissenting Shares to the Company pursuant to Section 2.3(b)(i) in consideration of such fair value; or

(b)                                 are ultimately not entitled, for any reason, to be paid fair value for the Dissenting Shares in respect of which they have exercised Dissent Rights, will be deemed to have participated in the Arrangement on the same basis as a Company Shareholder who has not exercised Dissent Rights, as at and from the time specified in Section 2.3(b)(i), and be entitled to receive only the Consideration, but in no case will the Company or the Purchaser or any other person be required to recognize such holders as holders of Company Shares after the completion of the steps set forth in Section 2.3(b), and each Dissenting Company Shareholder will cease to be entitled to the rights of a Company Shareholder in respect of the Company Shares in relation to which such Dissenting Company Shareholder has exercised Dissent Rights and the central securities register of the Company will be amended to reflect that such former holder is no longer the holder of such Company Shares as and from the completion of the steps in Section 2.3(b).

In addition to any other restrictions set forth in the BCBCA none of the following shall be entitled to exercise Dissent Rights: (i) Company Optionholders; (ii) holders of Company PSUs or Company RSUs; and (iii) Company Shareholders who vote in favour of the Arrangement Resolution.

Article 4
CERTIFICATES AND PAYMENTS

4.1                               Payment of Consideration

(a)                                 As soon as practicable following the later of the Effective Date and the surrender to the Depositary for cancellation of a certificate that immediately prior to the Effective Time represented outstanding Company Shares that were transferred under Section 2.3(b), together with a duly completed Company Share Letter of Transmittal and such additional documents and instruments as the Depositary may reasonably require and such other documents and instruments as would have been required to effect such transfer under the BCBCA, the Securities Transfer Act (British Columbia) and the articles of the Company after giving effect to Section 2.3(b) the former holder of such Company Shares shall be entitled to receive in exchange therefor, and the Depositary shall deliver to such holder following the Effective Time, or make available for pick up at its offices during normal business hours, a cheque and a share certificate representing the Share Consideration that such holder is entitled to receive in accordance with Section 2.3(b), less any amounts withheld pursuant to Section 4.4. Notwithstanding the foregoing, holders of Company PSUs or Company RSUs who received Company Shares pursuant to Sections 2.3(a)(i) and 2.3(a)(iii) shall not receive certificates representing such Company Shares and, accordingly, shall not be required to deliver any such certificates in respect of such Company Shares.

(b)                                 Subject to Section 4.3, until surrendered as contemplated by this Section 4.1, each certificate which immediately prior to the Effective Time represented Company Shares will be deemed after the time described in Section 2.3(b) to represent only the right to receive from the Depositary upon such surrender a cheque and a share certificate representing the Consideration that the holder of such cheque is entitled to receive in accordance with Section 2.3, less any amounts withheld pursuant to Section 4.4.

(c)                                  The Company and the Purchaser will cause the Depositary, as soon as a Former Company Shareholder becomes entitled to the Share Consideration in accordance with Section 2.3(b), to:

(i)                                     forward or cause to be forwarded by first class mail (postage paid) to such former holder at the address specified in the Company Share Letter of Transmittal;

(ii)                                  if requested by such former holder in the Company Share Letter of Transmittal make available at the offices of the Depositary specified in the Company Share Letter of Transmittal; or

(iii)                               if the Company Share Letter of Transmittal neither specifies an address as described in Section 4.1(c)(i) nor contains a request as described in Section 4.1(c)(ii), forward or cause to be forwarded by first class mail (postage paid) to such former holder at the address of such former holder as shown on the applicable securities register maintained by or on behalf of the Company immediately prior to the Effective Time, a cheque and a share certificate representing the Share Consideration to such Former Company Shareholder in accordance with the provisions hereof.

(d)                                 No dividends or other distributions declared or made after the Effective Date with respect to the Purchaser Shares with a record date on or after the Effective Date will be payable or paid to the holder of any unsurrendered certificate or certificates for Company Shares which, immediately prior to the Effective Date, represented outstanding Company Shares, until the surrender of certificates for Company Shares in exchange for the Consideration issuable therefor pursuant to the terms of this Plan of Arrangement. Subject to applicable Law and to Section 4.4, at the time of such surrender, there shall, in addition to the delivery of the Share Consideration to which such Company Shareholder is thereby entitled, be delivered to such holder, without interest, the amount of the dividend or other distribution with a record date after the Effective Time theretofore paid with respect to such Purchaser Shares.

(e)                                  No holder of Company Shares shall be entitled to receive any consideration or entitlement with respect to such Company Shares other than any consideration or entitlement to which such holder is entitled to receive in accordance with Section 2.3, this Section 4.1 and the other terms of this Plan of Arrangement and, for greater certainty, no such holder with be entitled to receive any interest, dividends, premium or other payment in connection therewith, other than any declared but unpaid dividends.

4.2                               Loss of Certificates

In the event any certificate which immediately prior to the Effective Time represented any outstanding Company Shares that were acquired by the Purchaser or the Company pursuant to Section 2.3 has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the former holder of such Company Shares, the Depositary will deliver to such person or make available for pick up at its offices in exchange for such lost, stolen or destroyed certificate, a cheque and a share certificate representing the Consideration to which the former holder of such Company Shares is entitled to receive pursuant to Section 2.3 in accordance with such holder’s Company Share Letter of Transmittal. When authorizing such payment in relation to any lost, stolen or destroyed certificate, the former holder of such Company Shares will, as a condition precedent to the delivery of such Share Consideration, give a bond satisfactory to the Company, the Purchaser and the Depositary in such sum as the Purchaser may direct or otherwise indemnify the Company and the Purchaser in a manner satisfactory to the Company and the

Purchaser against any claim that may be made against the Company or the Purchaser with respect to the certificate alleged to have been lost, stolen or destroyed.

4.3                               Extinction of Rights

If any Former Company Shareholder fails to deliver to the Depositary the certificates, documents or instruments required to be delivered to the Depositary under Section 4.1 or Section 4.2 in order for such Former Company Shareholder to receive the Consideration which such former holder is entitled to receive pursuant to Section 2.3, on or before the sixth anniversary of the Effective Date, on the sixth anniversary of the Effective Date (i) such former holder will be deemed to have donated and forfeited to the Purchaser or its successor any  Consideration held by the Depositary in trust for such former holder to which such former holder is entitled and (ii) any certificate representing Company Shares formerly held by such former holder will cease to represent a claim of any nature whatsoever and will be deemed to have been surrendered to the Purchaser and will be cancelled. Neither the Company nor the Purchaser, or any of their respective successors, will be liable to any person in respect of any Share Consideration (including any consideration previously held by the Depositary in trust for any such former holder) which is forfeited to the Company or the Purchaser or delivered to any public official pursuant to any applicable abandoned property, escheat or similar law.

4.4                               Withholding Rights

(a)                                 The Company, the Purchaser and the Depositary will be entitled to deduct and withhold from any consideration otherwise payable to any Company Shareholder, Company Optionholder, holder of Company PSUs or Company RSUs, under this Plan of Arrangement (including any payment to Dissenting Company Shareholders) such amounts as the Company, the Purchaser or the Depositary is required to deduct and withhold with respect to such payment under the Tax Act, the U.S. Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder, or any provision of any provincial, state, local or foreign tax law as counsel may advise is required to be so deducted and withheld by the Company, the Purchaser or the Depositary, as the case may be. For the purposes hereof, all such withheld amounts shall be treated as having been paid to the person in respect of which such deduction and withholding was made on account of the obligation to make payment to such person hereunder, provided that such deducted or withheld amounts are actually remitted to the appropriate Governmental Authority by or on behalf of the Company, the Purchaser or the Depositary, as the case may be.

(b)                                 Each of the Company, the Purchaser and the Depositary is hereby authorized to sell or otherwise dispose of such portion of Purchaser Shares payable as Share Consideration as is necessary to provide sufficient funds to the Company, the Purchaser or the Depositary, as the case may be, to enable it to implement such deduction or withholding, and the Company, the Purchaser or the Depositary will notify the holder thereof and remit to the holder any unapplied balance of the net proceeds of such sale.

4.5                               No Liens

Any exchange or transfer of securities pursuant to this Plan of Arrangement shall be free and clear of any Liens or other claims of third parties of any kind.

4.6                               Paramountcy

From and after the Effective Time: (a) this Plan of Arrangement shall take precedence and priority over any and all Company Shares, Company Options, Company PSUs and Company RSUs issued prior to the Effective Time; (b) the rights and obligations of the Company Shareholders, the Company, the Purchaser, the Depositary and any transfer agent or other depositary therefor in relation thereto, shall be solely as provided for in this Plan of Arrangement; and (c) all actions, causes of action, claims or proceedings (actual or contingent and whether or not previously asserted) based on or in any way relating to any Company Shares shall be deemed to have been settled, compromised, released and determined without liability except as set forth in this Plan of Arrangement.

Article 5
AMENDMENTS

5.1                               Amendments to Plan of Arrangement

(a)                                 The Company and the Purchaser reserve the right to amend, modify or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that each such amendment, modification or supplement must be (i) set out in writing, (ii) approved by the Company and the Purchaser, (iii) filed with the Court and, if made following the Company Meeting, approved by the Court; and (iv) communicated to or approved by the Company Shareholders if and as required by the Court.

(b)                                 Any amendment, modification or supplement to this Plan of Arrangement may be proposed at any time prior to the Company Meeting (provided that the Company and the Purchaser have each consented thereto) with or without any other prior notice or communication and, if so proposed and accepted by the persons voting at the Company Meeting (other than as may be required under the Interim Order), will become part of this Plan of Arrangement for all purposes.

(c)                                  Any amendment, modification or supplement to this Plan of Arrangement that is approved or directed by the Court following the Company Meeting will be effective only if such amendment, modification or supplement: (i) is consented to by each of the Company and the Purchaser; and (ii) if required by the Court or applicable law, is consented to by Company Shareholders voting in the manner directed by the Court.

(d)                                 Any amendment, modification or supplement to this Plan of Arrangement may be made following the Effective Date unilaterally by the Purchaser provided that it concerns a matter which, in the reasonable opinion of the Purchaser, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the financial or economic interests of any Former Company Shareholder.

(e)                                  The Purchaser shall be entitled to propose an amendment, modification or supplement to this Plan of Arrangement at any time prior to the Effective Time and, unless such proposal shall be adverse to the financial or economic interests of any Company Securityholders, the Company shall propose and implement such amendment, modification or supplement in accordance with the process described in paragraphs (a) to (c) of this Section 5.1, as may be applicable.

Article 6
FURTHER ASSURANCES

Notwithstanding that the transactions and events set out herein will occur and be deemed to occur in the order set out in this Plan of Arrangement without any further act or formality, each of the Company and the Purchaser will make, do and execute, or cause to be made, done and executed, any such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them in order to further document or evidence any of the transactions or events set out herein.

SCHEDULE B
ARRANGEMENT RESOLUTION

RESOLUTION OF THE SHAREHOLDERS
OF THOMPSON CREEK METALS COMPANY INC. (the “Company”)

BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

A.                                    The arrangement (as it may be, or may have been, modified or amended in accordance with its terms, the “Arrangement”) under Division 5 of Part 9 of the Business Corporations Act (British Columbia) (the “BCBCA”) involving the Company and its shareholders, all as more particularly described and set forth in the Management Information Circular and Proxy Statement of the Company dated •, 2016 (the “Circular”), is hereby authorized, approved and adopted.

B.                                    The plan of arrangement (as it may be, or may have been, modified or amended in accordance with its terms, the “Plan of Arrangement”) involving the Company and its shareholders and implementing the Arrangement, the full text of which is attached as Appendix • to the Circular is hereby authorized, approved and adopted.

C.                                    The Arrangement Agreement (as it may be amended from time to time in accordance with its terms, the “Arrangement Agreement”) dated as of July 5, 2016 between the Company and Centerra Gold Inc. and all the transaction contemplated therein, the actions of the directors of the Company in approving the Arrangement and the Arrangement Agreement and the actions of the directors and officers of the Company in executing and delivering the Arrangement Agreement and causing the performance by the Company of its obligations thereunder are hereby confirmed, ratified, authorized and approved.

D.                                    The Company be and is hereby authorized to apply for a final order from the Supreme Court of British Columbia to approve the Arrangement on the terms set forth in the Arrangement Agreement and the Plan of Arrangement (as they may be amended, modified or supplemented and as described in the Circular).

E.                                     Notwithstanding that this resolution has been passed (and the Arrangement approved and agreed to) by the shareholders of the Company, or that the Arrangement has been approved by the Supreme Court of British Columbia, the directors of the Company are hereby authorized and empowered without further approval of any shareholders of the Company (i) to amend the Arrangement Agreement or the Plan of Arrangement to the extent permitted by the Arrangement Agreement or Plan of Arrangement and (ii) subject to the terms and conditions of the Arrangement Agreement, not to proceed with the Arrangement at any time prior to the Effective Time (as defined in the Arrangement Agreement).

F.                                      Any officer or director of the Company is hereby authorized for and on behalf of the Company to execute and deliver for filing with the Registrar under the BCBCA any and all documents as are necessary or desirable to give effect to the Arrangement in accordance with the Arrangement Agreement or the Plan of Arrangement, such determination to be conclusively evidenced by the execution and delivery of such articles of arrangement and such other documents.

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G.                                    Solely on an advisory (non-binding) basis, the agreements or understandings between the Company’s named executive officers and the Company and the related compensation that will or may be paid to its named executive officers in connection with the Arrangement, as disclosed pursuant to Item 402(t) of Regulation S-K in the “Golden Parachute Compensation” table and the related narrative disclosures in the section of the proxy statement entitled “The Arrangement — Interests of Our Directors and Executive Officers in the Arrangement — Quantification of Potential Payments to the Company’s Named Executive Officers in Connection with the Arrangement are herby authorized, approved and adopted.

H.                                   Any one director or officer of the Company is hereby authorized, empowered and instructed, acting for, in the name and on behalf of the Company, to execute or cause to be executed, under the seal of the Company or otherwise, and to deliver or to cause to be delivered, all such other documents and to do or to cause to be done all such other acts and things as in such person’s opinion may be necessary or desirable in order to carry out the intent of the foregoing paragraphs of these resolutions and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document or the doing of such act or thing.

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